

June 25, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

     RE: **Miami International Securities Exchange, LLC ("MIAX")**
              Amendment 2025-13 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(b) is Amendment 2025-13 to the Form 1 Application of MIAX, which includes the following:

     Exhibits D, I, K, M & N – Annual filing pursuant to Rule 6a-2(b)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/25 /25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
    Telephone: 609-897-7300; Facsimile: 609-987-2210

25000250

5. Provide the name, title and telephone number of a contact employee:
    Barbara J. Comly, EVP, General Counsel & Corporate Secretary
    609-897-7315

6. Provide the name and address of counsel for the applicant:
    Barbara J. Comly, EVP, General Counsel & Corporate Secretary
    Miami International Securities Exchange, LLC
    7 Roszel Road, Suite 1A
    Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
    ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

    (a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

    (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: June 18, 2025   By: _____
                                                        Barbara J. Comly
                                                        EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 18th day of April, 2025.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2024 are attached.

2. Audited unconsolidated financial statements of MIAX PEARL, LLC as of December 31, 2024 are attached.

3. Audited unconsolidated financial statements of MIAX Emerald, LLC as of December 31, 2024 are attached.

4. Audited unconsolidated financial statements of MIAX Sapphire, LLC as of December 31, 2024 are attached.

5. Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2024 are attached.

6. Unaudited unconsolidated financial statements of MIAX Global Derivatives, LLC as of December 31, 2024 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2024.)

7. Unaudited unconsolidated financial statements of M 9 Holdings, LLC as of December 31, 2024 are attached.

8. Unaudited unconsolidated financial statements of The Bermuda Stock Exchange as of December 31, 2024 are attached.

9. Unaudited unconsolidated financial statements of M 402 Holdings, LLC as of December 31, 2024 are attached.

10. Unaudited unconsolidated financial statements of MIAX Futures Exchange, LLC as of December 31, 2024 are attached.

11. Unaudited unconsolidated financial statements of MGEX Real Estate Holdings, LLC as of December 31, 2024 are attached.

12. Unaudited unconsolidated financial statements of Dorman Trading, LLC as of December 31, 2024 are attached.

13. Unaudited unconsolidated financial statements of M 7 Holdings, LLC as of December 31, 2024 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2024.)

14. Unaudited unconsolidated financial statements of LedgerX LLC d/b/a MIAX Derivatives Exchange as of December 31, 2024 are attached.

15. Unaudited unconsolidated financial statements MIH East Holdings, Limited as of December 31, 2024.

16. Unaudited unconsolidated financial statements of ConvexityShares, LLC as of December 31, 2024 are attached.

17. MIAX Global, LLC, MIAX Products, LLC, and BSD Nominee Limited are not active and financial statements are not available for these companies.

EXHIBIT I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Audited unconsolidated financial statements for Miami International Securities Exchange, LLC as of December 31, 2024 are attached. Miami International Securities Exchange, LLC has no consolidated subsidiaries.

EXHIBIT K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1.   Full legal name;

2.   Title or Status;

3.   Date title or status was acquired;

4.   Approximate ownership interest; and

5.   Whether the person has control, a term that is defined in the instructions to this Form.

Response:

Miami International Holdings, Inc. owns 100% of Miami International Securities Exchange, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. Miami International Securities Exchange, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on February 1, 2008.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a member, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of June 3, 2025, including the information set forth in items 1-6 above.

EXHIBIT N

Exhibit Request:

Provide a schedule for each of the following:

1.   The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2.   The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3.   The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4.   Other securities traded on the Exchange, including for each the name of the issuer and a description of the security.

Response:

1.   Attached is a list of the securities listed on the Exchange as of June 2, 2025, indicating for each the name of the issuer and a description of the security.

2.   None.

3.   None.

4.   None.

Miami International Holdings, Inc.

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

Assets

Current assets:		
Cash and cash equivalents	$	65,220
Other current assets		10,962
Total current assets		76,182
Due from Miami International Holdings, Inc.		188,595
Investment in third parties		12,600
Investment in subsidiaries		91,192
Fixed assets, net of depreciation and amortization		32,207
Internally developed software, net of amortization		32,262
Goodwill		46,818
Other intangible assets, net		114,224
Other assets		21,617
Total assets	$	615,697

Liabilities and stockholders' equity

Current liabilities:		
Accounts payable and other liabilities	$	36,238
Accrued compensation payable		29,902
Current portion of long-term debt		4,767
Total current liabilities		70,907
Deferred income taxes		10,766
Long-term debt		32,268
Puttable common stock, net of current portion		78,424
Puttable warrants issued with debt		64,188
Other non-current liabilities		14,527
Total liabilities		271,080
Stockholders' equity:		
Convertible preferred stock		2
Common stock		126
Common stock in treasury		(775)
Additional paid-in capital		930,574
Accumulated deficit		(585,310)
Total stockholders' equity		344,617
Total stockholders' equity		344,617
Total liabilities and stockholders' equity	$	615,697

2

Miami International Holdings, Inc.
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	
Other revenue	$ 20,582
Total revenues	20,582
Operating expenses:	
Compensation and benefits	26,641
Information technology and communication costs	10,101
Depreciation and amortization	21,630
Occupancy costs	1,583
Professional fees and outside services	18,819
Marketing and business development	2,002
General, administrative, and other	6,535
Total operating expenses	87,311
Operating loss	(66,729)
Non-operating income (expense):	
Change in fair value of puttable common stock	(10,594)
Change in FV of puttable warrants issued with debt	(4,662)
Interest income	1,093
Interest expense and amortization of debt issuance costs	(13,778)
Impairment of investment	(4,108)
Intercompany dividends	51,895
Other, net	(1,515)
Loss before income tax provision	(48,398)
Income tax expense	(4,883)
Net loss	(53,281)
Net loss attributable to non-controlling interest	(137)
Net loss attributable to common stock holders	$ (53,144)

MIAX PEARL, LLC

Financial Statements

As of and for the year ended December 31, 2024

(with Independent Auditors' Report Thereon)

MIAX PEARL, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Pearl, LLC:

Opinion

We have audited the financial statements of MIAX Pearl, LLC (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of operations and changes in member's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

MIAX PEARL, LLC



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 12, 2025

MIAX PEARL, LLC
Statement of Financial Condition
December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	17,660
Accounts receivable		25,865
Other current assets		258
Total current assets		43,783
Notes receivable, net		24,047
Other assets		1,000
Total assets	$	68,830

Liabilities and Member's Deficit

Current liabilities:		
Accounts payable and other liabilities	$	29,132
Deferred transaction revenue		86
Total current liabilities		29,218
Due to Miami International Holdings, Inc.		118,314
Total liabilities		147,532
Commitments and contingencies (Note 6)		
Member's deficit		(78,702)
Total liabilities and member's deficit	$	68,830

MIAX PEARL, LLC
Statement of Operations and Changes in Member's Deficit
Year Ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction fees	$	435,431
Access fees		33,282
Market data fees		14,682
Other revenue		56
Total revenues		483,451
Cost of revenues:		
Liquidity payments		377,604
Brokerage and exchange fees		1,786
Section 31 fees		35,833
Equity rights programs		1,975
Total cost of revenues		417,198
Revenues less cost of revenues		66,253
Operating expenses:		
Compensation and benefits		29,344
Information technology and communication costs		17,869
Occupancy costs		1,269
Professional fees and outside services		8,976
Marketing and business development		51
General, administrative, and other		2,573
Total operating expenses		60,082
Operating income		6,171
Non-operating income:		
Interest income		565
Net income	$	6,736
Member's deficit at beginning of year	$	(85,438)
Net income		6,736
Member's deficit at end of year	$	(78,702)

See accompanying notes to financial statements.

MIAX PEARL, LLC
Statement of Cash Flows
Year Ended December 31, 2024 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	6,736
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for notes receivable credit losses		1,377
Changes in operating assets and liabilities:		
Accounts receivable		(40)
Notes receivable		(3,781)
Other assets		(38)
Accounts payable and other liabilities		6,238
Deferred transaction revenue		3
Net cash provided by operating activities		10,495
Cash flow from financing activities:		
Due to Miami International Holdings, Inc.		(2,606)
Net cash used in financing activities		(2,606)
Increase in cash and cash equivalents		7,889
Cash and cash equivalents at beginning of year		9,771
Cash and cash equivalents at end of year	$	17,660
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

1.   **NATURE OF OPERATIONS**

MIAX Pearl, LLC ("MIAX Pearl" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and provides a marketplace for the trading of options and cash equities products for its exchange members.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2024.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC") and the National Securities Clearing Corporation ("NSCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in payables due to Miami International Holdings, Inc. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Emerald, LLC ("MIAX Emerald") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of costs are included in the accompanying statement of operations and changes in member's deficit. The Company considers changes in Due to Miami International Holdings Inc., to be financing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services is recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

In the event that a customer prepays for transaction fees, revenue is recognized as transactions occur. Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of operations and changes in member's deficit. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenue in the statement of operations and changes in member's deficit.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets

and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of operations and changes in member's deficit.

Access fees: Access fees include allowing the customer to connect its network to one of the Company's exchanges for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the U.S. Tape Plans, including the Options Price Reporting Authority ("OPRA"), the Unlisted Trading Privileges Plan ("UTP") and the Consolidated Tape Association Plan ("CTA"). Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the Transaction-based services section above, liquidity payments are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided. Additionally, the Parent has issued warrants to certain customers as part of its Equity Rights Programs detailed in Note 7. Under these programs, the Company records the fair value of the number of warrants that vest in a period as a cost of revenues. Customers vest in the warrants as and when they transact certain volumes of trades on the Company's equity exchange which is considered a sales incentive offering that rewards customers solely in return for executing increased trading volumes with the Company.

Concentration of revenue: For the year ended December 31, 2024, three customers generated 39% of the Company's total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded LLC for U.S. income tax. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Segment Reporting

The Company reports its results of operations through the following two business segments – Options and Equities. The following is a brief description of the primary business activities of the Company's two reportable operating segments:

Options – The Options segment includes listed options on the stocks of individual corporations ("equity options") and options on exchange-traded products ("ETPs"), such as exchange-traded funds ("ETFs"), which are "multi-listed" options and listed on a non-exclusive basis. These options trade on the Company's exchange, a U.S. national security exchange. The Options segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary options market data, and access services.

MIAX PEARL, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2024

Equities – The Equities segment includes listed US equities and ETP transaction services that occur on the Company's exchange. The Equities segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary equities market data and access services.

The Company's chief operating decision maker is its Chief Executive Officer who manages business operations, evaluates performance and allocates resources based on the segments net revenues (revenues less cost of revenues) and operating income. Revenues, cost of revenues and operating expenses are recorded specifically in the segment in which they are earned or to which they relate. The accounting policies used to measure the financial results of the segments are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company retrospectively adopted the ASU for the period ended December 31, 2024. The adoption of the standard did not have any material impact on the Company's financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

3.   NOTES RECEIVABLE, NET

The notes receivable relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchanges and by broker-dealers in exchange for promissory notes, a portion of which were expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

On September 6, 2023, the SEC issued an order approving a revised CAT funding model calculated based on the share of transactions executed. The funding model consists of two categories: (i) CAT fees assessed to executing brokers to recover a portion of historical CAT costs previously paid by the SROs; and (ii) CAT fees assessed to executing brokers and SROs to fund prospective CAT costs (the "prospective fee"). During the first week of January 2024, the SROs submitted fee filings with the SEC to implement the applicable transaction-based fee rates that are to be assessed to executing brokers to recover a portion of historical CAT costs incurred prior to 2022 and use the collected funds to repay a portion of the promissory notes to the SROs. On January 17, 2024, the SEC issued orders suspending each SRO's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, as published in the Federal Register on February 13, 2024.

In August 2024, the SROs submitted fee filings again with the SEC to implement fees to recover a portion of historical CAT costs incurred prior to 2022. Effective October 1, 2024, CAT LLC began collecting fees from executing brokers on behalf of the SROs and from December 2024, has started remitting funds collected from the industry members to the SROs to pay back the promissory notes issued prior to January 1, 2022. Additional

historical fees to recover historical cost incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the SROs.

The SROs submitted another fee filing in August 2024 with the SEC to implement the applicable transaction based fee rates which are predetermined by CAT LLC to cover a portion of prospective CAT costs, effective as of September 3, 2024. The prospective fee will continue to fund CAT LLC's operations. In November 2024, CAT LLC started invoicing the SROs and the executing brokers for their respective portion of the prospective fee. The Company does not expect to issue additional promissory notes to fund CAT as CAT LLC has begun collecting the prospective fees.

On October 17, 2023, certain parties filed a legal challenge in court against the SEC's order above. On April 16, 2024, a putative class action was filed alleging, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when mandating the creation and funding of the CAT. These challenges or any other litigation related to the CAT funding model may significantly delay its implementation. As a result, SROs may continue to incur additional CAT costs and/or it may result in SROs not being able to collect on the promissory notes related to the CAT funding.

The following table presents the change in the notes receivable, net of allowance for the notes receivable as of December 31, 2024 (in thousands):

Balance at January 1, 2024	$	21,643
Notes issued, net of allowance for credit losses		2,755
Repayments		(351)
Balance at December 31, 2024	$	24,047

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2024 (in thousands):

Balance at January 1, 2024	$	10,839
Provision for uncollectible amount		1,377
Write-offs charged against the allowance		-
Recoveries collected		-
Balance at December 31, 2024	$	12,216

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2024 (in thousands):

Liquidity payments payable	$	10,588
Section 31 fees payable		15,291
Accounts payable and other		3,253
Accounts payable and other liabilities	$	29,132

5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024 (in thousands):

Compensation and benefits	$	29,344
Information technology and communication costs		17,868
Occupancy costs		1,269
Professional fees and outside services		5,723
Marketing and business development		51
General, administrative, and other		1,154
Total operating expenses	$	55,409

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent was invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court (the "MIH's Answer"). MIH's Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims by MIH including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims. Accordingly, the trade secret case is currently proceeding and MIH's counterclaims are stayed until the conclusion of the trade secret case at which time the parties may proceed to litigate MIH's counterclaims against Nasdaq. The parties each filed a motion for summary judgment and motions to exclude certain experts. We anticipate the Court will decide the motions in the second half of 2025. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of operations and changes in member's deficit or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. EQUITY

MIAX Pearl is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. MIAX Pearl has not made any distributions for the period from February 11, 2016 (inception) through December 31, 2024.

Equity Rights Offering V ("ERP V")

MIH launched its first Equity Rights Program ("ERP") in September 2013 and subsequently introduced four additional ERPs between February 2015 and September 2020. Each ERP included a certain number of units allowing the Company's customers to obtain common stock warrants in return for a prepaid fee, which is applied to future purchases by the customer of the Company's services. The customer vests in the common stock warrants in tranches over designated time periods based on certain performance criteria, which generally require the customer to execute qualifying trades on the Parent's exchanges in an amount equal to a specified fixed percentage of the average daily volume of trades on the applicable exchange.

On September 11, 2020, the Parent closed a fifth equity rights offering with nine firms for 22 L-Units providing for the issuance of warrants to purchase a total of 9,507,586 shares of common stock, representing 432,163 shares per L-Unit. The L-Warrants vest over a 42 month period provided that the participant meets the specific performance criteria, which require the participants to trade an agreed-upon number of equities contracts, subject to certain exceptions, on the Company's equity exchange on a daily basis over seven six-month measurement periods. In the event of an initial public offering of MIH common stock under the Securities Act of 1933, as amended, where the offering price, net of underwriting discounts and commissions, exceeds $250,000,000 (a "Qualified Public Offering"), merger or other liquidating event, it will result in the immediate vesting of all unvested ERP V warrants that remain eligible to vest with the L-Unit participant. Upon closing, MIH collected $22 million of prepaid fees from participating member firms which were fully amortized in 2022. The warrant vesting period ended on June 30, 2024 and no warrant expense was recognized thereafter.

The shares of common stock and warrants issued under ERP V are classified as equity instruments on the Parent's consolidated balance sheets. The ERP awards are determined to be consideration payable to a customer and recorded as cost of revenue on the Company's statement of operations and changes in member's deficit, based on the grant date fair value of the awards.

8. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 12, 2025, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

MIAX EMERALD, LLC

Financial Statements

As of and for the year ended December 31, 2024

(with Independent Auditors' Report Thereon)

MIAX EMERALD, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Emerald, LLC:

Opinion

We have audited the financial statements of MIAX Emerald, LLC (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 12, 2025

MIAX EMERALD, LLC
Statement of Financial Condition
December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	5,735
Accounts receivable		20,879
Other current assets		118
Total current assets		26,732
Notes receivable, net		10,911
Due from Miami International Holdings, Inc.		56,642
Other assets		1,000
Total assets	$	95,285

Liabilities And Member's Equity

Current liabilities:		
Accounts payable and other liabilities	$	15,330
Deferred transaction revenue		105
Total current liabilities		15,435
Commitments and contingencies (Note 6)		
Member's equity		79,850
Total liabilities and member's equity	$	95,285

See accompanying notes to financial statements.

MIAX Emerald, LLC

MIAX EMERALD, LLC
Statement of Income and Changes in Member's Equity
Year Ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction fees	$	256,512
Access fees		28,042
Market data fees		5,881
Other revenue		36
Total revenues		290,471
Cost of revenues:		
Liquidity payments		217,087
Brokerage and exchange fees		1,671
Section 31 fees		10,170
Total cost of revenues		228,928
Revenues less cost of revenues		61,543
Operating expenses:		
Compensation and benefits		13,755
Information technology and communication costs		5,553
Occupancy costs		508
Professional fees and outside services		5,454
Marketing and business development		14
General, administrative, and other		1,414
Total operating expenses		26,698
Operating income		34,845
Non-operating income:		
Interest income		212
Net income	$	35,057
Member's equity at beginning of year	$	44,793
Net income		35,057
Member's equity at end of year	$	79,850

See accompanying notes to financial statements.

MIAX EMERALD, LLC
Statement of Cash Flows
Year Ended December 31, 2024 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	35,057
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for notes receivable credit losses		573
Changes in operating assets and liabilities:		
Accounts receivable		(9,536)
Notes receivable		(1,534)
Other assets		(77)
Accounts payable and other liabilities		7,435
Deferred transaction revenue		12
Net cash provided by operating activities		31,930
Cash flow from investing activities:		
Due from Miami International Holdings, Inc.		(28,487)
Net cash used in investing activities		(28,487)
Increase in cash and cash equivalents		3,443
Cash and cash equivalents at beginning of year		2,292
Cash and cash equivalents at end of year	$	5,735
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

MIAX EMERALD, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2024

1.   NATURE OF OPERATIONS

MIAX Emerald, LLC ("MIAX Emerald" or the "Company"), a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), provides a marketplace for the trading of options products for its exchange members.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2024.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due from Miami International Holdings, Inc.

The Parent or the Parent's other wholly owned subsidiaries may incur certain expenditures on behalf of the Company or receive cash from the Company generated from its operations. Expenses incurred and cash provided by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami

International Holdings, Inc. on the statement of financial condition. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Pearl, LLC ("MIAX Pearl") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of cost are included in the accompanying statement of income and changes in member's equity. The Company considers changes in Due from Miami International Holdings, Inc. to be investing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's equity.

Access fees: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and

use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority's ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the Transaction-based services section above, liquidity payments are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided.

Concentration of revenue: For the year ended December 31, 2024, three customers generated 62% of the Company's total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded LLC for U.S. income tax. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company retrospectively adopted the ASU for the period ended December 31, 2024. The adoption of the standard did not have any material impact on the Company's financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

3.   NOTES RECEIVABLE, NET

The notes receivable relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which were expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

On September 6, 2023, the SEC issued an order approving a revised CAT funding model calculated based on the share of transactions executed. The funding model consists of two categories: (i) CAT fees assessed to executing brokers to recover a portion of historical CAT costs previously paid by the SROs; and (ii) CAT fees assessed to executing brokers and SROs to fund prospective CAT costs (the "prospective fee"). During the first week of January 2024, the SROs submitted fee filings with the SEC to implement the applicable transaction-based fee rates that are to be assessed to executing brokers to recover a portion of historical CAT costs incurred prior to 2022 and use the collected funds to repay a portion of the promissory notes to the SROs. On January 17, 2024, the SEC issued orders suspending each SRO's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, as published in the Federal Register on February 13, 2024.

In August 2024, the SROs submitted fee filings again with the SEC to implement fees to recover a portion of historical CAT costs incurred prior to 2022. Effective October 1, 2024, CAT LLC began collecting fees from executing brokers on behalf of the SROs and from December 2024, has started remitting funds collected from the industry members to the SROs to pay back the promissory notes issued prior to January 1, 2022. Additional historical fees to recover historical cost incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the SROs.

The SROs submitted another fee filing in August 2024 with the SEC to implement the applicable transaction-based fee rates which are predetermined by CAT LLC to cover a portion of prospective CAT costs, effective as of September 3, 2024. The prospective fee will continue to fund CAT LLC's operations. In November 2024, CAT LLC started invoicing the SROs and the executing brokers for their respective portion of the prospective fee. The Company does not expect to issue additional promissory notes to fund CAT as CAT LLC has begun collecting the prospective fees.

On October 17, 2023, certain parties filed a legal challenge in court against the SEC's order above. On April 16, 2024, a putative class action was filed alleging, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when mandating the creation and funding of the CAT. These challenges or any other litigation related to the CAT funding model may significantly delay its implementation. As a result, SROs may continue to incur additional CAT costs and/or it may result in SROs not being able to collect on the promissory notes related to the CAT funding.

The following table presents the change in the notes receivable, net of allowance for the notes receivable as of December 31, 2024 (in thousands):

Balance at January 1, 2024	$	9,950
Notes issued, net of allowance for credit losses		1,145
Repayments		(184)
Balance at December 31, 2024	$	10,911

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2024 (in thousands):

Balance at January 1, 2024	$	4,981
Provision for uncollectible amount		573
Write-offs charged against the allowance		-
Recoveries collected		-
Balance at December 31, 2024	$	5,554

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2024 (in thousands):

Liquidity payments payable	$	9,160
Section 31 fees payable		5,036
Accounts payable and other		1,134
Accounts payable and other liabilities	$	15,330

5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024 (in thousands):

Compensation and benefits	$	13,755
Information technology and communication costs		5,553
Occupancy costs		508
Professional fees and outside services		3,839
Marketing and business development		14
General, administrative, and other		487
Total operating expenses	$	24,156

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent was invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court (the "MIH's Answer"). MIH's Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims by MIH including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims. Accordingly, the trade secret case is currently proceeding and MIH's counterclaims are stayed until the conclusion of the trade secret case at which time the parties may proceed to litigate MIH's counterclaims against Nasdaq. The parties each filed a motion for summary judgment and motions to exclude certain experts. We anticipate the Court will decide the motions in the second half of 2025. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 12, 2025, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

MIAX SAPPHIRE, LLC

Financial Statements

As of December 31, 2024 and for the period from April 6, 2023 (inception) to December 31, 2024

(with Independent Auditors' Report Thereon)

MIAX SAPPHIRE, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Sapphire, LLC:

Opinion

We have audited the financial statements of MIAX Sapphire, LLC (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of operations and changes in member's deficit, and cash flows for the period from April 6, 2023 (inception) to December 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from April 6, 2023 (inception) to December 31, 2024 in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

MIAX Sapphire, LLC



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 12, 2025

MIAX SAPPHIRE, LLC
Statement of Financial Condition
December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	5,359
Accounts receivable		11,208
Other current assets		213
Total current assets		16,780
Other assets		1,743
Total assets	$	18,523

Liabilities and Member's Deficit

Current liabilities:		
Accounts payable and other liabilities	$	7,132
Total current liabilities		7,132
Due to Miami International Holdings, Inc.		34,580
Total liabilities		41,712
Commitments and contingencies (Note 5)		
Member's deficit		(23,189)
Total liabilities and member's deficit	$	18,523

See accompanying notes to financial statements.

MIAX SAPPHIRE, LLC
Statement of Operations and Changes in Member's Deficit
For the period from April 6, 2023 (inception) to December 31, 2024 (dollars in thousands)

Revenues:		
Transaction fees	$	39,004
Access fees		710
Market data fees		468
Total revenues		40,182
Cost of revenues:		
Liquidity payments		24,018
Brokerage and exchange fees		371
Section 31 fees		1,397
Total cost of revenues		25,786
Revenues less cost of revenues		14,396
Operating expenses:		
Compensation and benefits		24,913
Information technology and communication costs		5,665
Occupancy costs		3,149
Professional fees and outside services		1,918
Marketing and business development		217
General, administrative, and other		1,794
Total operating expenses		37,656
Operating loss		(23,260)
Non-operating income:		
Interest income		71
Net loss	$	(23,189)
Member's equity as of April 6, 2023 (inception)	$	-
Net loss		(23,189)
Member's deficit as of December 31, 2024	$	(23,189)

See accompanying notes to financial statements.

MIAX SAPPHIRE, LLC
Statement of Cash Flows
For the period from April 6, 2023 (inception) to December 31, 2024 (dollars in thousands)

Cash flow from operating activities:		
Net loss	$	(23,189)
Changes in operating assets and liabilities:		
Accounts receivable		(11,208)
Other current assets		(213)
Other assets		(1,743)
Accounts payable and other liabilities		7,132
Net cash used in operating activities		(29,221)
Cash flow from financing activities:		
Due to Miami International Holdings, Inc.		34,580
Net cash provided by financing activities		34,580
Increase in cash and cash equivalents		5,359
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	5,359
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

MIAX SAPPHIRE, LLC
Notes to Financial Statements
As of December 31, 2024 and for the Period From April 6, 2023 (inception) to December 31, 2024

1.   NATURE OF OPERATIONS

MIAX Sapphire, LLC ("MIAX Sapphire" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and provides a marketplace for the trading of options products for its exchange members launched in August 2024.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2024.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in payables due to Miami

International Holdings, Inc. See Note 4 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Emerald, LLC ("MIAX Emerald") and MIAX Pearl, LLC ("MIAX Pearl"). The Company's allocated portion of costs are included in the accompanying statement of operations and changes in member's deficit. The Company considers changes in Due to Miami International Holdings Inc., to be financing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of operations and changes in member's deficit. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of operations and changes in member's deficit.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of operations and changes in member's deficit.

Access fees: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and

use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority's ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the Transaction-based services section above, liquidity payments are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided.

Concentration of revenue: For the year ended December 31, 2024, three customers generated 61% of the Company's total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Income Taxes

The Company is a disregarded LLC for U.S. income tax. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of operations and changes in member's deficit to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of operations and changes in member's deficit. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company retrospectively adopted the ASU for the period ended December 31, 2024. The adoption of the standard did not have any material impact on the Company's financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—

MIAX SAPPHIRE, LLC
Notes to Financial Statements
As of December 31, 2024 and for the Period From April 6, 2023 (inception) to December 31, 2024

Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

3.   ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2024 (in thousands):

Liquidity payments payable	$	5,184
Section 31 fees payable		1,395
Accounts payable and other		553
Accounts payable and other liabilities	$	7,132

4.   RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the period from inception to December 31, 2024 (in thousands):

Compensation and benefits	$	24,913
Information technology and communication costs		5,665
Occupancy costs		3,149
Professional fees and outside services		840
Marketing and business development		217
General, administrative, and other		1,244
Total operating expenses	$	36,028

5.   COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent was invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court (the "MIH's Answer"). MIH's Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims by MIH including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims. Accordingly, the trade secret case is currently proceeding and MIH's counterclaims are stayed until the conclusion of the trade secret case at which time the parties may proceed to litigate MIH's counterclaims against Nasdaq. The parties each filed a motion for summary judgment and motions to exclude certain experts. We anticipate the Court will decide the motions in the second half of 2025. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of operations and changes in member's deficit or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

6.   SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 12, 2025, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

Miami International Technologies, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

Miami International Technologies, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)


Assets


Current assets:		
Cash and cash equivalents	$	35
Accounts receivable, net		64
Total current assets		99
Total assets	$	99


Liabilities and member's deficit


Due to Miami International Holdings, Inc.	$	23,000
Total liabilities		23,000
Member's deficit:		
Total member's deficit		(22,901)
Total liabilities and member's deficit	$	99

Miami International Technologies, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:		
Other revenue	$	906
Total revenues		906
Operating expense:		
Compensation and benefits		3,107
Information technology and communication costs		259
Occupancy costs		49
Professional fees and outside services		549
General, administrative, and other		49
Total operating expenses		4,013
Operating loss		(3,107)
Non-operating income:		
Interest income		2
Net loss	$	(3,105)

MIAX Global Derivatives, LLC

(Formerly known as Futures Holdco, LLC)

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

Assets

Investment in subsidiaries	$	156,133
Total assets	$	156,133

Liabilities and member's deficit

Member's deficit:

Total member's deficit	$	156,133
Total liabilities and member's deficit	$	156,133

M 9 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

M 9 Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:

Total current assets	$ -
Total assets	$ -

Liabilities and member's deficit

Current liabilities:

Total current liabilities	$ -
Due to Miami International Holdings, Inc.	70,455
Total liabilities	70,455

Member's deficit:

Total member's deficit	(70,455)
Total liabilities and member's deficit	$ -

Revenues:		
Other revenue	$	625
Total revenues		625
Operating expenses:		
Compensation and benefits		19,801
Information technology and communication costs		1,620
Occupancy costs		687
Professional fees and outside services		259
General, administrative, and other		1,386
Total operating expenses		23,753
Operating loss		(23,128)
Net loss	$	(23,128)

The Bermuda Stock Exchange

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

The Bermuda Stock Exchange
Statement of Income (Unaudited) and Surplus / (Deficit)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:

Cash and cash equivalents	$	603
Accounts receivable, net		795
Current portion of derivative assets		33,536
Other current assets		134
Total current assets		35,068
Due from Miami International Holdings, Inc.		497
Fixed assets, net of depreciation and amortization		2,790
Derivative assets, net of current portion		50,304
Other assets		177
Total assets	$	88,836

Liabilities and member's equity

Current Liabilities:

Accounts payable and other liabilities	$	129
Accrued compensation payable		266
Deferred transaction revenues		843
Total current liabilities		1,238
Total liabilities		1,238
Member's equity:		
Share capital and contributed surplus		6,481
Accumulated surplus		81,117
Total equity		87,598
Total liabilities and member's equity	$	88,836

The Bermuda Stock Exchange
Statement of Income (Unaudited) and Surplus / (Deficit)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	219
Access fees		144
Market data fees		319
Other revenue		2,629
Total revenues		3,311
Operating expenses:		
Compensation and benefits		2,006
Information technology and communication costs		333
Depreciation and amortization		493
Occupancy costs		527
Professional fees and outside services		681
Marketing and business development		94
General, administrative, and other		493
Total operating expenses		4,627
Operating loss		(1,316)
Non-operating income:		
Gain on sale of intangible asset		52,604
Unrealized gain on derivative assets		83,840
Net income	$	135,128

M 402 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

M 402 Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)


Assets


Investment in subsidiaries	$	111,031
Total assets	$	111,031


Liabilities and member's equity


Member's equity:		
Total member's equity		111,031
Total liabilities and member's equity	$	111,031

M 402 Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	$	-
Total revenues		-
Non-operating income:		
Intercompany dividend income	$	1,895
Net income	$	1,895

MIAX Futures Exchange, LLC

(Formerly known as Minneapolis Grain Exchange, LLC)

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

MIAX Futures Exchange, LLC
Statement of Income (Unaudited) and Member's Equity
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	19,934
Accounts receivable, net		598
Restricted cash		6,000
Clearing house performance bonds and guarantee funds		87,744
Other current assets		130
Total current assets		114,406
Investment in third parties		1,580
Fixed assets, net of depreciation and amortization		32
Total assets	$	116,018

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	1,581
Accrued compensation payable		952
Deferred transaction revenues		1,374
Clearing house performance bonds and guarantee funds		87,744
Total current liabilities		91,651
Due to Miami International Holdings, Inc.		413
Total liabilities		92,064
Member's equity:		
Total member's equity		23,954
Total liabilities and member's equity	$	116,018

MIAX Futures Exchange, LLC
Statement of Income (Unaudited) and Member's Equity
For the year ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	8,847
Market data fees		2,961
Other revenue		5,267
Total revenues		17,075
Cost of Revenues:		
Liquidity payments		773
Brokerage, clearing, and exchange fees		3,387
Other cost of revenues		2,301
Total cost of revenues		6,461
Revenues less cost of revenues		10,614
Operating expenses:		
Compensation and benefits		6,484
Information technology and communication costs		491
Depreciation and amortization		493
Occupancy costs		853
Professional fees and outside services		724
Marketing and business development		29
General, administrative, and other		1,121
Total operating expenses		10,195
Operating income		419
Non-operating income (expense):		
Interest income		477
Interest expense		(173)
Other, net		(1)
Net income	$	722

MGEX Real Estate Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

MGEX Real Estate Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	266
Accounts receivable, net		369
Total current assets		635
Fixed assets, net of depreciation and amortization		9,449
Other assets		112
Total assets	$	10,196

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	415
Accrued compensation payable		69
Deferred transaction revenues		2
Total current liabilities		486
Due to Miami International Holdings, Inc.		54
Total liabilities		540
Member's equity:		
Total member's equity		9,656
Total liabilities and member's equity	$	10,196

MGEX Real Estate Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:		
Other revenue	$	926
Total revenues		926
Operating expenses:		
Compensation and benefits		331
Information technology and communication costs		18
Depreciation and amortization		590
Occupancy costs		1,158
Professional fees and outside services		54
Marketing and business development		11
General, administrative, and other		2,042
Total operating expenses		4,204
Operating loss		(3,278)
Net loss	$	(3,278)

3

Dorman Trading, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

Assets

Current assets:		
Cash and cash equivalents	$	9,226
Cash and securities segregated under federal and other regulations		30,809
Accounts receivable, net		102
Receivables from broker-dealers, futures commission merchants, and clearing organizations		147,664
Other current assets		10,947
Total current assets		198,748
Other assets		3,826
Total assets	$	202,574

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	6,038
Accrued compensation payable		1,243
Payables to customers		152,637
Payables to clearing organizations		2,746
Total current liabilities		162,664
Due to Miami International Holdings, Inc.		5,133
Other non-current liabilities		639
Total liabilities		168,436
Member's equity:		
Total member's equity		34,138
Total liabilities and member's equity	$	202,574

Revenues:		
Transaction and clearing fees	$	69,612
Access fees		694
Market data fees		783
Other revenue		6,751
Total revenues		77,840
Cost of Revenues:		
Liquidity payments		6,712
Brokerage, clearing, and exchange fees		59,290
Other		2,998
Total cost of revenues		69,000
Revenues less cost of revenues		8,840
Operating expenses:		
Compensation and benefits		7,063
Information technology and communication costs		1,026
Occupancy costs		448
Professional fees and outside services		702
General, administrative, and other		396
Total operating expenses		9,635
Operating loss		(795)
Non-operating income:		
Other income		1,485
Income before income tax provision		690
Income tax benefit		2,188
Net income	$	2,878

Dorman Trading, LLC

M 7 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

Assets

Investment in subsidiaries	$	45,101
Total assets	$	45,101

Liabilities and member's equity

Member's equity:

Total member's equity	$	45,101
Total liabilities and member's equity	$	45,101

2

LedgerX LLC d/b/a MIAX Derivatives Exchange

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

LedgerX LLC d/b/a MIAX Derivatives Exchange
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	18,038
Accounts receivable, net		475
Restricted cash		270
Participant margin deposits		1,234
Other current assets		327
Total current assets		20,344
Other assets		71
Total assets	$	20,415

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	1,083
Accrued compensation payable		1,091
Deferred transaction revenues		250
Participant margin deposits		1,234
Total current liabilities		3,658
Due to Miami International Holdings, Inc.		12,704
Total liabilities		16,362
Member's equity:		
Total member's equity		4,053
Total liabilities and member's equity	$	20,415

LedgerX LLC d/b/a MIAX Derivatives Exchange
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	643
Other revenue		1,088
Total revenues		1,731
Operating expenses:		
Compensation and benefits		6,753
Information technology and communication costs		1,529
Occupancy costs		82
Professional fees and outside services		3,215
General, administrative, and other		1,226
Total operating expenses		12,805
Operating loss		(11,074)
Non-operating income:		
Interest income		422
Other, net		393
Net loss	$	(10,259)

MIH East Holdings, Limited

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

MIH East Holdings, Limited
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)


Assets


Current assets:		
Cash and cash equivalents	$	2,102
Total current assets		2,102
Investment in third parties		16,842
Total assets	$	18,944


Liabilities and member's equity


Due to Miami International Holdings, Inc.	$	15,867
Total liabilities		15,867
Member's equity:		
Total member's equity		3,077
Total liabilities and member's equity	$	18,944

Revenues:	$	-
Total revenues		-
Operating expenses:		-
Total operating expenses		-
Non-operating income:		
Interest income		43
Dividend income		1,114
Net income	$	1,157

3

ConvexityShares, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2024

ConvexityShares, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)


Assets


Current assets:		
Cash and cash equivalents	$	13
Total current assets		13
Total assets	$	13


Liabilities and member's deficit


Due to Miami International Holdings, Inc.	$	1,932
Total liabilities		1,932
Member's deficit:		
Total member's deficit		(1,919)
Total liabilities and member's deficit	$	13

ConvexityShares, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2024 (dollars in thousands)

Revenues:	$	-
Total revenues		-
Operating expenses:		
Compensation and benefits		30
Professional fees and outside services		246
Total operating expenses		276
Operating loss		(276)
Net loss	$	(276)

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Financial Statements

As of and for the year ended December 31, 2024

(with Independent Auditors' Report Thereon)

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

To the Member and Board of Directors of
Miami International Securities Exchange, LLC:

Opinion

We have audited the financial statements of Miami International Securities Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income and changes in member's deficit/equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 12, 2025

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Financial Condition
December 31, 2024 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	6,150
Accounts receivable		23,932
Marketing fee receivable		8,129
Other current assets		381
Total current assets		38,592
Notes receivable, net		16,225
Due from Miami International Holdings, Inc.		36,728
Other assets		1,000
Total assets	$	92,545

Liabilities and Member's Equity

Current liabilities:		
Accounts payable and other liabilities	$	15,277
Marketing fees payable		8,173
Deferred transaction revenue		50
Total current liabilities		23,500
Commitments and contingencies (Note 6)		
Member's equity		69,045
Total liabilities and member's equity	$	92,545

See accompanying notes to financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Income and Changes in Member's Deficit/Equity
Year Ended December 31, 2024 (dollars in thousands)

Revenues:		
Transaction fees	$	189,846
Access fees		26,923
Market data fees		8,576
Other revenue		73
Total revenues		225,418
Cost of revenues:		
Liquidity payments		100,983
Brokerage and exchange fees		1,957
Section 31 fees		14,740
Total cost of revenues		117,680
Revenues less cost of revenues		107,738
Operating expenses:		
Compensation and benefits		15,611
Information technology and communication costs		6,788
Occupancy costs		570
Professional fees and outside services		6,818
Marketing and business development		645
General, administrative, and other		2,274
Total operating expenses		32,706
Operating income		75,032
Non-operating income:		
Interest income		417
Net income	$	75,449
Member's deficit at beginning of year	$	(6,404)
Net income		75,449
Member's equity at end of year	$	69,045

See accompanying notes to financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Cash Flows
Year Ended December 31, 2024 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	75,449
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for notes receivable credit losses		924
Changes in operating assets and liabilities:		
Accounts receivable		(9,673)
Marketing fees receivable		(2,534)
Notes receivable		(2,486)
Other current assets		1,009
Accounts payable and other liabilities		6,792
Marketing fees payable		2,545
Deferred transaction revenue		7
Net cash provided by operating activities		72,033
Cash flow from financing activities:		
Due from/to Miami International Holdings, Inc.		(70,487)
Net cash used in financing activities		(70,487)
Increase in cash and cash equivalents		1,546
Cash and cash equivalents at beginning of year		4,604
Cash and cash equivalents at end of year	$	6,150
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2024

1.   NATURE OF OPERATIONS

Miami International Securities Exchange, LLC ("MIAX Options" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH") and provides a marketplace for the trading of options products for its exchange members.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2024.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2024

Due from/to Miami International Holdings, Inc.

The Parent or the Parent's other wholly owned subsidiaries may incur certain expenditures on behalf of the Company or receive cash from the Company generated from its operations. Expenses incurred and cash provided by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami International Holdings, Inc. on the statement of financial condition. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including MIAX Emerald, LLC ("MIAX Emerald"), MIAX Pearl, LLC ("MIAX Pearl") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of cost is included in the accompanying statement of income and member's deficit/equity. The Company considers changes in Due from/to Miami International Holdings, Inc., to be financing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services is recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's deficit/equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's deficit/equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets

and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the statement of income and changes in member's deficit/equity.

Access fees: Access fees include fees assessed for allowing customers, which include exchange member firms and non-member firms, to connect their networks to the Company's exchange or to an external exchange for a specified period of time. Fees for these services are assessed to customers for the opportunity to trade as member firms, or in the case of non-member firms to provide these services to member firms, and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedules and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the payment is provided.

Concentration of revenue: For the year ended December 31, 2024, three customers generated 47% of the Company's total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded LLC for U.S. income tax. In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which (a) clarified that an entity is not required to allocate consolidated income taxes to a legal entity that is not subject to tax for purposes of that legal entity's separate financial statements. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's deficit/equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's deficit/equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2024

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company retrospectively adopted the ASU for the period ended December 31, 2024. The adoption of the standard did not have any material impact on the Company's financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

3.   NOTES RECEIVABLE, NET

The notes receivable relates to the consolidated audit trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which were expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

On September 6, 2023, the SEC issued an order approving a revised CAT funding model calculated based on the share of transactions executed. The funding model consists of two categories: (i) CAT fees assessed to executing brokers to recover a portion of historical CAT costs previously paid by the SROs; and (ii) CAT fees assessed to executing brokers and SROs to fund prospective CAT costs (the "prospective fee"). During the first week of January 2024, the SROs submitted fee filings with the SEC to implement the applicable transaction-based fee rates that are to be assessed to executing brokers to recover a portion of historical CAT costs incurred prior to 2022 and use the collected funds to repay a portion of the promissory notes to the SROs. On January 17, 2024, the SEC issued orders suspending each SRO's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, as published in the Federal Register on February 13, 2024.

In August 2024, the SROs submitted fee filings again with the SEC to implement fees to recover a portion of historical CAT costs incurred prior to 2022. Effective October 1, 2024, CAT LLC began collecting fees from executing brokers on behalf of the SROs and from December 2024, has started remitting funds collected from the industry members to the SROs to pay back the promissory notes issued prior to January 1, 2022. Additional historical fees to recover historical cost incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the SROs.

The SROs submitted another fee filing in August 2024 with the SEC to implement the applicable transaction-based fee rates which are predetermined by CAT LLC to cover a portion of prospective CAT costs, effective as of September 3, 2024. The prospective fee will continue to fund CAT LLC's operations. In November 2024, CAT LLC started invoicing the SROs and the executing brokers for their respective portion of the prospective fee. The Company does not expect to issue additional promissory notes to fund CAT as CAT LLC has begun collecting the prospective fees.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2024

On October 17, 2023, certain parties filed a legal challenge in court against the SEC's order above. On April 16, 2024, a putative class action was filed alleging, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when mandating the creation and funding of the CAT. These challenges or any other litigation related to the CAT funding model may significantly delay its implementation. As a result, SROs may continue to incur additional CAT costs and/or it may result in SROs not being able to collect on the promissory notes related to the CAT funding.

The following table presents the change in the notes receivable, net of allowance for the notes receivable as of December 31, 2024 (in thousands):

Balance at January 1, 2024	$	14,663
Notes issued, net of allowance for credit losses		1,848
Repayments		(286)
Balance at December 31, 2024	$	16,225

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2024 (in thousands):

Balance at January 1, 2024	$	7,356
Provision for uncollectible amount		924
Write-offs charged against allowance		-
Recoveries collected		-
Balance at December 31, 2024	$	8,280

4.   ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2024 (in thousands):

Liquidity payments payable	$	6,168
Section 31 fees payable		6,692
Accounts payable and other		2,417
Accounts payable and other liabilities	$	15,277

5.   RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024 (in thousands):

Compensation and benefits	$	15,611
Information technology and communication costs		6,788
Occupancy costs		570
Professional fees and outside services		4,591
Marketing and business development		645
General, administrative, and other		507
Total operating expenses	$	28,712

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey alleging patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. MIH subsequently filed six petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent was invalid under the current law. The District Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. All claims asserted by Nasdaq against MIH under the six patents at issue were invalided by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the NJ District Court (the "MIH's Answer"). MIH's Answer included denials of the allegations made by Nasdaq in the Complaint and Counterclaims by MIH including monopolization antitrust claims, patent misuse, sham litigation, and fraud on the USPTO by Nasdaq. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions and the stay in the District Court matter was lifted as all of the PTAB proceedings were concluded with each of the Nasdaq patent claims at issue invalidated. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims. Accordingly, the trade secret case is currently proceeding and MIH's counterclaims are stayed until the conclusion of the trade secret case at which time the parties may proceed to litigate MIH's counterclaims against Nasdaq. The parties each filed a motion for summary judgment and motions to exclude certain experts. We anticipate the Court will decide the motions in the second half of 2025. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's deficit/equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7.   SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 12, 2025, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

MIAX Options Exchange



ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago   IL   60604
Tele #: (312) 604-8000

Approval Date: 3/7/2013
Membership Activities:
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago   IL   60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Primary Lead, Lead/Registered Mkt Maker
International Tele #

SEC #: 8- 68957
CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas   TX   75201
Tele #: (214) 765-1100

Approval Date: 11/18/2015
Membership Activities:
Clearance
International Tele #

SEC #: 8- 23522
CRD #: 13071

AXOS CLEARING LLC

15950 West Dodge Road - Suite 300
Omaha   NE   68118
Tele #: (402) 384-6100

Approval Date: 4/11/2022
Membership Activities:
Clearance
International Tele #

SEC #: 8- 53595
CRD #: 117176

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York   NY   10019
Tele #: (212) 526-7000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 41342
CRD #: 19714

BELVEDERE TRADING LLC

10 S. Riverside Plaza, Suite 2100
Chicago   IL   60606
Tele #: (312) 893-3750

Approval Date: 8/1/2022
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 66612
CRD #: 132605

BMO CAPITAL MARKETS CORP.

151 W. 42nd Street, 9th Floor
New York   NY   10036
Tele #: (212) 885-4000

Approval Date: 10/10/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 34344
CRD #: 16686

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York   NY   10019
Tele #: (212) 841-2000

Approval Date: 4/21/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 32682
CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park
New York   NY   10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 69787
CRD #: 283942

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor

Miami   FL   33131

Tele #: (312) 395-2100

Approval Date: 12/7/2012

Membership Activities:

Primary Lead/Lead/Reg. Mkt Maker/Order Entry/Clearance

International Tele #

SEC #: 8- 53574

CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building

388 Greenwich Street

New York   NY   10013

Tele #: (212) 816-6000

Approval Date: 5/1/2019

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 8177

CRD #: 7059

CLEAR STREET LLC

55 Broadway

New York   NY   10006

Tele #: (646) 738-4066

Approval Date: 4/1/2024

Membership Activities:

Clearance

International Tele #

SEC #: 8- 69972

CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450

Chicago   IL   60606

Tele #: (312) 986-2006

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 52503

CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500

Chicago   IL   60661

Tele #: (312) 542-1000

Approval Date: 8/31/2015

Membership Activities:

Market Maker

International Tele #

SEC #: 8- 51241

CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200

Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 12/7/2012

Membership Activities:

Order Entry

International Tele #

SEC #: 8- 65878

CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street

New York   NY   10282

Tele #: (212) 902-1000

Approval Date: 1/15/2013

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 129

CRD #: 361

GROUP ONE TRADING LLC

425 S. Financial Place - Ste. 3400

Chicago   IL   60605

Tele #: (312) 347-8864

Approval Date: 10/20/2014

Membership Activities:

Primary Lead, Lead, Registered Market Maker & Order Entry

International Tele #

SEC #: 8- 47762

CRD #: 37484

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor

3 World Trade Center

New York   NY   10007

Tele #: (212) 293-1444

Approval Date: 3/29/2017

Membership Activities:

Market Maker/Order Entry

International Tele #

SEC #: 8- 68430

CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300	Approval Date: 8/26/2014	SEC #: 8- 52600
Chicago IL 60606	**Membership Activities:**	CRD #: 104143
Tele #: (312) 244-3300	Primary Lead, Lead & Registered Market Maker	
	International Tele #	

INSTINET, LLC

Worldwide Plaza	Approval Date: 3/27/2013	SEC #: 8- 23669
309 West 49th Street	**Membership Activities:**	CRD #: 7897
New York NY 10019	Order Entry & Clearance	
Tele #: (212) 310-9500	International Tele #	

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor	Approval Date: 12/7/2012	SEC #: 8- 47257
Greenwich CT 06830	**Membership Activities:**	CRD #: 36418
Tele #: (203) 618-5710	Order Entry & Clearance	
	International Tele #	

J.P. MORGAN SECURITIES LLC

383 Madison Avenue	Approval Date: 12/7/2012	SEC #: 8- 35008
New York NY 10179	**Membership Activities:**	CRD #: 79
Tele #: (212) 272-2000	Order Entry & Clearance	
	International Tele #	

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor	Approval Date: 4/2/2018	SEC #: 8- 52275
New York NY 10281	**Membership Activities:**	CRD #: 103782
Tele #: (646) 759-6000	Market Maker/Order Entry	
	International Tele #	

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor	Approval Date: 4/2/2018	SEC #: 8- 66813
New York NY 10281	**Membership Activities:**	CRD #: 134159
Tele #: (646) 759-6000	Primary Lead, Lead Mkt Maker/Order Entry	
	International Tele #	

JEFFERIES LLC

520 Madison Avenue - 11th Floor	Approval Date: 9/15/2014	SEC #: 8- 15074
New York NY 10022	**Membership Activities:**	CRD #: 2347
Tele #: (212) 284-2300	Order Entry & Clearance	
	International Tele #	

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600	Approval Date: 12/9/2019	SEC #: 8- 52989
Chicago IL 60654	**Membership Activities:**	CRD #: 106124
Tele #: (312) 205-8900	Registered Market Maker	
	International Tele #	

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900	Approval Date: 12/7/2012	SEC #: 8- 48255
Chicago IL 60603	**Membership Activities:**	CRD #: 38455
Tele #: (312) 334-8000	Order Entry	
	International Tele #	

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 12/7/2012

Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8- 15869
CRD #: 8209

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor
Chicago   IL   60602
Tele #: (312) 260-3052

Approval Date: 6/3/2024

Membership Activities:
Market Maker
International Tele #

SEC #: 8- 67867
CRD #: 146991

OPTIVER US LLC

130 E. Randolph Street, Ste. 800
Chicago   IL   60601
Tele #: (312) 821-9500

Approval Date: 1/27/2015

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 66083
CRD #: 128030

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago   IL   60604
Tele #: (312) 444-8000

Approval Date: 7/22/2015

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 8-50422
CRD #: 43773

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399
Tele #: (201) 413-2000

Approval Date: 3/12/2013

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago   IL   60605
Tele #: (312) 692-5000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604
Tele #: (312) 360-2440

Approval Date: 9/20/2013

Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 11/23/2016

Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 47034
CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.

New York   NY   10013

Tele #: (212) 625-5700

Approval Date: 9/12/2017

Membership Activities:

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8- 68090

CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas

New York   NY   10019

Tele #: (203) 719-3000

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 22651

CRD #: 7654

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102

Plymouth   MN   55447

Tele #: (952) 345-6611

Approval Date: 5/13/2015

Membership Activities:

Registered Market Maker & Order Entry

International Tele #

SEC #: 8- 66988

CRD #: 136196

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900

ATTN: COMPLIANCE

Los Angeles   CA   90017

Tele #: (213) 688-8090

Approval Date: 12/7/2012

Membership Activities:

Clearance

International Tele #

SEC #: 8- 12987

CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor

D1086-060

Charlotte   NC   28202

Tele #: (704) 410-1913

Approval Date: 4/11/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65876

CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

Tele #: (312) 884-4000

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65336

CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

Tele #: (312) 884-4000

Approval Date: 12/7/2012

Membership Activities:

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8- 47484

CRD #: 36848

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900

Chicago   IL   60605

Tele #: (312) 235-0320

Approval Date: 11/28/2018

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65860

CRD #: 126201

Total BD Firms 44

Und Symbol	Company Name	List Exch	Inst Type
A	AGILENT TECHNOLOGIES INC.	M	Equity
AA	ALCOA Corporation	M	Equity
AAAU	GOLDMAN SACHS PHYSICAL GOLD ETF	M	ETF
AAL	AMERICAN AIRLINES GROUP INC.	M	Equity
AAOI	APPLIED OPTOELECTRONICS, INC.	M	Equity
AAON	AAON INC	M	Equity
AAP	ADVANCE AUTO PARTS INC.	M	Equity
AAPL	APPLE INC.	M	Equity
AAPU	Direxion Daily AAPL Bull 2X Shares	M	ETF
AB	AllianceBernstein Holding L.P.	M	Equity
ABAT	AMERICAN BATTERY TECHNOLOGY CO.	M	Equity
ABBV	ABBVIE INC.	M	Equity
ABCL	ABCELLERA BIOLOGICS, INC.	M	Equity
ABEO	ABEONA THERAPEUTICS INC.	M	Equity
ABEV	AMBEV S.A.	M	Equity
ABG	ASBURY AUTOMOTIVE GROUP INCCOM	M	Equity
ABM	ABM INDUSTRIES INCORPORATED	M	Equity
ABNB	Airbnb, Inc.	M	Equity
ABOS	ACUMEN PHARMACEUTICALS, INC.	M	Equity
ABR	Arbor Realty Trust, Inc.	M	Equity
ABSI	ABSCI CORPORATION	M	Equity
ABT	ABBOTT LABORATORIES	M	Equity
ABUS	Arbutus Biopharma Corporation	M	Equity
ACA	ARCOSA INC	M	Equity
ACAD	ACADIA PHARMACEUTICALS INC.	M	Equity
ACB	Aurora Cannabis Inc.	M	Equity
ACCO	ACCO Brands Corp	M	Equity
ACDC	ProFrac Holding Corporation	M	Equity
ACEL	ACCEL ENTERTAINMENT, INC.	M	Equity
ACET	ADICET BIO INC	M	Equity
ACGL	ARCH CAPITAL GROUP Ltd	M	Equity
ACHC	Acadia Healthcare Co Inc	M	Equity
ACHR	Archer Aviation Inc.	M	Equity
ACHV	ACHIEVE LIFE SCIENCES, INC.	M	Equity
ACI	ALBERTSONS COMPANIES, INC.	M	Equity
ACIC	American Coastal Insurance Corporation	M	Equity
ACIU	AC IMMUNE SA	M	Equity
ACIW	ACI Worldwide, Inc.	M	Equity
ACLS	Axcelis Technologies Inc.	M	Equity
ACLX	ARCELLX, INC.	M	Equity
ACM	Aecom Technology Corporation	M	Equity
ACMR	ACM Research, Inc.	M	Equity
ACN	ACCENTURE PLC	M	Equity
ACR	ACRES Commercial Realty Corp.	M	Equity
ACRE	Ares Commercial Real Estate Corporation	M	Equity
ACRS	Aclaris Therapeutics,Inc.	M	Equity
ACTG	ACACIA RESEARCH CORPORATION	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ACVA	ACV AUCTIONS INC	M	Equity
ACWI	iShares MSCI ACWI Index Fund	M	ETF
ACXP	ACURX PHARMACEUTICALS LLC	M	Equity
ADAP	Adaptimmune Therapeutics PLC	M	Equity
ADBE	ADOBE SYSTEMS INC.	M	Equity
ADC	Agree Realty Corporation	M	Equity
ADEA	Adeia Inc.	M	Equity
ADI	ANALOG DEVICES INC	M	Equity
ADM	ARCHER DANIELS MIDLAND COMPANY	M	Equity
ADMA	ADMA Biologics Inc	M	Equity
ADNT	Adient plc	M	Equity
ADP	AUTOMATIC DATA PROCESSINGINC	M	Equity
ADPT	Adaptive Biotechnologies Corp	M	Equity
ADSK	AUTODESK, INC.	M	Equity
ADT	ADT Inc.	M	Equity
ADTN	ADTRAN, INC.	M	Equity
ADUS	Addus HomeCare Corporation	M	Equity
ADVM	Adverum Biotechnologies, Inc.	M	Equity
AEE	AMEREN CORPORATION	M	Equity
AEG	AEGON N.V.	M	Equity
AEHR	AEHR TEST SYSTEMS	M	Equity
AEIS	Advanced Energy Industries, Inc.	M	Equity
AEM	AGNICO-EAGLE MINES LTD.	M	Equity
AEO	AMERICAN EAGLE OUTFITTERS, INC.	M	Equity
AEP	AMERICAN ELECTRIC POWER COMPANY, INC.	M	Equity
AER	AerCap Holdings NV	M	Equity
AES	AES CORP.	M	Equity
AESI	ATLAS ENERGY SOLUTIONS INC	M	Equity
AEVA	Aeva Technologies, Inc.	M	Equity
AEYE	AudioEye, Inc.	M	Equity
AFCG	AFC GAMMA INC	M	Equity
AFG	AMERICAN FINANCIAL GROUP	M	Equity
AFL	AFLAC INC.	M	Equity
AFRM	AFFIRM HOLDINGS, INC.	M	Equity
AG	First Majestic Silver Corp	M	Equity
AGCO	AGCO CORPORATION	M	Equity
AGEN	Agenus Inc.	M	Equity
AGG	iShares Core U.S. Aggregate Bond ETF	M	ETF
AGI	ALAMOS GOLD INC	M	Equity
AGIO	Agios Pharmaceuticals Inc	M	Equity
AGL	AGILON HEALTH INC	M	Equity
AGM	Federal Agricultural Mortgage Corp. (Cl C)	M	Equity
AGNC	AGNC Investment Corp.	M	Equity
AGO	ASSURED GUARANTY LTD.	M	Equity
AGQ	PROSHARES ULTRA SILVER	M	ETF
AGRO	AdecoAgro S.A.	M	Equity
AGS	PLAYAGS INC	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
AGX	Argan Inc	M	Equity
AGYS	AGILYSYS INC	M	Equity
AHCO	ADAPTHEALTH CORP.	M	Equity
AHH	Armada Hoffler Properties, Inc.	M	Equity
AHR	American Healthcare REIT, Inc.	M	Equity
AI	C3.ai, Inc.	M	Equity
AIG	AMERICAN INTERNATIONAL GROUP, INC.	M	Equity
AIOT	PowerFleet, Inc.	M	Equity
AIP	ARTERIS, INC.	M	Equity
AIQ	GLOBAL X ARTIFICIAL INTELLIGENCE & TECHNOLOGY ETF	M	ETF
AIR	AAR Corp.	M	Equity
AIRG	Airgain Inc	M	Equity
AIRS	AIRSCULPT TECHNOLOGIES, INC.	M	Equity
AISP	AIRSHIP AI HOLDINGS, INC.	M	Equity
AIV	Apartment Investment and Management Company	M	Equity
AIZ	Assurant Inc.	M	Equity
AJG	ARTHUR J. GALLAGHER & CO.	M	Equity
AKAM	AKAMAI TECHNOLOGIES, INC.	M	Equity
AKBA	Akebia Therapeutics, Inc.	M	Equity
AKRO	AKERO THERAPEUTICS, INC.	M	Equity
AL	Air Lease Corp	M	Equity
ALAB	Astera Labs, Inc.	M	Equity
ALB	Albemarle Corporation	M	Equity
ALC	ALCON INC	M	Equity
ALDX	ALDEYRA THERAPEUTICS, INC.	M	Equity
ALEC	ALECTOR INC.	M	Equity
ALGM	ALLEGRO MICROSYSTEMS, INC.	M	Equity
ALGN	ALIGN TECHNOLOGY INC.	M	Equity
ALGT	Allegiant Travel Company	M	Equity
ALHC	ALIGNMENT HEALTHCARE INC	M	Equity
ALIT	Alight, Inc.	M	Equity
ALK	ALASKA AIR GROUP INC	M	Equity
ALKS	ALKERMES PLC	M	Equity
ALKT	ALKAMI TECHNOLOGY INC	M	Equity
ALL	THE ALLSTATE CORPORATION	M	Equity
ALLE	ALLEGION PLC	M	Equity
ALLO	Allogene Therapeutics, Inc.	M	Equity
ALLT	Allot Communications Ltd	M	Equity
ALLY	ALLY FINANCIAL INC.	M	Equity
ALMS	ALUMIS INC	M	Equity
ALNY	ALNYLAM PHARMACEUTICALS INC	M	Equity
ALRM	Alarm.Com Holdings, Inc.	M	Equity
ALSN	Allison Transmission Holdings, Inc.	M	Equity
ALT	Altimmune, Inc.	M	Equity
ALTG	ALTA EQUIPMENT GROUP INC	M	Equity
ALTO	Alto Ingredients, Inc.	M	Equity
ALTS	ALT5 SIGMA CORPORATION	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ALV	Autoliv, Inc	M	Equity
ALXO	ALX ONCOLOGY HOLDINGS INC	M	Equity
AM	Antero Midstream Partners LP	M	Equity
AMAT	APPLIED MATERIALS, INC.	M	Equity
AMBA	AMBARELLA, INC.	M	Equity
AMBC	AMBAC FINANCIAL GROUP, INC.	M	Equity
AMBP	Ardagh Metal Packaging S.A.	M	Equity
AMC	AMC ENTERTAINMENT HOLDINGS, INC.	M	Equity
AMCR	AMCOR PLC	M	Equity
AMCX	AMC Networks Inc.	M	Equity
AMD	ADVANCED MICRO DEVICES, INC.	M	Equity
AMDL	GRANITESHARES 2X LONG AMD DAILY ETF	M	ETF
AMDY	YIELDMAX AMD OPTION INCOME STRATEGY ETF	M	ETF
AME	AMETEK, INC.	M	Equity
AMED	AMEDISYS INC	M	Equity
AMGN	AMGEN INC.	M	Equity
AMH	American Homes 4 Rent	M	Equity
AMKR	AMKOR TECHNOLOGY, INC.	M	Equity
AMLP	Alerian MLP ETF	M	ETF
AMLX	AMYLYX PHARMACEUTICALS, INC.	M	Equity
AMN	AMN Healthcare Services, Inc.	M	Equity
AMP	AMERIPRISE FINANCIAL INC	M	Equity
AMPH	Amphastar Pharmaceuticals, Inc.	M	Equity
AMPL	AMPLITUDE INC	M	Equity
AMPX	AMPRIUS TECHNOLOGIES INC	M	Equity
AMPY	Amplify Energy Corporation	M	Equity
AMR	Alpha Metallurgical Resources, Inc.	M	Equity
AMRC	Ameresco, Inc.	M	Equity
AMRK	A-MARK PRECIOUS METALS, INC.	M	Equity
AMRN	AMARIN CORPORATION PLC	M	Equity
AMRX	Amneal Pharmaceuticals, Inc.	M	Equity
AMSC	AMERICAN SUPERCONDUCTOR CORP	M	Equity
AMT	AMERICAN TOWER CL A	M	Equity
AMTM	Amentum Holdings, Inc.	M	Equity
AMTX	AEMETIS, INC.	M	Equity
AMWD	American Woodmark Corp.	M	Equity
AMWL	AMERICAN WELL CORP	M	Equity
AMX	America Movil S.A.B. de C.V.	M	Equity
AMZA	InfraCap MLP ETF	M	ETF
AMZN	AMAZON.COM INC.	M	Equity
AMZU	Direxion Daily AMZN Bull 2X Shares	M	ETF
AN	AUTONATION, INC	M	Equity
ANAB	AnaptysBio, Inc.	M	Equity
ANDE	The Andersons, Inc.	M	Equity
ANET	Arista Networks Inc	M	Equity
ANF	ABERCROMBIE & FITCH COMPANY	M	Equity
ANGI	Angie Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ANGO	AngioDynamcis, Inc.	M	Equity
ANIP	ANI Pharmaceuticals, Inc.	M	Equity
ANIX	ANIXA BIOSCIENCES, INC.	M	Equity
ANNX	ANNEXON, INC.	M	Equity
ANRO	Alto Neuroscience, Inc.	M	Equity
ANSS	ANSYS, Inc.	M	Equity
ANVS	ANNOVIS BIO INC	M	Equity
ANY	SPHERE 3D CORP.	M	Equity
AON	Aon plc	M	Equity
AOS	A.O. Smith Corporation	M	Equity
AOSL	Alpha & Omega Semiconductor, Ltd.	M	Equity
AOUT	AMERICAN OUTDOOR BRANDS, INC.	M	Equity
APA	APACHE CORPORATION	M	Equity
APAM	Artisan Partners Asset Management, Inc.	M	Equity
APD	AIR PRODUCTS AND CHEMICALS,INC	M	Equity
APEI	American Public Education, Inc.	M	Equity
APG	API GROUP CORPORATION	M	Equity
APGE	APOGEE THERAPEUTICS, INC.	M	Equity
APH	Amphenol Corporation	M	Equity
API	AGORA, INC.	M	Equity
APLD	APPLIED DIGITAL CORPORATION	M	Equity
APLE	Apple Hospitality REIT, Inc.	M	Equity
APLS	Apellis Pharmaceuticals Inc	M	Equity
APLT	APPLIED THERAPEUTICS, INC.	M	Equity
APO	Apollo Global Management LLC	M	Equity
APOG	Apogee Enterprises, Inc.	M	Equity
APP	APPLOVIN CORP	M	Equity
APPF	Appfolio Inc	M	Equity
APPN	Appian Corporation	M	Equity
APPS	Digital Turbine, Inc.	M	Equity
APT	ALPHA PRO TECH LTD.	M	Equity
APTV	Aptiv PLC	M	Equity
APYX	Apyx Medical Corporation	M	Equity
AQN	ALGONQUIN POWER & UTILITIES CORP	M	Equity
AQST	AQUESTIVE THERAPEUTICS, INC.	M	Equity
AR	ANTERO RESOURCES CORPORATION	M	Equity
ARAY	Accuray Incorporated	M	Equity
ARBE	ARBE ROBOTICS LTD	M	Equity
ARBK	ARGO BLOCKCHAIN PLC	M	Equity
ARCB	ARCBEST CORPORATION	M	Equity
ARCC	Ares Capital Corporation	M	Equity
ARCO	ARCOS DORADOS HOLDINGS INC. CLA	M	Equity
ARCT	Arcturus Therapeutics Holdings Inc.	M	Equity
ARDT	ARDENT HEALTH PARTNERS, INC.	M	Equity
ARDX	Ardelyx, Inc.	M	Equity
ARE	Alexandria Real Estate Equities, Inc.	M	Equity
AREC	AMERICAN RESOURCES CORP	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
AREN	ARENA GROUP HOLDINGS, INC.	M	Equity
ARES	Ares Management, L.P.	M	Equity
ARGT	Global X MSCI Argentina ETF	M	ETF
ARGX	argenx SE	M	Equity
ARHS	ARHAUS, INC.	M	Equity
ARI	Apollo Commercial Real Estate Finance, Inc.	M	Equity
ARKB	ARK 21Shares Bitcoin ETF	M	ETF
ARKF	ARK FINTECH INNOVATION	M	ETF
ARKG	ARK GENOMIC REVOLUTION ETF	M	ETF
ARKK	ARK Innovation ETF	M	ETF
ARKO	ARKO CORP	M	Equity
ARKQ	ARK AUTONOMOUS TECH & ROBOTICS	M	ETF
ARKW	ARK Next Generation Internet ETF	M	ETF
ARKX	ARK SPACE EXPLORATION & INNOVATION ETF	M	ETF
ARLO	Arlo Technologies, Inc.	M	Equity
ARLP	ALLIANCE RESOURCE PARTNERS	M	Equity
ARM	ARM Holdings	M	Equity
ARMK	Aramark	M	Equity
AROC	Archrock, Inc.	M	Equity
ARQ	Arq, Inc.	M	Equity
ARQT	ARCUTIS BIOTHERAPEUTICS INC	M	Equity
ARR	ARMOUR Residential REIT, Inc.	M	Equity
ARRY	ARRY TECHNOLOGIES, INC.	M	Equity
ARTY	iShares Future AI & Tech ETF	M	ETF
ARVN	Arvinas,inc	M	Equity
ARW	ARROW ELECTRONICS INC.	M	Equity
ARWR	ARROWHEAD RESEARCH CORP.	M	Equity
AS	AMER SPORTS INC	M	Equity
ASA	ASA Gold and Precious Metals Limited	M	Equity
ASAN	Asana, Inc.	M	Equity
ASB	ASSOCIATED BANC CORP	M	Equity
ASC	Ardmore Shipping Corporation	M	Equity
ASGN	ASGN Inc.	M	Equity
ASH	ASHLAND INC	M	Equity
ASHR	Deutsche X-Trackers Harvest CSI 300 China A Shares ETF	M	ETF
ASHS	Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF	M	ETF
ASLE	AERSALE CORPORATION	M	Equity
ASML	ASML HOLDING NV	M	Equity
ASND	Ascendis Pharma A/S	M	Equity
ASO	ACADEMY SPORTS & OUTDOOR INC	M	Equity
ASPI	ASP Isotopes Inc.	M	Equity
ASPN	ASPEN AEROGELS, INC.	M	Equity
ASRT	Assertio Therapeutics, Inc.	M	Equity
ASTH	Astrana Health Inc.	M	Equity
ASTL	ALGOMA STEEL GROUP INC.	M	Equity
ASTS	AST SpaceMobile, Inc.	M	Equity
ASUR	Asure Software, Inc.	M	Equity

ASX	ASE TECHNOLOGY HOLDING CO., LTD.	M	Equity
ASYS	Amtech Systems, Inc.	M	Equity
ATAI	ATAI LIFE SCIENCES N.V.	M	Equity
ATAT	ATOUR LIFESTYLE HOLDINGS LTD.	M	Equity
ATEC	ALPHATEC HOLDINGS INC	M	Equity
ATEN	A10 Networks, Inc.	M	Equity
ATEX	Anterix Inc	M	Equity
ATGE	Adtalem Global Education Inc.	M	Equity
ATHA	ATHIRA PHARMA, INC.	M	Equity
ATHM	Autohome Inc (ADR)	M	Equity
ATI	Allegheny Technologies, Inc.	M	Equity
ATKR	Atkore International Group, Inc	M	Equity
ATLX	ATLAS LITHIUM CORP	M	Equity
ATMU	ATMUS FILTRATION TECHNOLGIE	M	Equity
ATNM	Actinium Pharmaceuticals, Inc.	M	Equity
ATO	Atmos Energy Corp	M	Equity
ATOM	ATOMERA INCORPORATED	M	Equity
ATOS	Atossa Therapeutics, Inc.	M	Equity
ATR	AptarGroup, Inc.	M	Equity
ATRO	ASTRONICS CORPORATION	M	Equity
ATUS	Altice USA, Inc.	M	Equity
ATYR	aTyr Pharma, Inc	M	Equity
AU	ANGLOGOLD ASHANTI LTD.	M	Equity
AUDC	AUDIOCODES LTD.	M	Equity
AUPH	Aurinia Pharmaceuticals Inc.	M	Equity
AUR	Aurora Innovation, Inc.	M	Equity
AUTL	AUTOLUS THERAPEUTICS PLC	M	Equity
AVAH	AVEANNA HEALTHCARE HOLDINGS	M	Equity
AVAV	Aerovironment Inc	M	Equity
AVB	AVALONBAY COMMUNITIES INC	M	Equity
AVD	American Vanguard Corp.	M	Equity
AVDL	Avadel Pharmaceuticals plc	M	Equity
AVDX	AVIDXCHANGE HOLDINGS INC	M	Equity
AVGO	Broadcom Inc.	M	Equity
AVGX	DEFIANCE DAILY TARGET 2X LONG AVGO ETF	M	ETF
AVIR	ATE PHARMACEUTICAL INC.	M	Equity
AVNS	Avanos Medical, Inc.	M	Equity
AVNW	AVIAT NETWORKS INC	M	Equity
AVO	MISSION PRODUCE INC	M	Equity
AVPT	AvePoint, Inc	M	Equity
AVT	AVNET INC	M	Equity
AVTR	Avantor, Inc.	M	Equity
AVXL	Anavex Life Sciences Corp.	M	Equity
AVY	AVERY DENNISON CORP.	M	Equity
AWI	Armstrong World Industries, Inc.	M	Equity
AWK	American Water Works Co., Inc.	M	Equity
AWRE	Aware Inc	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
AX	Axos Financial, Inc.	M	Equity
AXGN	AxoGen, Inc.	M	Equity
AXL	AMERICAN AXLE & MFG. HLDNGS	M	Equity
AXON	Axon Enterprise, Inc	M	Equity
AXP	AMERICAN EXPRESS COMPANY	M	Equity
AXS	AXIS CAPITAL HOLDINGS LIMITED	M	Equity
AXSM	Axsome Therapeutics, Inc.	M	Equity
AXTA	Axalta Coating Systems Ltd.	M	Equity
AXTI	AXT, Inc.	M	Equity
AYI	Acuity Brands, Inc.	M	Equity
AZ	A2Z CUST2MATE SOLUTIONS CORP.	M	Equity
AZEK	AZEK COMPANY INC	M	Equity
AZN	ASTRAZENECA	M	Equity
AZO	AUTOZONE, INC.	M	Equity
AZTA	Azenta, Inc	M	Equity
AZZ	AZZ Incorporated	M	Equity
B	Barrick Mining Corporation	M	Equity
BA	THE BOEING COMPANY	M	Equity
BABA	ALIBABA GROUP HOLDING LTD	M	Equity
BAC	BANK OF AMERICA CORPORATION	M	Equity
BAH	Booz Allen Hamilton Holding Corporation	M	Equity
BALL	Ball Corporation	M	Equity
BAM	Brookfield Asset Management Inc	M	Equity
BANC	Banc of California, Inc.	M	Equity
BAND	BANDWIDTH, INC	M	Equity
BARK	The Original BARK Company	M	Equity
BASE	COUCHBASE, INC.	M	Equity
BATRA	Atlanta Braves Holdings, Inc. Series A	M	Equity
BATRK	Liberty Media Corporation (Series C) Liberty Brave	M	Equity
BAX	BAXTER INTERNATIONAL INC.	M	Equity
BB	Blackberry Limited	M	Equity
BBAI	BigBear.ai Holdings, Inc.	M	Equity
BBAR	BBVA Banco Frances S.A	M	Equity
BBCP	CONCRETE PUMPING HOLDINGS, INC.	M	Equity
BBD	BANCO BRADESCO S.A.	M	Equity
BBDC	Barings BDC, Inc.	M	Equity
BBIO	BridgeBio Pharma Inc	M	Equity
BBVA	BANCO BILBAO VIZCAYA	M	Equity
BBW	Build-A-Bear Workshop, Inc	M	Equity
BBWI	Bath & Body Works, Inc.	M	Equity
BBY	BEST BUY COMPANY, INC.	M	Equity
BC	BRUNSWICK CORP	M	Equity
BCAB	BIOATLA, INC.	M	Equity
BCC	Boise Cascade Company	M	Equity
BCE	BCE INC	M	Equity
BCO	THE BRINK'S COMPANY	M	Equity
BCRX	BIOCRYST PHARMACEUTICAS INC	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
BCS	BARCLAYS PLC	M	Equity
BCSF	BAIN CAPITAL SPECIALTY FINANCE, INC.	M	Equity
BCYC	BICYCLE THERAPEUTICS PLC	M	Equity
BDN	Brandywine Realty Trust	M	Equity
BDRY	BREAKWAVE DRY BULK SHIPPING ETF	M	ETF
BDSX	BIODESIX, INC.	M	Equity
BDTX	Black Diamond Therapeutics, Inc.	M	Equity
BDX	BECTON, DICKINSON AND CO	M	Equity
BE	Bloom Energy Corporation	M	Equity
BEAM	BEAM THERAPEUTICS, INC.	M	Equity
BEEM	BEAM GLOBAL	M	Equity
BEKE	E Holdings Inc	M	Equity
BEN	FRANKLIN RESOURCES INC.	M	Equity
BEP	BROOKFIELD RENEWABLE PARTNERS LP	M	Equity
BEPC	BROOKFIELD RENEWABLE CORPORATION	M	Equity
BETZ	Roundhill Sports Betting & iGaming ETF	M	Equity
BFB	Brown Forman Corporation Cl. B (150 shrs)	M	Equity
BFH	Bread Financial Holdings, Inc.	M	Equity
BFLY	Butterfly Network, Inc.	M	Equity
BG	BUNGE LIMITED	M	Equity
BGC	BGC Group, Inc.	M	Equity
BGFV	Big 5 Sporting Goods Corp.	M	Equity
BGS	B&G Foods Inc.	M	Equity
BHC	Bausch Health Companies Inc.	M	Equity
BHF	Brighthouse Financial, Inc.	M	Equity
BHP	BHP BILLITON LIMITED	M	Equity
BHR	Braemar Hotels & Resorts Inc.	M	Equity
BHVN	BIOHAVEN LTD	M	Equity
BIDU	BAIDU, INC.	M	Equity
BIGC	BigCommerce Holdings, Inc.	M	Equity
BIIB	BIOGEN IDEC INC.	M	Equity
BIL	SPDR Bloomberg Barclays 1-3 Month T-Bill ETF	M	ETF
BILI	Bilibili Inc.	M	Equity
BILL	Bill.com Holdings Inc	M	Equity
BIO	Bio-Rad Laboratories, Inc.	M	Equity
BIOX	BIOCERES CROP SOLUTIONS CORP.	M	Equity
BIP	Brookfield Infrastructure Partners L.P.	M	Equity
BIPC	BROOKFIELD INFRASTRUCTURE CORPORATION	M	Equity
BIRK	Birkenstock Holding Limited	M	Equity
BITB	Bitwise Bitcoin ETF	M	ETF
BITF	BITFARMS LTD.	M	Equity
BITI	PROSHARES SHORT BITCOIN STRATEGY ETF	M	ETF
BITO	ProShares Bitcoin Strategy ETF	M	ETF
BITQ	BITWISE CRYPTO INDUSTRY INNOVATORS ETF	M	ETF
BITU	PROSHARES ULTRA BITCOIN ETF	M	ETF
BITX	2X BITCOIN STRATEGY ETF	M	ETF
BIZD	VanEck BDC Income ETF	M	ETF

MIAX Options Securities List as of 6/2/2025			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
BJ	BJ's Warehouse Holdings, Inc.	M	Equity
BJRI	BJ S RESTAURANTS INC	M	Equity
BK	THE BANK OF NEW YORK MELLON CORPORATION	M	Equity
BKD	Brookdale Senior Living Inc	M	Equity
BKE	The Buckle, Inc.	M	Equity
BKH	BLACK HILLS CORPORATION	M	Equity
BKLN	PowerShares Senior Loan (ETF)	M	ETF
BKNG	Booking Holdings Inc.	M	Equity
BKR	Baker Hughes Company	M	Equity
BKSY	BlackSky Technology Inc	M	Equity
BL	BlackLine Inc	M	Equity
BLBD	BLUEBIRD CORP	M	Equity
BLCO	BAUSCH & LOMB CORP	M	Equity
BLD	TopBuild Corp.	M	Equity
BLDE	Blade Air Mobility, Inc.	M	Equity
BLDP	BALLARD POWER SYSTEMS INC	M	Equity
BLDR	Builders FirstSource Inc.	M	Equity
BLFS	BioLife Solutions, Inc	M	Equity
BLK	BLACKROCK INC	M	Equity
BLKB	Blackbaud Inc.	M	Equity
BLMN	Bloomin Brands Inc.	M	Equity
BLND	BLEND LABS, INC	M	Equity
BLNK	Blink Charing Co	M	Equity
BLOK	Amplify Transformational Data Sharing ETF	M	ETF
BLZE	BACKBLAZE, INC.	M	Equity
BMA	Banco Macro S.A.	M	Equity
BMBL	Bumble Inc.	M	Equity
BMEA	Biomea Fusion, Inc.	M	Equity
BMO	Bank of Montreal	M	Equity
BMRN	BIOMARIN PHARMACEUTICAL INC.	M	Equity
BMY	BRISTOL-MYERS SQUIBB COMPANY	M	Equity
BN	BROOKFIELD CORPORATION	M	Equity
BND	Vanguard Total Bond Market ETF	M	ETF
BNDD	KRANESHARES QUADRATIC DEFLATION ETF	M	ETF
BNED	Barnes & Noble Education, Inc.	M	Equity
BNL	Broadstone Net Lease, Inc.	M	Equity
BNO	United States Brent Oil ETF	M	ETF
BNS	Bank of Nova Scotia	M	Equity
BNTX	BioNTech SE	M	Equity
BOC	BOSTON OMAHA CORP	M	Equity
BOH	Bank of Hawaii Corp.	M	Equity
BOIL	PROSHARES ULTRA DJ-UBS NATURAL GAS	M	ETF
BOOM	DMC Global Inc.	M	Equity
BOOT	Boot Barn Holdings, Inc.	M	Equity
BORR	BORR DRILLING LIMITED	M	Equity
BOTZ	Global X Robotics & Artfcl Intllgnc ETF	M	ETF
BOX	Box, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
BP	BP PLC	M	Equity
BPMC	Blueprint Medicines Corporation	M	Equity
BPOP	Popular Inc. (10 shrs)	M	Equity
BPT	BP PRUDHOE BAY ROYALTY TRUST	M	Equity
BR	Broadridge Financial Solutions, Inc.	M	Equity
BRAG	BRAGG GAMING GROUP INC.	M	Equity
BRBR	BellRing Brands Inc	M	Equity
BRCC	BRC Inc.	M	Equity
BRDG	BRIDGE INVESTMENT GROUP HOLDINGS, INC.	M	Equity
BRFS	BRF - Brasil Foods SA	M	Equity
BRKB	BERKSHIRE HATHAWAY INC.	M	Equity
BRKR	Bruker Corporation	M	Equity
BRLT	BRILLIANT EARTH GROUP, INC.	M	Equity
BRO	BROWN & BROWN, INC	M	Equity
BROS	DUTCH BROS INC.	M	Equity
BRSP	BrightSpire Capital, Inc.	M	Equity
BRY	Berry Corporation	M	Equity
BRZE	BRAZE, INC.	M	Equity
BRZU	Direxion Daily Brazil Bull 3X ETF	M	ETF
BSBR	Banco Santander Brasil SA	M	Equity
BSM	Black Stone Minerals L.P.	M	Equity
BSX	BOSTON SCIENTIFIC CORPORATION	M	Equity
BSY	BENTLEY SYSTEMS INCORPORATED	M	Equity
BTBT	BIT DIGITAL, INC.	M	Equity
BTC	Grayscale Bitcoin Mini Trust ETF	M	ETF
BTCM	BIT Mining Limited	M	Equity
BTDR	BITDEER TECHNOLOGIES GROUP CLASS A	M	Equity
BTE	BAYTEX ENERGY CORP.	M	Equity
BTF	VALKYRIE BITCOIN STRATEGY ETF	M	ETF
BTG	B2Gold Corp.	M	Equity
BTI	British American Tobacco PLC	M	Equity
BTSG	BRIGHTSPRING HEALTH SERVICES INC	M	Equity
BTU	Peabody Energy Corporation	M	Equity
BUD	Anheuser-Busch InBev	M	Equity
BUG	GLOBAL X CYBER SECURITY	M	ETF
BULL	Webull Corporation	M	Equity
BUR	BURFORD CAP LTD	M	Equity
BURL	Burlington Stores Inc	M	Equity
BVN	COMPANIA DE MINAS BUENAVENTURA S.A.-ADR	M	Equity
BVS	Bioventus Inc.	M	Equity
BW	Babcock & Wilcox Enterprises, Inc.	M	Equity
BWA	BORGWARNER INC.	M	Equity
BWEN	BROADWIND, INC.	M	Equity
BWIN	Baldwin Insurance Group, Inc.	M	Equity
BWXT	BWX Technologies, Inc.	M	Equity
BX	THE BLACKSTONE GROUP LP	M	Equity
BXMT	Blackstone Mortgage Trust, Inc.	M	Equity

BXP	BOSTON PROPERTIES INC	M	Equity
BXSL	BLACKSTONE SECURED LENDING FUND	M	Equity
BYD	BOYD GAMING CORP.	M	Equity
BYND	Beyond Meat, Inc.	M	Equity
BYON	Beyond, Inc.	M	Equity
BYRN	BYRNA TECHNOLOGIES INC.	M	Equity
BZ	KANZHUN LTD.	M	Equity
BZFD	BUZZFEED, INC	M	Equity
BZH	BEAZER HOMES USA INC.	M	Equity
BZUN	Baozun Inc.	M	Equity
C	CITIGROUP, INC.	M	Equity
CAAP	CORPORACION AMERICA AIRPORTS S.A.	M	Equity
CAAS	China Automotive Systems Inc	M	Equity
CABA	CABALETTA BIO, INC.	M	Equity
CACC	Credit Acceptance Corp.	M	Equity
CACI	CACI INTERNATIONAL, INC.	M	Equity
CADL	CANDEL THERAPEUTICS, INC.	M	Equity
CAE	CAE Inc	M	Equity
CAG	ConAgra Brands, Inc.	M	Equity
CAH	CARDINAL HEALTH INC	M	Equity
CAKE	THE CHEESECAKE FACTORY	M	Equity
CAL	Caleres, Inc.	M	Equity
CALF	PACER US SMALL CAP CASH COWS 100 ETF	M	ETF
CALM	Cal-Maine Foods, Inc.	M	Equity
CALX	Calix, Inc.	M	Equity
CAMT	Camtek Ltd.	M	Equity
CAN	CANAAN INC. SPONSORED ADR	M	Equity
CANE	Teucrium Sugar	M	ETF
CAPL	CROSSAMERICA PARTNERS LP	M	Equity
CAPR	Capricor Therapeutics, Inc.	M	Equity
CAR	Avis Budget Group Inc	M	Equity
CARG	CarGurus, Inc.	M	Equity
CARR	Carrier Global Corporation	M	Equity
CARS	Cars.com Inc.	M	Equity
CART	Instacart (Maplebear Inc.)	M	Equity
CASY	Casey's General Stores, Inc.	M	Equity
CAT	CATERPILLAR INC.	M	Equity
CATX	PERSPECTIVE THERAPEUTICS INC	M	Equity
CAVA	CAVA GROUP INC	M	Equity
CB	Chubb Limited	M	Equity
CBAT	CBAK ENERGY TECHNOLOGY, INC.	M	Equity
CBL	CBL & ASSOCIATES PROPERTIES, INC.	M	Equity
CBOE	CBOE HOLDINGS, INC.	M	Equity
CBRE	CBRE Group, Inc.	M	Equity
CBRL	Cracker Barrel Old Country Store	M	Equity
CBT	CABOT CORPORATION	M	Equity
CC	The Chemours Company	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
CCCC	C4 THERAPEUTICS, INC.	M	Equity
CCCS	CCC Intelligent Solutions Holdings Inc.	M	Equity
CCEP	Coca-Cola European Partners plc	M	Equity
CCI	CROWN CASTLE INTER.	M	Equity
CCJ	CAMECO CORPORATION	M	Equity
CCK	CROWN HOLDINGS INC.	M	Equity
CCL	CARNIVAL CORPORATION	M	Equity
CCLD	CareCloud, Inc.	M	Equity
CCO	Clear Channel Outdoor HLD Inc CL. A	M	Equity
CCOI	Cogent Communications Holdings, Inc.	M	Equity
CCRN	Cross Country Healthcare, Inc.	M	Equity
CCS	Century Communities, Inc.	M	Equity
CDE	COEUR d' ALENE MINES CORP	M	Equity
CDLX	Cardlytics Inc	M	Equity
CDNA	CareDx, Inc	M	Equity
CDNS	CADENCE DESIGN SYSTEMS, I	M	Equity
CDW	CDW CORPORATION	M	Equity
CDXS	Codexis Inc.	M	Equity
CDZI	Cadiz Inc.	M	Equity
CE	CELANESE CORPORATION	M	Equity
CECO	CECO Environmental Corporation	M	Equity
CEG	CONSTELLATION ENERGY CORPORATION	M	Equity
CELH	Celsius Holdings, Inc.	M	Equity
CELU	Celularity Inc.	M	Equity
CENX	CENTURY ALUMINUM COMPANY	M	Equity
CEP	CANTOR EQUITY PARTNERS INC	M	Equity
CERS	CERUS CORPORATION	M	Equity
CERT	CERTARA, INC.	M	Equity
CEVA	Ceva Inc	M	Equity
CF	CF INDUSTRIES HOLDINGS, INC.	M	Equity
CFG	Citizens Financial Group, Inc.	M	Equity
CFLT	CONFLUENT, INC.	M	Equity
CFR	CULLEN/FROST BANKERS INC.	M	Equity
CG	The Carlyle Group LP	M	Equity
CGAU	CENTERRA GOLD INC.	M	Equity
CGBD	Carlyle Secured Lending, Inc.	M	Equity
CGC	Canopy Growth Corporation	M	Equity
CGEM	CULLINAN ONCOLOGY, INC.	M	Equity
CGEN	Compugen Ltd.	M	Equity
CGNT	COGNYTE SOFTWARE LTD	M	Equity
CGNX	COGNEX CORPORATION	M	Equity
CGON	CYBIN, INC.	M	Equity
CHAT	TIDAL TRUST II ROUNDHILL GENERATIVE AI & TECH ETF	M	ETF
CHAU	Direxion Dly CSI 300 Chn A Shr Br 2X ETF	M	ETF
CHCT	COMMUNITY HEALTHCARE TRUST INCORPORATED	M	Equity
CHD	CHURCH & DWIGHT CO.	M	Equity
CHDN	Churchill Downs, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
CHE	Chemed Corporation	M	Equity
CHEF	Chefs' Warehouse Inc/The	M	Equity
CHGG	CHEGG, INC	M	Equity
CHKP	CHECK POINT SOFTWARE TECHNOLOGIES LTD.	M	Equity
CHMI	CHERRY HILL MORTGAGE INVESTMENT CORP.	M	Equity
CHPT	ChargePoint Holdings, Inc.	M	Equity
CHRD	Chord Energy Corporation	M	Equity
CHRS	Coherus BioSciences, Inc.	M	Equity
CHRW	CH ROBINSON WORLDWIDE INC.	M	Equity
CHTR	Charter Communications Inc. Cl A	M	Equity
CHWY	Chewy, Inc.	M	Equity
CHX	ChampionX Corporation	M	Equity
CI	CIGNA CORPORATION	M	Equity
CIA	Citizens Inc.	M	Equity
CIBR	First Trust NASDAQ Cybersecurity ETF	M	ETF
CIEN	CIENA CORPORATION	M	Equity
CIFR	Cipher Mining Inc.	M	Equity
CIG	Companhia Energetica de Minas Gerais - CEMIG (125)	M	Equity
CIM	CHIMERA INVESTMENT CORPORATION	M	Equity
CINF	Cincinnati Financial Corp.	M	Equity
CIO	City Office REIT, Inc.	M	Equity
CIVI	Civitas Resources, Inc	M	Equity
CL	COLGATE-PALMOLIVE COMPANY	M	Equity
CLAR	Clarus Corporation	M	Equity
CLB	Core Laboratories N.V.	M	Equity
CLBR	COLOMBIER ACQUISITION CORP II	M	Equity
CLBT	Cellebrite DI Ltd.	M	Equity
CLDX	Celldex Therapeutics, Inc.	M	Equity
CLF	CLIFFS NATURAL RESOURCES INC.	M	Equity
CLFD	Clearfield, Inc.	M	Equity
CLH	CLEAN HARBORS INC	M	Equity
CLLS	Cellectis S.A.	M	Equity
CLMT	Calumet Specialty Products Partners, L.P.	M	Equity
CLNE	CLEAN ENERGY FUELS CORPORATION	M	Equity
CLOU	Global X Cloud Computing ETF Global X Cloud Computing ETF	M	ETF
CLOV	Clover Health Investments, Corporation	M	Equity
CLPR	CLIPPER REALTY, INC.	M	Equity
CLPT	CLEARPOINT NEURO INC	M	Equity
CLRB	CELLECTAR BIOSCIENCES, INC.	M	Equity
CLS	Celestica, Inc.	M	Equity
CLSD	Clearside Biomedical, Inc.	M	Equity
CLSK	CleanSpark, Inc.	M	Equity
CLVT	Clarivate Plc	M	Equity
CLW	Clearwater Paper Corporation	M	Equity
CLX	CLOROX CO	M	Equity
CM	Canadian Imperial Bank of Commerce	M	Equity
CMA	COMERICA, INC.	M	Equity

CMBM	CAMBIUM NETWORKS CORPORATION	M	Equity
CMBT	Euronav NV	M	Equity
CMC	COMMERCIAL METALS COMPANY	M	Equity
CMCM	Cheetah Mobile Inc.	M	Equity
CMCSA	COMCAST CORPORATION	M	Equity
CME	CME GROUP INC.	M	Equity
CMG	CHIPOTLE MEXICAN GRILL, INC.	M	Equity
CMI	CUMMINS INC.	M	Equity
CMP	Compass Minerals International, Inc.	M	Equity
CMPO	COMPOSECURE, INC. CLASS A	M	Equity
CMPR	CIMPRESS N.V.	M	Equity
CMPS	COMPASS PATHWAYS PLC	M	Equity
CMPX	COMPASS THERAPEUTICS, INC.	M	Equity
CMRE	Costamare Inc.	M	Equity
CMS	CMS ENERGY CORPORATION	M	Equity
CMTG	CLAROS MORTGAGE TRUST, INC.	M	Equity
CMTL	COMTECH TELECOMMUNICATION	M	Equity
CNA	CNA FINANCIAL CORPORATION	M	Equity
CNC	CENTENE CORP	M	Equity
CNDT	Conduent Incorporated	M	Equity
CNH	CNH Industrial N.V.	M	Equity
CNI	CANADIAN NATIONAL RAILWAY	M	Equity
CNK	Cinemark Holdings, Inc.	M	Equity
CNM	CORE & MAIN INC	M	Equity
CNMD	CONMED CORP.	M	Equity
CNNE	Cannae Holdings, Inc.	M	Equity
CNO	CNO Financial Group, Inc.	M	Equity
CNP	CENTERPOINT ENERGY, INC.	M	Equity
CNQ	CANADIAN NATURAL RESOURCES LIMITED	M	Equity
CNR	Core Natural Resources, Inc.	M	Equity
CNTA	CENTESSA PHARMACEUTICALS PLC	M	Equity
CNTY	Century Casinos, Inc.	M	Equity
CNX	CNX Resources Corporation	M	Equity
CNXC	CONCENTRIX CORPORATION	M	Equity
COCO	VITA COCO COMPANY, INC.	M	Equity
CODI	Compass Diversified Holdings LLC	M	Equity
CODX	Co-Diagnostics, Inc.	M	Equity
COF	CAPITAL ONE FINANCIAL CORPORATION	M	Equity
COGT	COGENT BIOSCIENCES, INC.	M	Equity
COHR	Coherent Corporation	M	Equity
COHU	Cohu, Inc.	M	Equity
COIN	Coinbase Global, Inc.	M	Equity
COLB	Columbia Banking System, Inc.	M	Equity
COLD	Americold Realty Trust	M	Equity
COLM	COLUMBIA SPORTWEAR CO.	M	Equity
COMM	COMMSCOPE HOLDING CO, INC.	M	Equity
COMP	COMPASS INC	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
CONL	GraniteShares ETF Trust GraniteShares 2x Long COIN	M	ETF
CONY	YIELDMAX COIN OPTION INCOME STRATEGY ETF	M	ETF
COO	Cooper Companies, Inc.	M	Equity
COOK	TRAEGER, INC.	M	Equity
COOP	Mr. Cooper Group Inc.	M	Equity
COP	CONOCOPHILLIPS	M	Equity
COPX	GLOBAL X COPPER MINERS ETF	M	ETF
COR	Cencora, Inc.	M	Equity
CORN	TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF	M	ETF
CORT	Corcept Therapeutics Incorporated	M	Equity
CORZ	CORE SCIENTIFIC, INC	M	Equity
COSM	COSMOS HOLDINGS INC.	M	Equity
COST	COSTCO WHOLESALE CORPORATION	M	Equity
COTY	COTY INC.	M	Equity
COUR	COURSERA, INC.	M	Equity
CP	Canadian Pacific Railway Limited	M	Equity
CPA	Copa Holdings SA	M	Equity
CPAY	Corpay, Inc.	M	Equity
CPB	CAMPBELL SOUP CO	M	Equity
CPER	UNITED STATES COPPER INDEX FUND	M	ETF
CPIX	CUMBERLAND PHARMACEUTICALS INC.	M	Equity
CPNG	COUPANG INC	M	Equity
CPRI	Capri Holdings Limited	M	Equity
CPRT	COPART INC	M	Equity
CPRX	CATALYST PHARMACEUTICAL PARTNES INC.	M	Equity
CPS	Cooper-Standard Holdings Inc.	M	Equity
CPSH	CPS TECHNOLOGIES CORPORATION	M	Equity
CPT	Camden Property Trust	M	Equity
CQP	Cheniere Energy Ptnrs L.P.	M	Equity
CR	Crane Co.	M	Equity
CRBG	COREBRIDGE FINANCIAL INC	M	Equity
CRBP	CORBUS PHARMACEUTICALS HOLDINGS, INC.	M	Equity
CRBU	CARIBOU BIOSCIENCES, INC.	M	Equity
CRC	CALIFORNIA RESOURCES CORP	M	Equity
CRCT	CRICUT, INC.	M	Equity
CRDF	Cardiff Oncology, Inc.	M	Equity
CRDL	CARDIOL THERAPEUTICS INC.	M	Equity
CRDO	CREDO TECHNOLOGY GROUP HOLDING LTD.	M	Equity
CRESY	Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria	M	Equity
CRGX	CARGO THERAPEUTICS, INC.	M	Equity
CRGY	CRESCENT ENERGY COMPANY	M	Equity
CRH	CRH plc	M	Equity
CRI	CARTER'S , INC.	M	Equity
CRK	COMSTOCK RESOURCES INC.	M	Equity
CRL	Charles River Laboratories International, Inc.	M	Equity
CRM	SALESFORCE.COM, INC	M	Equity
CRMD	CorMedix Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
CRNC	Cerence Inc.	M	Equity
CRNT	Ceragon Networks Ltd.	M	Equity
CRNX	CRINETICS PHARMACEUTICALS INC	M	Equity
CRON	Cronos Group Inc.	M	Equity
CROX	CROCS, INC.	M	Equity
CRS	CARPENTER TECHNOLOGY CORP.	M	Equity
CRSP	CRISPR Therapeutics AG	M	Equity
CRSR	CORSAIR GAMING, INC.	M	Equity
CRTO	CRITEO SA	M	Equity
CRUS	CIRRUS LOGIC INC.	M	Equity
CRVS	Corvus Pharmaceuticals, Inc.	M	Equity
CRWD	CrowdStrike Holdings, Inc.	M	Equity
CRWV	CoreWeave, Inc.	M	Equity
CSCO	CISCO SYSTEMS, INC.	M	Equity
CSGP	LoopNet, Inc. (Merger)	M	Equity
CSIQ	Canadian Solar Inc	M	Equity
CSL	Carlisle Companies Incorporated	M	Equity
CSTE	CAESARSTONE SDOT-YAM LTD.	M	Equity
CSTL	CASTLE BIOSCIENCES, INC.	M	Equity
CSTM	CONSTELLIUM N.V	M	Equity
CSV	Carriage Services, Inc.	M	Equity
CSWC	Capital Southwest Corp	M	Equity
CSX	CSX CORPORATION	M	Equity
CTAS	CINTAS CORP.	M	Equity
CTLP	Cantaloupe, Inc.	M	Equity
CTMX	CytomX Therapeutics, Inc.	M	Equity
CTOS	Custom Truck One Source, Inc.	M	Equity
CTRA	Coterra Energy Inc.	M	Equity
CTRM	CASTOR MARITIME, INC.	M	Equity
CTRN	Citi Trends, Inc.	M	Equity
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	M	Equity
CTSO	CYTOSORBENTS CORPORATION	M	Equity
CTVA	Corteva, Inc.	M	Equity
CTXR	CITIUS PHARMACEUTICALS INC	M	Equity
CUBE	CubeSmart	M	Equity
CUBI	Customers Bancorp, Inc Common Stock	M	Equity
CUE	CUE BIOPHARMA INC	M	Equity
CUK	Carnival Corporation & Plc	M	Equity
CULP	Culp, Inc.	M	Equity
CURE	Direxion Daily Healthcare Bull 3X ETF	M	ETF
CURI	CURIOSITYSTREAM INC	M	Equity
CURV	TORRID HOLDINGS INC.	M	Equity
CVAC	CUREVAC N.V.	M	Equity
CVE	Cenovus Energy Inc.	M	Equity
CVGI	Commercial Vehicle Group, Inc.	M	Equity
CVGW	CALAVO GROWERS INC.	M	Equity
CVI	CVR Energy, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
CVLG	Covenant Logistics Group, Inc.	M	Equity
CVLT	Commvault Systems Inc	M	Equity
CVNA	Carvana Co.	M	Equity
CVRX	CVRX, INC.	M	Equity
CVS	CVS CAREMARK CORPORATION	M	Equity
CVX	CHEVRON CORPORATION	M	Equity
CWAN	CLEARWATER ANALYTICS HOLDINGS	M	Equity
CWB	SPDR Barclays Convertible Secs ETF	M	ETF
CWEB	Direxion Shares ETF Trust - Direxion Daily CSI China Internet Index Bull 2X Shares	M	ETF
CWEN	Clearway Energy, Inc.	M	Equity
CWH	Camping World Holdings, Inc.	M	Equity
CWK	Cushman Wakefield Plc	M	Equity
CWST	Casella Waste Systems Inc.	M	Equity
CX	CEMEX, S.A.B. DE C.V.	M	Equity
CXAI	CXApp Inc.	M	Equity
CXDO	CREXENDO, INC.	M	Equity
CXM	SPRINKLR, INC.	M	Equity
CXW	CORRECTIONS CORPORATION OF AMERICA	M	Equity
CYBN	CYBIN, INC.	M	Equity
CYBR	CYBERARK SOFTWARE, LTD.	M	Equity
CYD	China Yuchai International Limited	M	Equity
CYH	COMMUNITY HEALTH SYSTEMS, INC.	M	Equity
CYRX	CryoPort, Inc	M	Equity
CYTK	CYTOKINETICS, INCORPORATED	M	Equity
CZR	Caesars Entertainment Corporation	M	Equity
D	DOMINION RESOURCES	M	Equity
DAC	DANAOS CORPORATION	M	Equity
DADA	DADA NEXUS LTD.	M	Equity
DAKT	DAKTRONICS INC.	M	Equity
DAL	DELTA AIR LINES INC.	M	Equity
DAN	Dana Holding Corporation	M	Equity
DAO	YOUDAO INC	M	Equity
DAPP	VanEck Digital Transformation ETF	M	ETF
DAR	Darling International, Inc.	M	Equity
DASH	DoorDash, Inc.	M	Equity
DAVA	ENDAVA PLC	M	Equity
DAVE	Dave Inc.	M	Equity
DAWN	DAY ONE BIOPHARMACEUTICALS, INC.	M	Equity
DAY	Dayforce, Inc.	M	Equity
DB	DEUTSCHE BANK AG	M	Equity
DBA	POWERSHARES DB AGRICULTURE	M	ETF
DBB	PowerShares DB Base Metals ETF	M	ETF
DBC	PoweShares DB Commodity Index Tracking Fund	M	ETF
DBI	Designer Brands Inc. (	M	Equity
DBO	PowerShares DB Oil Fund	M	ETF
DBRG	DigitalBridge Group, Inc.	M	Equity
DBX	Dropbox, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
DCGO	DOCGO INC	M	Equity
DCI	Donaldson Company, Inc.	M	Equity
DCOM	Dime Community Bancshares, Inc.	M	Equity
DCTH	DELCATH SYSTEM INC	M	Equity
DD	DuPont de Nemours, Inc.	M	Equity
DDD	3D SYSTEMS CORPORATION	M	Equity
DDM	ProShares Ultra Dow30	M	ETF
DDOG	Datadog Inc	M	Equity
DE	DEERE & COMPANY	M	Equity
DECK	DECKERS OUTDOOR CORPORATION	M	Equity
DEI	Douglas Emmett Inc	M	Equity
DELL	Dell Technologies, Inc.	M	Equity
DENN	Denny's Corp.	M	Equity
DEO	DIAGEO PLC	M	Equity
DFEN	Direxion Daily Aerospace & Defense Bull 3X Shares Direxion Daily Aerospace	M	ETF
DFH	DREAM FINDERS HOMES, INC.	M	Equity
DG	DOLLAR GENERAL CORPORATION	M	Equity
DGRO	iShares Core Dividend Growth ETF	M	Equity
DGX	QUEST DIAGNOSTICS INC	M	Equity
DH	DEFINITIVE HEALTHCARE CORP.	M	Equity
DHC	Diversified Healthcare Trust (	M	Equity
DHI	DR HORTON INC.	M	Equity
DHR	DANAHER CORPORATION	M	Equity
DHT	DHT Holdings, Inc.	M	Equity
DHX	DHI Group, Inc.	M	Equity
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE	M	ETF
DIBS	1STDIBS.COM, INC.	M	Equity
DIG	ProShares Ultra Oil & Gas	M	ETF
DIN	DineEquity, Inc	M	Equity
DINO	HF Sinclair Corporation	M	Equity
DIOD	Diodes Incorporated	M	Equity
DIS	THE WALT DISNEY COMPANY	M	Equity
DIVO	AMPLIFY CWP ENHANCED DIVIDEND INCOME ETF	M	ETF
DJP	iPath DJ-UBS Commodity Indx Tot Ret ETN	M	ETF
DJT	Trump Media & Technology Group Corp.	M	Equity
DK	Delek US Holdings, Inc.	M	Equity
DKL	Delek Logistics Partners LP	M	Equity
DKNG	DraftKings Inc.	M	Equity
DKS	DICK'S SPORTING GOODS INC.	M	Equity
DLB	DOLBY LABORATORIES, INC.	M	Equity
DLHC	DLH HOLDINGS CORP.	M	Equity
DLNG	Dynagas LNG Partners LP	M	Equity
DLO	DLOCAL, LTD	M	Equity
DLR	Digital Realty Trust Inc	M	Equity
DLTH	Duluth Holdings Inc.	M	Equity
DLTR	DOLLAR TREE, INC.	M	Equity
DLX	DELUXE CORPORATION	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
DMLP	Dorchester Minerals LP	M	Equity
DMRC	Digimarc Corporation	M	Equity
DNA	Ginkgo Bioworks Holdings, Inc. (	M	Equity
DNB	Dun & Bradstreet Holdings, Inc.	M	Equity
DNLI	Denali Therapeutics Inc	M	Equity
DNN	Denison Mines Corp.	M	Equity
DNOW	NOW, INC.	M	Equity
DNUT	KRISPY KREME, INC	M	Equity
DOC	Physicians Realty Trust	M	Equity
DOCN	DIGITALOCEAN HOLDINGS, INC.	M	Equity
DOCS	DOXIMITY, INC	M	Equity
DOCU	Docusign Inc.	M	Equity
DOG	ProShares Short Dow30	M	ETF
DOLE	DOLE PLS	M	Equity
DOMO	Domo, Inc.	M	Equity
DOOO	BRP, INC.	M	Equity
DOUG	DOUGLAS ELLIMAN INC.	M	Equity
DOV	DOVER CORPORATION	M	Equity
DOW	Dow Inc.	M	Equity
DOX	AMDOCS LTD	M	Equity
DPST	Direxion Shares ETF Trust - Direxion Daily Regional Banks Bull 3X Shares	M	ETF
DPZ	DOMINO'S PIZZA INC	M	Equity
DQ	Daqo New Energy Corp	M	Equity
DRD	DRDGOLD Ltd.	M	Equity
DRI	DARDEN RESTAURANTS, INC.	M	Equity
DRIO	DARIOHEALTH CORP	M	Equity
DRIP	Direxion Dly S&P Oil&Gs Ex&Prd Br 3X ETF	M	ETF
DRN	Direxion Daily Real Estate Bull 3x ETF	M	ETF
DRS	Leonardo DRS, Inc.	M	Equity
DRV	Direxion Daily Real Estate Bear 3x ETF	M	ETF
DRVN	DRIVEN BRANDS HOLDINGS INC	M	Equity
DSGX	DESCARTES SYSTEM GROUP INC	M	Equity
DSP	VIANT TECHNOLOGY, INC.	M	Equity
DSX	DIANA SHIPPING INC	M	Equity
DT	Dynatrace Inc	M	Equity
DTE	DTE Energy Company	M	Equity
DTM	DT Midstream, Inc.	M	Equity
DUK	DUKE ENERGY CORPORATION	M	Equity
DUOL	DUOLINGO, INC.	M	Equity
DUST	Direxion Daily Gold Miners Bear 3X Shares	M	ETF
DV	DOUBLEVERIFY HOLDINGS INC	M	Equity
DVA	DaVita HealthCare Partners Inc.	M	Equity
DVAX	DYNAVAX TECHNOLOGIES CORPORATION	M	Equity
DVN	DEVON ENERGY CORPORATION	M	Equity
DVY	ISHARES DJ SELECT DIVIDEND	M	ETF
DX	Dynex Capital, Inc.	M	Equity
DXC	DXC Technology Company	M	Equity

MIAX Options Securities List as of 6/2/2025			
Und Symbol	Company Name	List Exch	Inst Type
DXCM	DexCom, Inc.	M	Equity
DXD	ProShares UltraShort Dow30 (25 Shares)	M	ETF
DXJ	WISDOMTREE JAPAN HEDGED EQUITY FUND	M	ETF
DXLG	DESTINATION XL GROUP, INC.	M	Equity
DXPE	DXP Enterprises, Inc.	M	Equity
DY	DYCOM INDUSTRIES INC.	M	Equity
DYAI	DYADIC INTERNATIONAL, INC.	M	Equity
DYN	DYNE THERAPEUTICS INC	M	Equity
E	ENI SpA	M	Equity
EA	ELECTRONIC ARTS INC.	M	Equity
EAF	GrafTech International Ltd.	M	Equity
EAT	BRINKER INT'L, INC.	M	Equity
EB	Eventbrite, Inc.	M	Equity
EBAY	EBAY INC.	M	Equity
EBC	EASTERN BANKSHARES, INC.	M	Equity
EBS	Emergent Biosolutions, Inc.	M	Equity
EC	Ecopetrol SA	M	Equity
ECH	iShares MSCI Chile ETF	M	ETF
ECL	ECOLAB INC.	M	Equity
ECPG	Encore Capital Group Inc	M	Equity
ECVT	Ecovyst Inc.	M	Equity
ED	CON EDISON	M	Equity
EDAP	EDAP TMS S.A.	M	Equity
EDC	Direxion Daily Emerging Markets Bull 3X Shares (20	M	ETF
EDIT	Editas Medicine, Inc.	M	Equity
EDU	NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP	M	Equity
EDV	VANGUARD EXTENDED DURATION TREASURY ETF	M	ETF
EDZ	Direxion Daily Emerging Markets Bear 3X Share	M	ETF
EE	EXCELERATE ENERGY, INC.	M	Equity
EEFT	EURONET WORLDWIDE, INC.	M	Equity
EEM	ISHARES MSCI EMERGING MARKETS INDEX	M	ETF
EETH	PROSHARES ETHER STRATEGY ETF	M	ETF
EEV	ProShares UltraShort MSCI Emerging Mkts	M	ETF
EFA	ISHARES MSCI EAFE INDEX	M	ETF
EFC	Ellington Financial LLC	M	Equity
EFX	EQUIFAX INC.	M	Equity
EG	Everest Group, Ltd.	M	Equity
EGBN	Eagle Bancorp Inc	M	Equity
EGHT	8x8 Inc	M	Equity
EGO	ELDORADO GOLD CORPORATION	M	Equity
EGY	VAALCO ENERGY INC	M	Equity
EH	EHANG HOLDINGS LTD. SPONSORED ADR	M	Equity
EHAB	Enhabit, Inc.	M	Equity
EHC	Encompass Health Corporation	M	Equity
EHTH	eHealth, Inc.	M	Equity
EIX	EDISON INTERNATIONAL	M	Equity
EL	The Estée Lauder Companies Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ELAN	Elanco Animal Health Incorporated	M	Equity
ELDN	ELEDON PHARMACEUTICALS, INC.	M	Equity
ELF	e.l.f. Beauty, Inc.	M	Equity
ELME	Elme Communities	M	Equity
ELS	Equity Lifestyle Properties, Inc.	M	Equity
ELV	Elevance Health, Inc	M	Equity
EMB	iShares J.P. Morgan USD Emerging Markets Bond ETF	M	ETF
EMBC	EMBECTA CORP.	M	Equity
EME	EMCOR GROUP INC	M	Equity
EMLC	VanEck Vectors J.P. Morgan EM Local Currency Bond ETF	M	ETF
EMN	EASTMAN CHEMICAL COMPANY	M	Equity
EMR	EMERSON ELECTRIC COMPANY	M	Equity
EMX	EMX ROYALTY CORP	M	Equity
ENB	Enbridge Inc	M	Equity
ENLV	ENLIVEX THERAPEUTICS LTD.	M	Equity
ENOV	Enovis Corporation	M	Equity
ENPH	Enphase Energy Inc.	M	Equity
ENR	Energizer Holdings, Inc.	M	Equity
ENS	Enersys	M	Equity
ENSG	Ensign Group, Inc.	M	Equity
ENTA	Enanta Pharmaceuticals, Inc.	M	Equity
ENTG	Entegris, Inc.	M	Equity
ENTX	ENTERA BIO LTD.	M	Equity
ENVA	Enova International, Inc.	M	Equity
ENVX	Enovix Corporation	M	Equity
EOG	EOG RESOURCES, INC.	M	Equity
EOLS	Evolus, Inc.	M	Equity
EOSE	Eos Energy Enterprises, Inc.	M	Equity
EPAM	EPAM Systems, Inc.	M	Equity
EPC	Edgewell Personal Care Company	M	Equity
EPD	ENTERPRISE PRODUCTS PARTNERS L.P.	M	Equity
EPI	WisdomTree India Earning Fund	M	ETF
EPIX	ESSA PHARMA INC	M	Equity
EPM	Evolution Petroleum Corporation	M	Equity
EPR	EPR Properties	M	Equity
EPRT	Essential Properties Realty Trust Inc	M	Equity
EPV	ProShares UltraShort FTSE Europe	M	ETF
EQH	AXA Equitable Holdings, Inc.	M	Equity
EQIX	EQUINIX, INC.	M	Equity
EQNR	Equinor ASA	M	Equity
EQR	EQUITY RESIDENTIAL	M	Equity
EQT	EQT Corporation	M	Equity
EQX	Equinox Gold Corp.	M	Equity
ERAS	ERASCA, INC.	M	Equity
ERIC	Ericsson	M	Equity
ERIE	Erie Indemnity Company Cl A	M	Equity
ERII	Energy Recovery Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ERJ	Embraer S.A.	M	Equity
ERO	ERO COPPER CORP.	M	Equity
ERX	DIREXION DAILY ENERGY BULL 3X SHARES	M	ETF
ERY	Direxionshares Daily Energy Bear 3X Shares	M	ETF
ES	Eversource Energy	M	Equity
ESI	Element Solutions Inc.	M	Equity
ESLT	ELBIT SYSTEMS LTD.	M	Equity
ESPR	Esperion Therapeutics, Inc.	M	Equity
ESRT	Empire State Realty Trust, Inc.	M	Equity
ESS	Essex Property Trust Inc.	M	Equity
ESTA	ESTABLISHMENT LABS HOLDINGS, INC.	M	Equity
ESTC	Elastic N.V.	M	Equity
ET	Energy Transfer LP	M	Equity
ETD	Ethan Allen Interiors Inc.	M	Equity
ETH	Grayscale Ethereum Mini Trust ETF	M	ETF
ETHA	iShares Ethereum Trust	M	ETF
ETHE	Grayscale Ethereum Trust ETF	M	ETF
ETHT	PROSHARES ULTRA ETHER ETF	M	ETF
ETHU	2X ETHER ETF	M	ETF
ETHW	Bitwise Ethereum ETF	M	ETF
ETN	EATON CORPORATION PLC	M	Equity
ETNB	89BIO INC	M	Equity
ETON	ETON PHARMACEUTICALS, INC	M	Equity
ETOR	eToro Group Ltd.	M	Equity
ETR	ENTERGY CORPORATION	M	Equity
ETSY	Etsy,Inc.	M	Equity
ETWO	E2open Parent Holdings, Inc.	M	Equity
EU	ENCORE ENERGY CORP.	M	Equity
EUFN	iShares MSCI Europe Financials ETF	M	ETF
EUO	PROSHARES ULTRASHORT EURO	M	ETF
EVC	Entravision Communications Corporation	M	Equity
EVER	EverQuote Inc	M	Equity
EVEX	Eve Holding, Inc	M	Equity
EVGO	EVgo Inc.	M	Equity
EVH	Evolent Health, Inc.	M	Equity
EVLV	Evolv Technologies Holdings, Inc.	M	Equity
EVR	Evercore Partners Inc.	M	Equity
EVRG	Evergy, Inc.	M	Equity
EVRI	Everi Holdings Inc.	M	Equity
EW	EDWARDS LIFESCIENCES CORP.	M	Equity
EWA	ISHARES MSCI AUSTRALIA INDEX	M	ETF
EWBC	EAST WEST BANCORP INC	M	Equity
EWC	iShares Canada Index ETF	M	ETF
EWCZ	EUROPEAN WAX CENTER, INC.	M	Equity
EWG	iShares MSCI Germany Index Fund ETF	M	ETF
EWH	ISHARES MSCI HONG KONG INDEX	M	ETF
EWI	iShares MSCI Italy Index Fund	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
EWJ	ISHARES MSCI JAPAN INDEX	M	ETF
EWM	ISHARES MSCI MALAYSIA INDEX ETF	M	ETF
EWP	iShares MSCI Spain Capped	M	ETF
EWQ	iShares MSCI France	M	ETF
EWS	iShares MSCI Singapore	M	ETF
EWT	ISHARES TAIWAN INDEX ETF	M	ETF
EWTX	EDGEWISE THERAPEUTICS, INC.	M	Equity
EWU	iShares MSCI United Kingdom Index ETF	M	ETF
EWW	ISHARES MSCI MEXICO CAPPED ETF	M	ETF
EWY	ISHARES MSCI SOUTH KOREA CAPPED INDEX	M	ETF
EWZ	ISHARES MSCI BRAZIL CAPPED INDEX	M	ETF
EXAS	Exact Sciences Corp.	M	Equity
EXC	EXELON CORPORATION	M	Equity
EXE	Expand Energy Corporation	M	Equity
EXEL	EXELIXIS, INC.	M	Equity
EXFY	EXPENSIFY, INC.	M	Equity
EXK	Endeavour Silver Corp.	M	Equity
EXLS	ExlService Holdings, Inc.	M	Equity
EXP	EAGLE MATERIALS INC.	M	Equity
EXPD	EXPEDITORS INTERNATIONAL	M	Equity
EXPE	EXPEDIA INC.	M	Equity
EXPI	eXp World Holdings, Inc.	M	Equity
EXR	Extra Space Storage Inc.	M	Equity
EXTR	EXTREME METWORKS, INC.	M	Equity
EYE	National Vision Holdings, Inc.	M	Equity
EYPT	EyePoint Pharmaceuticals, Inc.	M	Equity
EZA	iShares MSCI South Africa Index	M	ETF
EZPW	EZCORP, INC	M	Equity
EZU	iShares MSCI Eurozone	M	ETF
F	FORD MOTOR COMPANY	M	Equity
FAF	First American Financial Corporation	M	Equity
FAN	FIRST TRUST GLOBAL WIND ENERGY ETF	M	ETF
FANG	DIAMONDBACK ENERGY, INC.	M	Equity
FARM	FARMER BROS. CO.	M	Equity
FARO	FARO TECHNOLOGIES	M	Equity
FAS	DIREXION DAILY FINANCIAL BULL 3X SHARES	M	ETF
FAST	FASTENAL COMPANY	M	Equity
FATE	Fate Therapeutics, Inc.	M	Equity
FAZ	DIREXION DAILY FINANCIAL BEAR 3X SHARES	M	ETF
FBIN	Fortune Brands Innovations, Inc.	M	Equity
FBIO	FORTRESS BIOTECH, INC.	M	Equity
FBL	GraniteShares ETF Trust 2x Long META Daily ETF	M	ETF
FBTC	Fidelity Wise Origin Bitcoin Fund	M	ETF
FC	Franklin Covey Co.	M	Equity
FCEL	FUELCELL ENERGY, INC.	M	Equity
FCFS	FirstCash Holdings, Inc.	M	Equity
FCG	First Trust ISE-Revere Natural Gas ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
	MIAX Options Securities List as of 6/2/2025		
FCN	FTI CONSULTING, INC.	M	Equity
FCNCA	FIRST CITIZENS BANCSHARES, INC.	M	Equity
FCX	FREEPORT-MCMORAN COPPER & GOLD INC.	M	Equity
FDMT	4D MOLECULAR THERAPEUTICS, INC.	M	Equity
FDN	First Trust Dow Jones Internet ETF	M	ETF
FDP	Fresh Del Monte Produce Inc.	M	Equity
FDS	FACTSET RESEARCH SYSTEMS	M	Equity
FDUS	Fidus Investment Corporation	M	Equity
FDX	FEDEX CORPORATION	M	Equity
FE	FIRSTENERGY CORP.	M	Equity
FENY	Fidelity MSCI Energy Index ETF	M	ETF
FERG	FERGUSON PLC	M	Equity
FETH	Fidelity Ethereum Fund	M	ETF
FEZ	SPDR EURO STOXX 50 ETF	M	ETF
FF	FutureFuel Corp	M	Equity
FFAI	Faraday Future Intelligent Electric Inc.	M	Equity
FFIV	F5 NETWORKS, INC.	M	Equity
FFWM	FIRST FOUNDATION, INC.	M	Equity
FGEN	FibroGen, Inc.	M	Equity
FHN	FIRST HORIZON NATIONAL CORPORATION	M	Equity
FI	Fiserv, Inc	M	Equity
FICO	FAIR ISAAC CORPORATION	M	Equity
FIGS	FIGS, INC.	M	Equity
FINV	FinVolution Group	M	Equity
FINX	GLOBAL X FINTECH ETF	M	ETF
FIP	FTAI INFRASTRUCTURE INC.	M	Equity
FIS	Fidelity National Information Services, Inc.	M	Equity
FITB	FIFTH THIRD BANCORP	M	Equity
FIVE	Five Below Inc	M	Equity
FIVN	Five9, Inc.	M	Equity
FIX	Comfort Systems USA Inc.	M	Equity
FIZZ	National Beverage Corp	M	Equity
FKWL	FRANKLIN WIRELESS CORP.	M	Equity
FLEX	Flex Ltd.	M	Equity
FLG	Flagstar Financial, Inc.	M	Equity
FLGT	Fulgent Genetics, Inc.	M	Equity
FLL	FULL HOUSE RESORTS, INC.	M	Equity
FLNC	FLUENCE ENERGY, INC.	M	Equity
FLNG	FLEX LNG LTD	M	Equity
FLO	FLOWERS FOODS, INC.	M	Equity
FLR	FLUOR CORPORATION	M	Equity
FLS	Flowserve Corp.	M	Equity
FLUT	FLUTTER ENTERTAINMENT PLC	M	Equity
FLUX	FLUX POWER HOLDINGS, INC	M	Equity
FLWS	1-800-Flowers.com Inc.	M	Equity
FLYW	FLYWIRE CORPORATION	M	Equity
FMC	FMC CORPORATION	M	Equity

MIAX Options Securities List

Und Symbol	Company Name	List Exch	Inst Type
FMNB	Farmers National Banc Corp.	M	Equity
FMS	Fresenius Medical Care AG & Co KGaA	M	Equity
FMX	Fomento Economico Mexicano, S.A.B. de C.V.	M	Equity
FN	Fabrinet	M	Equity
FNB	F N B Corp. PA	M	Equity
FND	Floor & Decor Holdings, Inc.	M	Equity
FNF	FIDELITY NATIONAL FINANCIAL	M	Equity
FNGR	FINGERMOTION INC	M	Equity
FNGS	MicroSectors FANG+ ETN	M	ETF
FNKO	Funko, Inc.	M	Equity
FNV	Franco-Nevada Corporation	M	Equity
FOA	Finance of America Companies Inc.	M	Equity
FOLD	Amicus Therapeutics, Inc.	M	Equity
FOR	Forestar Group Inc.	M	Equity
FORM	FormFactor Inc.	M	Equity
FOSL	FOSSIL, INC.	M	Equity
FOUR	Shift4 Payments, Inc.	M	Equity
FOX	FOX CORPCL B COM	M	Equity
FOXA	(New) Fox Corporation Class A	M	Equity
FOXF	Fox Factory Holding Corp.	M	Equity
FPE	First Trust Preferred Securities and Income ETF	M	ETF
FPH	FIVE POINT HOLDINGS LLC	M	Equity
FPI	Farmland Partners Inc.	M	Equity
FRGE	FORGE GLOBAL HOLDINGS, INC.	M	Equity
FRHC	FREEDOM HOLDING CORP.	M	Equity
FRO	FRONTLINE LIMITED	M	Equity
FROG	JFROG LTD.	M	Equity
FRPT	Freshpet, Inc.	M	Equity
FRSH	FRESHWORKS INC	M	Equity
FRSX	FORESIGHT AUTONOMOUS HOLDINGS LTD	M	Equity
FRT	Federal Realty Investment Trust	M	Equity
FSK	FS KKR Capital Corp.	M	Equity
FSLR	FIRST SOLAR, INC.	M	Equity
FSLY	Fastly, Inc.	M	Equity
FSM	Fortuna Silver Mines Inc.	M	Equity
FSP	Franklin Street Properties Corporation	M	Equity
FSS	FEDERAL SIGNAL CORP	M	Equity
FTAI	Fortress Transportation and Infrastructure Investors LLC	M	Equity
FTCI	FTC SOLAR, INC.	M	Equity
FTDR	frontdoor, inc.	M	Equity
FTEK	Fuel Tech inc.	M	Equity
FTHM	FATHOM HOLDINGS INC.	M	Equity
FTI	FMC TECHNOLOGIES, INC.	M	Equity
FTK	Flotek Industries Inc	M	Equity
FTNT	FORTINET INC.	M	Equity
FTRE	FORTREA HOLDINGS INC.	M	Equity
FTS	Fortis Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
FTV	Fortive Corporation	M	Equity
FUBO	FUBOTV INC.	M	Equity
FUL	FULLER (H.B.) CO	M	Equity
FULC	FULCRUM THERAPEUTICS, INC.	M	Equity
FULT	Fulton Financial Corporation	M	Equity
FUN	Six Flags Entertainment Corporation	M	Equity
FUTU	Futu Holdings Limited	M	Equity
FVRR	Fiverr International Ltd.	M	Equity
FWONK	Liberty Media Corporation Series C Liberty Formula One	M	Equity
FWRD	Forward Air Corporation	M	Equity
FWRG	FIRST WATCH RESTAURANT GROUP	M	Equity
FXB	CurrencyShares British Pound Sterling Trust	M	ETF
FXC	CurrencyShares Canadian Dollar Trust	M	ETF
FXE	CURRENCYSHARES EURO TRUST	M	ETF
FXF	CurrencyShares Swiss Franc ETF	M	ETF
FXI	ISHARES FTSE CHINA 25 INDEX FUND	M	ETF
FXP	ProShares UltraShort FTSE China 50	M	ETF
FXY	CURRENCYSHARES JAPANESE YEN TRUST	M	ETF
FYBR	FRONTIER COMMUNICATIONS PARENT, INC	M	Equity
G	GENPACT LIMITED	M	Equity
GAIN	Gladstone Investment Corporation	M	Equity
GALT	GALECTIN THERAPEUTICS, INC.	M	Equity
GAMB	GAMBLING.COM GROUP LTD	M	Equity
GANX	GAIN THERAPEUTICS, INC.	M	Equity
GAP	Gap, Inc	M	Equity
GASS	StealthGas Inc	M	Equity
GAU	Galiano Gold Inc.	M	Equity
GBDC	Golub Capital BDC, Inc.	M	Equity
GBIO	GENERATION BIO CO.	M	Equity
GBTC	Grayscale Bitcoin Trust ETF	M	ETF
GBX	THE GREENBRIER COMPANIES, INC.	M	Equity
GCI	Gannett Co., Inc.	M	Equity
GCMG	GCM GROSVENOR INC.	M	Equity
GCO	Genesco Inc.	M	Equity
GCT	GIGACLOUD TECHNOLOGY, INC. CLASS A	M	Equity
GD	GENERAL DYNAMICS CORPORATION	M	Equity
GDDY	GoDaddy Inc.	M	Equity
GDEN	Golden Entertainment, Inc.	M	Equity
GDOT	Green Dot Corporation	M	Equity
GDRX	GOODRX HOLDINGS INC	M	Equity
GDS	GDS Holdings Limited	M	Equity
GDX	MARKET VECTORS GOLD MINERS ETF	M	ETF
GDXJ	VANECK VECTORS JUNIOR GOLD MINERS ETF	M	ETF
GDYN	GRID DYNAMICS HOLDINGS, INC.	M	Equity
GE	GE Aerospace	M	Equity
GEF	Greif, Inc.	M	Equity
GEHC	GE HEALTHCARE TECHNOLOGIES INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
GEL	Genesis Energy L.P.	M	Equity
GEN	Gen Digital Inc.	M	Equity
GENI	Genius Sports Limited	M	Equity
GEO	GEO Group Inc (The)	M	Equity
GEOS	GEOSPACE TECHNOLOGIES CORPORATION	M	Equity
GERN	GERON CORPORATION	M	Equity
GES	GUESS? INC.	M	Equity
GETY	Getty Images Holdings, Inc.	M	Equity
GEV	GE VERNOVA INC.	M	Equity
GEVO	GEVO, INC.	M	Equity
GFI	GOLD FIELDS LTD.	M	Equity
GFL	GFL Environmental Inc.	M	Equity
GFS	GLOBALFOUNDRIES INC.	M	Equity
GGAL	GRUPO FINANCIERO GALICIA S.A.	M	Equity
GGB	GERDAU S.A. (ADR)	M	Equity
GGG	GRACO, INC.	M	Equity
GGLL	Direxion Daily GOOGL Bull 2X Shares	M	ETF
GGR	GOGORO INC.	M	Equity
GH	Guardant Health, Inc.	M	Equity
GHRS	GH RESEARCH PLC	M	Equity
GIB	CGI Group Inc.	M	Equity
GIII	G-III Apparel Group Ltd	M	Equity
GIL	Gildan Activewear Inc	M	Equity
GILD	GILEAD SCIENCES INC.	M	Equity
GILT	Gilat Satellite Networks Ltd.	M	Equity
GIS	GENERAL MILLS, INC.	M	Equity
GKOS	Glaukos Corporation	M	Equity
GL	Globe Life Inc.	M	Equity
GLAD	Gladstone Capital Corporation	M	Equity
GLBE	GLOBAL ONLINE LTD	M	Equity
GLBS	GLOBUS MARITIME LIMITED	M	Equity
GLD	SPDR GOLD TRUST	M	ETF
GLDD	Great Lakes Dredge & Dock	M	Equity
GLL	ProShares UltraShort Gold	M	ETF
GLNG	Golar LNG ltd	M	Equity
GLOB	Globant S.A.	M	Equity
GLP	Global Partners LP	M	Equity
GLPG	Galapagos NV	M	Equity
GLPI	Gaming and Leisure Properties Inc	M	Equity
GLRE	Greenlight Capital Re, Ltd.	M	Equity
GLUE	MONTE ROSA THERAPEUTICS, INC.	M	Equity
GLW	CORNING INC.	M	Equity
GLYC	GlycoMimetics, Inc.	M	Equity
GM	GENERAL MOTORS COMPANY	M	Equity
GMAB	Genmab A/S	M	Equity
GME	GAMESTOP CORPORATION	M	Equity
GMED	GLOBUS MEDICAL, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
GMRE	Global Medical REIT Inc.	M	Equity
GNK	GENCO SHIPPING & TRADING LTD	M	Equity
GNL	Global Net Lease, Inc.	M	Equity
GNRC	Generac Holdings Inc	M	Equity
GNSS	Genasys Inc.	M	Equity
GNTX	GENTEX CORP.	M	Equity
GNW	GENWORTH FINANCIAL INC.	M	Equity
GO	Grocery Outlet Holding Corp	M	Equity
GOGL	Golden Ocean Group Limited	M	Equity
GOGO	GOGO, INC.	M	Equity
GOLF	Acushnet Holdings Corp.	M	Equity
GOOD	Gladstone Commercial Corporation	M	Equity
GOOG	Alphabet Inc. Class C	M	Equity
GOOGL	Alphabet Inc. Class A	M	Equity
GOOS	Canada Goose Holdings Inc.	M	Equity
GORO	Gold Resource Corporation	M	Equity
GOSS	Gossamer Bio Inc	M	Equity
GOTU	GSX Techedu Inc.	M	Equity
GP	GREENPOWER MOTOR COMPANY INC.	M	Equity
GPC	GENUINE PARTS	M	Equity
GPCR	STRUCTURE THERAPEUTIC INC	M	Equity
GPI	GROUP 1 AUTOMOTIVE INC.	M	Equity
GPK	Graphic Packaging Holding Company	M	Equity
GPMT	Granite Point Mortage Trust Inc.	M	Equity
GPN	GLOBAL PAYMENTS INC.	M	Equity
GPRE	Green Plains Renewable Energy, Inc.	M	Equity
GPRK	Geopark Ltd	M	Equity
GPRO	GOPRO, INC.	M	Equity
GRAB	Grab Holdings Limited	M	Equity
GRAL	GRAIL INC	M	Equity
GRBK	Green Brick Partners, Inc.	M	Equity
GRFS	Grifols SA	M	Equity
GRMN	GARMIN LTD.	M	Equity
GRND	GRINDR INC COM	M	Equity
GRNY	FUNDSTRAT GRANNY SHOTS US LARGE CAP ETF	M	ETF
GROV	GROVE COLLABORATIVE HOLDINGS, INC.	M	Equity
GROY	GOLD ROYALTY CORP.	M	Equity
GRPN	GROUPON, INC.	M	Equity
GRRR	GORILLA TECHNOLOGY GROUP INC.	M	Equity
GRWG	GrowGeneration Corp.	M	Equity
GS	THE GOLDMAN SACHS GROUP, INC.	M	Equity
GSAT	Globalstar, Inc	M	Equity
GSBD	GOLDMAN SACHS BDC, INC	M	Equity
GSG	iShares S&P GSCI Commodity Indexed Trust	M	ETF
GSHD	Goosehead Insurance, Inc	M	Equity
GSIT	GSI TECHNOLOGY	M	Equity
GSK	GLAXOSMITHKLINE PLC	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
GSL	GLOBAL SHIP LEASE, INC.	M	Equity
GSM	Globe Specialty Metals Inc	M	Equity
GT	GOODYEAR TIRE & RUBBER COMPANY	M	Equity
GTE	Gran Tierra Energy Inc.	M	Equity
GTES	Gates Industrial Corporation plc	M	Equity
GTIM	Good Times Restaurants Inc.	M	Equity
GTLB	GITLAB INC	M	Equity
GTLS	Chart Industries Inc	M	Equity
GTM	ZoomInfo Technologies Inc.	M	Equity
GTN	Gray Television, Inc.	M	Equity
GTX	Garrett Motion Inc.	M	Equity
GTY	Getty Realty Corp.	M	Equity
GUSH	Direxion Dly S&P Oil&Gs Ex&Prd Bl 3X ETF	M	ETF
GVA	Granite Construction Incorporated	M	Equity
GWRE	Guidewire Software, Inc.	M	Equity
GWW	GRAINGER, W.W. INC.	M	Equity
GXG	Global X MSCI Colombia ETF	M	ETF
GXO	GXO LOGISTICS INC	M	Equity
H	Hyatt Hotels Corporation	M	Equity
HACK	PureFunds ISE Cyber Security ETF	M	ETF
HAE	Haemonetics Corporation	M	Equity
HAFN	HAFNIA LIMITED	M	Equity
HAIN	THE HAIN CELESTIAL GROUP, INC.	M	Equity
HAL	HALLIBURTON COMPANY	M	Equity
HALO	Halozyme Therapeutics Inc.	M	Equity
HAS	HASBRO INC.	M	Equity
HASI	Hannon Armstrong Sustainable Infrastructure Capital, Inc.	M	Equity
HAYW	HAYWARD HOLDINGS INC	M	Equity
HBAN	HUNTINGTON BANCSHARES INCORPORATED	M	Equity
HBI	Hanesbrands Inc.	M	Equity
HBIO	Harvard Bioscience, Inc.	M	Equity
HBM	HudBay Minerals, Inc.	M	Equity
HCA	HCA HOLDINGS, INC.	M	Equity
HCAT	Health Catalyst, Inc.	M	Equity
HCC	Warrior Met Coal, Inc.	M	Equity
HCM	HUTCHMED (China) Limited	M	Equity
HCSG	Healthcare Services Group, Inc.	M	Equity
HD	THE HOME DEPOT, INC.	M	Equity
HDB	HDFC BANK LTD	M	Equity
HDGE	AdvisorShares Ranger Equity Bear ETF	M	ETF
HDSN	Hudson Technologies, Inc.	M	Equity
HDV	iShares High Dividend Equity Fund	M	ETF
HE	Hawaiian Electric Industries Inc.	M	Equity
HEI	HEICO Corporation	M	Equity
HELE	HELEN OF TROY LTD	M	Equity
HES	HESS CORPORATION	M	Equity
HESM	Hess Midstream LP	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
HFFG	HF FOODS GROUP, INC.	M	Equity
HGTY	HAGERTY INC	M	Equity
HGV	Hilton Grand Vacations Inc.	M	Equity
HHH	Howard Hughes Holdings Inc.	M	Equity
HIBS	DIREXION DAILY S&P 500 HIGH BETA BEAR 3X SHARES	M	ETF
HIG	THE HARTFORD FINANCIAL SERVICES GROUP, INC.	M	Equity
HII	Huntington Ingalls Industries, Inc.	M	Equity
HIMS	Hims & Hers Health, Inc.	M	Equity
HIMX	Himax Technologies, Inc.	M	Equity
HIPO	Hippo Holdings Inc.	M	Equity
HITI	HIGH TIDE, INC.	M	Equity
HIVE	HIVE BLOCKCHAIN TECHNOLOGIES LTD.	M	Equity
HIW	HIGHWOODS PROPERTIES, INC.	M	Equity
HL	HECLA MINING COMPANY	M	Equity
HLF	HERBALIFE LTD.	M	Equity
HLIT	Harmonic Inc	M	Equity
HLLY	HOLLEY INC.	M	Equity
HLN	HALEON PLC	M	Equity
HLNE	Hamilton Lane, Inc.	M	Equity
HLT	HILTON WORLDWIDE HOLDINGS INC.	M	Equity
HLX	HELIX ENERGY SOLUTIONS GROUP INC	M	Equity
HMC	HONDA MOTOR COMPANY LTD	M	Equity
HMST	HomeStreet Inc	M	Equity
HMY	HARMONY GOLD MINING COMPANY LIMITED	M	Equity
HNRG	HALLADOR ENERGY CO	M	Equity
HNST	THE HONEST COMPANY, INC	M	Equity
HOG	HARLEY-DAVIDSON, INC.	M	Equity
HOLX	HOLOGIC, INC.	M	Equity
HOMB	Home Bancshares, Inc.	M	Equity
HON	HONEYWELL INTERNATIONAL INC.	M	Equity
HOOD	Robinhood Markets, Inc.	M	Equity
HOUS	Anywhere Real Estate Inc.	M	Equity
HOWL	WEREWOLF THERAPEUTICS, INC.	M	Equity
HP	HELMERICH & PAYNE INC	M	Equity
HPE	Hewlett Packard Enterprise Company	M	Equity
HPK	HIGHPEAK ENERGY INC	M	Equity
HPP	Hudson Pacific Properties Inc.	M	Equity
HPQ	HP Inc.	M	Equity
HQY	HealthEquity, Inc.	M	Equity
HR	Healthcare Realty Trust Incorporated	M	Equity
HRB	H&R BLOCK, INC.	M	Equity
HRI	Herc Holdings Inc.	M	Equity
HRL	HORMEL FOODS CORPORATION	M	Equity
HRMY	HARMONY BIOSCIENCES HOLDINGS IN	M	Equity
HROW	Harrow Health Inc	M	Equity
HRTG	Heritage Insurance Holdings, Inc.	M	Equity
HRTX	Heron Therapeutics, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
HRZN	Horizon Technology Finance Corp	M	Equity
HSAI	HESAI GROUP	M	Equity
HSBC	HSBC HOLDINGS PLC	M	Equity
HSIC	Henry Schein, Inc.	M	Equity
HST	Host Hotels & Resorts	M	Equity
HSY	HERSHEY CO THE	M	Equity
HTGC	Hercules Capital, Inc.	M	Equity
HTHT	China Lodging Group, Limited	M	Equity
HTLD	HEARTLAND EXPRESS, INC.	M	Equity
HTOO	FUSION FUEL GREEN PLC	M	Equity
HTZ	Hertz Global Holdings, Inc.	M	Equity
HUBB	Hubbell Incorporated	M	Equity
HUBS	HubSpot, Inc.	M	Equity
HUM	HUMANA INC.	M	Equity
HUMA	Humacyte, Inc.	M	Equity
HUN	HUNTSMAN CORPORATION	M	Equity
HURN	Huron Consulting Group, Inc.	M	Equity
HUSA	HOUSTON AMERICAN ENERGY CORPORATION	M	Equity
HUT	HUT 8 MINING CORP	M	Equity
HUYA	HUYA Inc.	M	Equity
HVT	Haverty Furniture Companies, Inc	M	Equity
HWM	Howmet Aerospace Inc	M	Equity
HXL	HEXCEL CORPORATION	M	Equity
HYD	Market Vectors High Yield Municipal Index ETF	M	ETF
HYG	ISHARES IBOXX $ HIGH YIELD CORPORATE BOND	M	ETF
HYLN	Hyliion Holdings Corporation	M	Equity
HYMB	SPDR Nuveen Bloomberg High Yield Municipal Bond ETF	M	ETF
HYMC	HYCROFT MINING HOLDING	M	Equity
HYPR	HYPERFINE INC	M	Equity
HZO	MARINEMAX , INC.	M	Equity
IAC	IAC/InterActiveCorp	M	Equity
IAG	IAMGOLD CORPORATION	M	Equity
IAI	iShares U.S. Broker-Dealers & Sec. Exchanges ETF	M	ETF
IART	Integra LifeSciences Holdings Corporation	M	Equity
IAS	INTEGRAL AD SCIENCE HOLDING CORP	M	Equity
IAT	iShares US Regional Banks	M	ETF
IAU	iShares Gold Trust	M	ETF
IBB	ISHARES NASDAQ BIOTECHNOLOGY	M	ETF
IBIT	iShares Bitcoin Trust	M	ETF
IBKR	Interactive Brokers Group Inc	M	Equity
IBM	INTERNATIONAL BUSINESS MACHINES CORPORATION	M	Equity
IBN	ICICI BANK LIMITED	M	Equity
IBP	Installed Building Products, Inc.	M	Equity
IBRX	ImmunityBio, Inc.	M	Equity
IBTA	IBOTTA, INC.	M	Equity
ICAD	iCAD Inc.	M	Equity
ICE	Intercontinental Exchange Inc	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ICHR	Ichor Holdings, Ltd.	M	Equity
ICL	ICL GROUP LTD.ICL GROUP LTD.	M	Equity
ICLN	iShares Global Clean Energy ETF	M	ETF
ICLR	ICON Public Limited Company	M	Equity
ICUI	ICU MEDICAL, INC.	M	Equity
IDCC	INTERDIGITAL, INC.	M	Equity
IDN	Intellicheck, Inc.	M	Equity
IDR	IDAHO STRATEGIC RESOURCES INC	M	Equity
IDT	IDT Corporation	M	Equity
IDV	iShares International Select Dividend ETF	M	ETF
IDXX	IDEXX Laboratories, Inc.	M	Equity
IDYA	IDEAYA BIOSCIENCES, INC.	M	Equity
IE	IVANHOE ELECTRIC INC.	M	Equity
IEF	iShares 7 -10 Year Treasury Bond ETF	M	ETF
IEFA	iShares Core MSCI EAFE ETF	M	ETF
IEI	iShares 3-7 Year Treasury Bond ETF	M	ETF
IEMG	iShares Core MSCI Emerging Markets	M	ETF
IEO	iShares U.S. Oil&Gas Explor&Prodtn	M	ETF
IEP	ICAHN ENTERPRISES, L.P.	M	Equity
IESC	IES HOLDINGS, INC.	M	Equity
IEV	iShares Europe	M	ETF
IEX	IDEX Corporation	M	Equity
IEZ	iShares U.S. Oil Equipment&Services	M	ETF
IFF	International Flavors & Fragrances Inc.	M	Equity
IFRX	InflaRx N.V.	M	Equity
IGC	IGC Pharma, Inc.	M	Equity
IGIB	iSharesTrustiShares 5-10 Yr Inv Grade Corp BondETF	M	ETF
IGM	iShares Expanded Tech Sector ETF	M	ETF
IGMS	IGM Biosciences, Inc	M	Equity
IGT	International Game Technology Plc	M	Equity
IGV	Tech-Software Sector ETF	M	ETF
IHI	iShares U.S. Medical Devices ETF	M	ETF
IHRT	iHeartMedia Inc	M	Equity
IHS	IHS HOLDING LTD.	M	Equity
IIIN	INSTEEL INDUSTRIES INC	M	Equity
IIIV	I3 VERTICALS INC	M	Equity
IIPR	Innovative Industrial Properties, Inc.	M	Equity
IJH	iShares Core S&P Mid-Cap ETF	M	ETF
IJR	iShares Core S&P Small-Cap ETF	M	ETF
IJS	iShares S&P Small-Cap 600 Value	M	ETF
ILF	iShares Latin America 40	M	ETF
ILMN	ILLUMINA INC.	M	Equity
ILPT	INDUSTRIAL LOGISTICS PROPERTIES TRUST	M	Equity
IMAB	I-MAB	M	Equity
IMAX	IMAX CORPORATION	M	Equity
IMCR	IMMUNOCORE HOLDINGS PLC	M	Equity
IMMP	IMMUTEP LTD	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
IMMR	IMMERSION CORP	M	Equity
IMNM	IMMUNOME, INC	M	Equity
IMO	IMPERIAL OIL LTD.	M	Equity
IMPP	IMPERIAL PETROLEUM INC.	M	Equity
IMTX	IMMATICS N.V.	M	Equity
IMUX	Immunic, Inc	M	Equity
IMVT	IMMUNOVANT INC	M	Equity
IMXI	INTERNATIONAL MONEY EXPRESS, INC.	M	Equity
INCY	INCYTE GENOMICS INC	M	Equity
INDA	iShares MSCI India	M	ETF
INDI	indie Semiconductor, Inc	M	Equity
INDL	Direxion Daily India Bull 3x ETF	M	ETF
INDV	INDIVIOR PLC	M	Equity
INFA	INFORMATICA, INC.	M	Equity
INFY	INFOSYS LTD.	M	Equity
ING	ING GROEP N.V.	M	Equity
INGM	Ingram Micro Holding Corporation	M	Equity
INGN	Inogen, Inc.	M	Equity
INGR	Ingredion Incorporated	M	Equity
INMB	IMMUNE BIO INC	M	Equity
INMD	InMode Ltd.	M	Equity
INN	Summit Hotel Properties, Inc.	M	Equity
INNV	INNOVAGE HOLDING CORP	M	Equity
INO	INOVIO PHARMACEUTICALS, INC.	M	Equity
INOD	Innodata Inc	M	Equity
INSE	INSPIRED ENTERTAINMENT, INC.	M	Equity
INSG	Inseego Corporation	M	Equity
INSM	Insmed, Inc.	M	Equity
INSP	Inspire Medical Systems Inc	M	Equity
INSW	International Seaways, Inc	M	Equity
INTA	Intapp, Inc.	M	Equity
INTC	INTEL CORPORATION	M	Equity
INTR	INTER & CO., INC.	M	Equity
INTT	INTEST CORPORATION	M	Equity
INTU	INTUIT CORP	M	Equity
INVA	Innoviva, Inc.	M	Equity
INVE	Identiv Inc.	M	Equity
INVH	Invitation Homes Inc.	M	Equity
INVX	Innovex International, Inc.	M	Equity
INVZ	Innoviz Technologies Ltd.	M	Equity
INZY	INOZYME PHARMA, INC.	M	Equity
IONQ	IonQ, Inc	M	Equity
IONS	Ionis Pharmaceuticals, Inc.	M	Equity
IOT	SAMSARA, INC.	M	Equity
IOVA	Iovance Biotherapeutics, Inc.	M	Equity
IP	INTERNATIONAL PAPER COMPANY	M	Equity
IPA	IMMUNOPRECISE ANTIBODIES LTD.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
IPG	THE INTERPUBLIC GROUP OF COMPANIES, INC.	M	Equity
IPGP	IPG Photonics Corp	M	Equity
IPI	Intrepid Potash, Inc.	M	Equity
IPO	Renaissance IPO ETF	M	ETF
IQ	iQIYI, Inc.	M	Equity
IQV	IQVIA Holdings Inc.	M	Equity
IR	INGERSOLL-RAND PLC	M	Equity
IRBT	iRobot Corporation	M	Equity
IRDM	Iridium Communications Inc.	M	Equity
IREN	Iris Energy Limited	M	Equity
IRM	IRON MOUNTAIN INC. (elec div)	M	Equity
IRON	DISC MEDICINE, INC.	M	Equity
IRTC	iRhythm Technologies, Inc	M	Equity
IRWD	Ironwood Pharmaceuticals Inc	M	Equity
ISPR	ISPIRE TECHNOLOGY, INC.	M	Equity
ISRG	INTUITIVE SURGICAL, INC.	M	Equity
IT	Gartner, Inc.	M	Equity
ITA	iShares US Aerospace and Defense ETF	M	ETF
ITB	ISHARES U.S. HOME CONSTRUCTION ETF	M	ETF
ITGR	Integer Holdings Corporation	M	Equity
ITOS	iTeos Therapeutics, Inc.	M	Equity
ITOT	iShares Core S&P Total U.S. Stock Market ETF	M	ETF
ITP	IT Tech Packaging, Inc.	M	Equity
ITRI	ITRON, INC.	M	Equity
ITT	ITT Inc.	M	Equity
ITUB	ITAU UNIBANCO HOLDING S.A.	M	Equity
ITW	ILLINOIS TOOL WORKS INC.	M	Equity
IVE	iShares S&P 500 Value Index Fund	M	ETF
IVOL	QUADRATIC INTEREST RATE VOL. AND INFLATION ETF	M	ETF
IVR	INVESCO MORTGAGE CAPITAL INCCOM	M	Equity
IVV	iShares Core S&P 500 ETF	M	ETF
IVVD	Invivyd, Inc.	M	Equity
IVW	iShares S&P 500 Growth ETF	M	ETF
IVZ	Invesco Ltd	M	Equity
IWB	iShares Russell 1000	M	ETF
IWD	ISHARES RUSSELL 1000 VALUE ETF	M	ETF
IWF	iShares Russell 1000 Growth ETF	M	ETF
IWM	ISHARES RUSSELL 2000 INDEX	M	ETF
IWN	ISHRS RUSSELL 2000 VALUE ETF	M	ETF
IWO	ISHRS RUSSELL 2000 GROWTH INDX	M	ETF
IWP	iShares Russell Midcap Growth Index Fund ETF	M	ETF
IWR	ISHARES RUSSELL MIDCAP INDEX FUND	M	ETF
IYR	ISHARES DOW JONES US REAL ESTATE	M	ETF
IYT	ISHARES DOW JONES TRANSPORTATION AVERAGE	M	ETF
IYW	iShares US Technology	M	ETF
J	Jacobs Engineering Group Inc.	M	Equity
JACK	JACK IN THE BOX, INC	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
JAKK	JAKKS PACIFIC, INC.	M	Equity
JAMF	Jamf Holding Corp	M	Equity
JANX	JANUX THERAPEUTICS, INC.	M	Equity
JAZZ	Jazz Pharmaceuticals Plc	M	Equity
JBBB	JANUS HENDERSON B-BBB CLO ETF	M	ETF
JBGS	JBG SMITH Properties	M	Equity
JBHT	JB HUNT TRANSPORT SERVICES INC.	M	Equity
JBI	Janus International Group, Inc.	M	Equity
JBL	JABIL CIRCUIT INC.	M	Equity
JBLU	JETBLUE AIRWAYS CORPORATI	M	Equity
JBTM	JBT Marel Corporation	M	Equity
JCI	Johnson Controls International plc	M	Equity
JD	JD.COM, INC.	M	Equity
JDST	DIREXION DAILY JR GLD MNRS BEAR 3X ETF	M	ETF
JEF	Jefferies Financial Group Inc.	M	Equity
JELD	JELD-WEN Holding, Inc	M	Equity
JEPI	JPMORGAN EQUITY PREMIUM INCOME ETF	M	ETF
JEPQ	J.P. MORGAN NASDAQ EQUITY PREMIUM INCOME ETF	M	ETF
JETS	US Global Jets ETF	M	ETF
JFIN	JIAYIN GROUP INC.	M	Equity
JHG	Janus Henderson Group Plc	M	Equity
JKHY	Jack Henry & Associates Inc.	M	Equity
JKS	Jinkosolar Holding Company Limited	M	Equity
JLL	Jones Lang LaSalle Incorporated	M	Equity
JMIA	Jumia Technologies AG	M	Equity
JNJ	JOHNSON & JOHNSON	M	Equity
JNK	SPDR BARCLAYS HIGH YIELD BOND	M	ETF
JNPR	JUNIPER NETWORKS, INC.	M	Equity
JNUG	DIREXION DAILY JR GLD MNRS BULL 3X ETF	M	ETF
JOBY	Joby Aviation, Inc.	M	Equity
JOE	ST. JOE CORPORATION	M	Equity
JOYY	JOYY Inc.	M	Equity
JPM	JPMORGAN CHASE & COMPANY	M	Equity
JRVR	JAMES RIVER GROUP HOLDINGS LTD	M	Equity
JSPR	JASPER THERAPEUTICS INC	M	Equity
JXN	JACKSON FINANCIAL INCORPORATION	M	Equity
JYNT	JOINT CORP	M	Equity
K	Kellanova	M	Equity
KALV	KALVISTA PHARMACEUTICALS INC	M	Equity
KAR	KAR AUCTION SERVICES, INC.	M	Equity
KB	KB Financial Group, Inc.	M	Equity
KBA	KraneShares Bosera MSCI China A ETF	M	ETF
KBE	SPDR S&P BANK ETF	M	ETF
KBH	KB HOME	M	Equity
KBR	KBR, Inc.	M	Equity
KBWB	PowerShares KBW Bank ETF	M	ETF
KC	Kingsoft Cloud Holdings Limited	M	Equity

MIAX Options Securities List as of 6/2/2025			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
KD	KYNDRYL HOLDINGS INCORPORATION	M	Equity
KDP	Keurig Dr. Pepper Inc.	M	Equity
KELYA	Kelly Services Inc	M	Equity
KEP	KOREA ELECTRIC POWER CORP.	M	Equity
KEX	KIRBY CORPORATION	M	Equity
KEY	KEYCORP	M	Equity
KEYS	Keysight Technologies Inc.	M	Equity
KFY	KORN/FERRY INTERNATIONAL	M	Equity
KGC	KINROSS GOLD CORPORATION	M	Equity
KGS	KODIAK GAS SERVICES INC	M	Equity
KHC	The Kraft Heinz Company	M	Equity
KIE	SPDR S&P Insurance ETF	M	ETF
KIM	KIMCO REALTY CORP.	M	Equity
KIND	Nextdoor Holdings, Inc.	M	Equity
KINS	KINGSTONE COMPANIES INCORPORATED	M	Equity
KIRK	Kirkland's Inc.	M	Equity
KKR	KKR & Co. LP	M	Equity
KLAC	KLA-TENCOR CORPORATION	M	Equity
KLC	KinderCare Learning Companies, Inc.	M	Equity
KLG	WK KELLOGG CO	M	Equity
KLIC	KULICKE AND SOFFA IND INC	M	Equity
KLTR	KALTURA, INC.	M	Equity
KLXE	KLX ENERGY SERVICES HOLDINGS, INC.	M	Equity
KMB	KIMBERLY-CLARK CORPORATION	M	Equity
KMDA	KAMADA LTD	M	Equity
KMI	KINDER MORGAN, INC.	M	Equity
KMT	Kennametal Inc.	M	Equity
KMX	CARMAX INC.	M	Equity
KN	KNOWLES CORPORATION	M	Equity
KNDI	Kandi Technologies Corporation	M	Equity
KNF	KNIFE RIVER CORP	M	Equity
KNOP	KNOT Offshore Partners LP	M	Equity
KNSA	Kiniksa Pharmaceuticals, Ltd	M	Equity
KNSL	Kinsale Capital Group Inc	M	Equity
KNTK	KINETIK HOLDINGS INC.	M	Equity
KNX	Knight-Swift Transportation Holdings Inc.	M	Equity
KO	THE COCA-COLA COMPANY	M	Equity
KOD	Kodiak Sciences Inc	M	Equity
KODK	Eastman Kodak Company	M	Equity
KOLD	ProShares UltraShort Bloomberg Natrl Gas	M	ETF
KOPN	Kopin Corporation	M	Equity
KOS	Kosmos Energy Ltd	M	Equity
KPTI	KARYOPHARM THERAPEUTICS, INC.	M	Equity
KR	THE KROGER COMPANY	M	Equity
KRC	Kilroy Realty Corp.	M	Equity
KRE	SPDR S&P REGIONAL BANKING ETF	M	ETF
KREF	KKR REAL ESTATE FINANCE TRUST INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
KRON	KRONOS BIO INC	M	Equity
KROS	KEROS THERAPEUTICS, INC.	M	Equity
KRP	KIMBELL ROYALTY PARTNERS LP	M	Equity
KRYS	KRYSTAL BIOTECH, INC.	M	Equity
KSPI	Joint Stock Company Kaspi.kz	M	Equity
KSS	KOHL'S CORPORATION	M	Equity
KTB	Kontoor Brands, Inc.	M	Equity
KTCC	Key Tronic Corporation	M	Equity
KTOS	Kratos Defense & Security Solutions, Inc.	M	Equity
KULR	KULR TECHNOLOGY GROUP INC	M	Equity
KURA	Kura Oncology, Inc	M	Equity
KVUE	KENVUE INC.	M	Equity
KVYO	Klaviyo, Inc.	M	Equity
KW	Kennedy-Wilson Holdings Inc.	M	Equity
KWEB	KraneShares CSI China Internet ETF	M	ETF
KYMR	KYMERA THERAPEUTICS INC	M	Equity
KYN	Kayne Anderson MLP Investment Company	M	Equity
L	LOEWS CORPORATION	M	Equity
LAB	Standard BioTools Inc	M	Equity
LABD	Direxion Daily S&P Biotech Bear 3X ETF	M	ETF
LABU	Direxion Daily S&P Biotech Bull 3X ETF	M	ETF
LAC	Lithium Americas Corp	M	Equity
LAD	Lithia Motors Inc	M	Equity
LADR	Ladder Capital Corp	M	Equity
LAES	SEALSQ CORP.	M	Equity
LAKE	Lakeland Industries, Inc.	M	Equity
LAMR	LAMAR ADVERTISING COMPANY	M	Equity
LAND	Gladstone Land Corporation	M	Equity
LAR	Lithium Argentina AG	M	Equity
LASE	Laser Photonics Corporation	M	Equity
LASR	nLIGHT, Inc	M	Equity
LAW	CS DISCO, INC	M	Equity
LAZ	LAZARD LTD.	M	Equity
LAZR	Luminar Technologies Inc	M	Equity
LB	LANDBRIDGE COMPANY LLC	M	Equity
LBRDK	Liberty Broadband Corporation	M	Equity
LBRT	Liberty Oilfield Services Inc	M	Equity
LBTYA	LIBERTY GLOBAL INC	M	Equity
LBTYK	LIBERTY GLOBAL PLC	M	Equity
LC	LendingClub Corporation	M	Equity
LCID	Lucid Group, Inc. (LCID)	M	Equity
LCII	LCI Industries (LCII)	M	Equity
LCTX	Lineage Cell Therapeutics, Inc	M	Equity
LDI	LOANDEPOT, INC.	M	Equity
LDOS	LUMOS NETWORKS CORPORATION	M	Equity
LE	LANDS' END, INC.	M	Equity
LEA	Lear Corporation	M	Equity

MIAX Options Securities List as of 6/2/2025			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
LECO	Lincoln Electric Holdings, Inc.	M	Equity
LEG	LEGGETT & PLATT, INC.	M	Equity
LEGH	LEGACY HOUSING CORPORATION	M	Equity
LEGN	LEGEND BIOTECH CORP	M	Equity
LEN	LENNAR CORPORATION	M	Equity
LESL	LESLIES INC	M	Equity
LEU	CENTRUS ENERGY CORP.	M	Equity
LEVI	Levi Strauss & Co.	M	Equity
LFCR	Lifecore Biomedical, Inc	M	Equity
LFMD	LifeMD, Inc.	M	Equity
LFST	LIFESTANCE HEALTH GROUP, INC.	M	Equity
LFVN	Lifevantage Corporation	M	Equity
LFWD	Lifeward Ltd.	M	Equity
LGIH	LGI Homes, Inc.	M	Equity
LGND	Ligand Pharmaceuticals Inc.	M	Equity
LGO	Largo Inc.	M	Equity
LH	LABORATORY CORP OF AMER HLDG	M	Equity
LHX	L3Harris Technologies, Inc.	M	Equity
LI	Li Auto Inc.	M	Equity
LII	LENNOX INTERNATIONAL, INC.	M	Equity
LILA	LiLAC Group	M	Equity
LILAK	Liberty LiLAC Group	M	Equity
LIN	Linde plc	M	Equity
LINC	Lincoln Educational Services Corporation	M	Equity
LIND	Lindblad Expeditions Holdings, Inc	M	Equity
LINE	Lineage, Inc.	M	Equity
LIT	Global X Lithium & Battery ETF	M	ETF
LITE	Lumentum Holdings Inc.	M	Equity
LIVN	LivaNova PLC	M	Equity
LKQ	LKQ Corporation	M	Equity
LLY	ELI LILLY AND COMPANY	M	Equity
LLYX	DEFIANCE DAILY TARGET 2X LONG LLY ETF	M	ETF
LMB	LIMBACH HOLDINGS, INC.	M	Equity
LMND	Lemonade, Inc	M	Equity
LMT	LOCKHEED MARTIN CORPORATION	M	Equity
LNC	LINCOLN NATIONAL CORPORATION	M	Equity
LNG	CHENIERE ENERGY, INC.	M	Equity
LNN	Lindsay Corporation	M	Equity
LNT	Alliant Energy Corporation	M	Equity
LNTH	Lantheus Holdings, Inc	M	Equity
LNW	Light & Wonder, Inc.	M	Equity
LNZA	LANZATECH GLOBAL INC.	M	Equity
LOB	Live Oak Bancshares, Inc	M	Equity
LOCO	EL POLLO LOCO HOLDINGS, INC.	M	Equity
LODE	Comstock Mining, Inc.	M	Equity
LOGC	ContextLogic Inc.	M	Equity
LOGI	Logitech International S.A.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
LOMA	Loma Negra Cia Industrial Argentina SA	M	Equity
LOOP	Loop Industries, Inc	M	Equity
LOPE	Grand Canyon Education, Inc.	M	Equity
LOVE	The Lovesac Company	M	Equity
LOW	LOWE'S COMPANIES INC.	M	Equity
LPG	Dorian LPG Ltd	M	Equity
LPL	LG Display Co., Ltd.	M	Equity
LPLA	LPL Financial Holdings Inc.	M	Equity
LPRO	OPEN LENDING CORPORATION	M	Equity
LPSN	LivePerson, Inc.	M	Equity
LPTX	LEAP THERAPEUTICS, INC	M	Equity
LPX	LOUISIANA-PACIFIC CORPORATION	M	Equity
LQD	iShares iBoxx $ Invst Grade Crp Bond	M	ETF
LQDA	Liquidia Corporation	M	Equity
LQDT	LIQUIDITY SERVICES, INC.	M	Equity
LRCX	LAM RESEARCH CORPORATION	M	Equity
LRMR	LARIMAR THERAPEUTICS, INC.	M	Equity
LRN	K12, Inc.	M	Equity
LSCC	Lattice Semiconductor Corporation	M	Equity
LSEA	LANDSEA HOMES CORPORATION	M	Equity
LSPD	LIGHTSPEED POS, INC.	M	Equity
LSTR	LANDSTAR SYSTEM INC	M	Equity
LTBR	LIGHTBRIDGE CORP	M	Equity
LTC	LTC Properties Inc.	M	Equity
LTH	LIFE TIME GROUP HOLDINGS, INC.	M	Equity
LTPZ	PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fnd	M	ETF
LTRN	LANTERN PHARMA, INC.	M	Equity
LTRX	LANTRONIX, INC.	M	Equity
LU	LUFAX HOLDING LTD	M	Equity
LUCK	Lucky Strike Entertainment Corporation	M	Equity
LULU	LULULEMON ATHLETICA INC.	M	Equity
LUMN	CenturyLink, Inc.	M	Equity
LUNG	PULMONX CORP	M	Equity
LUNR	INTUITIVE MACHINES, INC. CLASS A	M	Equity
LUV	SOUTHWEST AIRLINES COMPANY	M	Equity
LUXE	LuxExperience B.V.	M	Equity
LVO	LiveOne, Inc.	M	Equity
LVS	LAS VEGAS SANDS CORPORATION	M	Equity
LW	Lamb Weston Holdings, Inc.	M	Equity
LWLG	LIGHTWAVE LOGIC, INC.	M	Equity
LX	LexinFintech Holdings Ltd.	M	Equity
LXRX	Lexicon Pharmaceuticals, Inc.	M	Equity
LXU	LSB Industries Inc.	M	Equity
LYB	LYONDELLBASELL INDUSTRIES NV	M	Equity
LYEL	LYELL IMMUNOPHARMA, INC.	M	Equity
LYFT	Lyft, Inc.	M	Equity
LYG	Lloyds Banking Group Plc ADR	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
LYV	Live Nation Entertainment Inc	M	Equity
LZ	LEGALZOOM.COM, INC	M	Equity
LZB	LA-Z-BOY INC.	M	Equity
M	MACY'S, INC.	M	Equity
MA	MASTERCARD INCORPORATED	M	Equity
MAA	Mid-America Apartment Communities Inc.	M	Equity
MAC	THE MACERICH COMPANY	M	Equity
MAG	MAG Silver Corp.	M	Equity
MAGS	Listed Funds Trust Roundhill Magnificent Seven ETF	M	ETF
MAIN	Main Street Capital Corporation	M	Equity
MAMA	MAMAS CREATIONS, INC.	M	Equity
MAN	MANPOWERGROUP INC.	M	Equity
MANH	MANHATTAN ASSOCIATES INC.	M	Equity
MANU	Manchester United plc	M	Equity
MAPS	WM Technology, Inc	M	Equity
MAR	MARRIOTT INTERNATIONAL, INC.	M	Equity
MARA	Marathon Patent Group, Inc.	M	Equity
MAS	MASCO CORP.	M	Equity
MASI	Masimo Corporation	M	Equity
MASS	908 DEVICES INC	M	Equity
MAT	MATTEL, INC.	M	Equity
MATV	Mativ Holdings, Inc.	M	Equity
MATW	Matthews International Corporation	M	Equity
MATX	Matson, Inc.	M	Equity
MAX	MEDIAALPHA INC CLASS A	M	Equity
MBB	iShares Barclays MBS Bond Fund ETF	M	ETF
MBI	MBIA INC.	M	Equity
MBLY	MOBILEYE GLOBAL, INC.	M	Equity
MBOT	MICROBOT MEDICAL INC	M	Equity
MBUU	Malibu Boats, Inc.	M	Equity
MC	Moelis & Company	M	Equity
MCD	MCDONALD'S CORPORATION	M	Equity
MCFT	MasterCraft Boat Holdings, Inc	M	Equity
MCHI	iShares MSCI China ETF	M	ETF
MCHP	MICROCHIP TECHNOLOGY INC	M	Equity
MCK	MCKESSON CORPORATION	M	Equity
MCO	MOODY'S CORPORATION	M	Equity
MCRI	MONRACH CASINO & RESORT, INC	M	Equity
MCW	MISTER CAR WASH INC	M	Equity
MCY	Mercury General Corporation	M	Equity
MD	Mednax Inc	M	Equity
MDB	MongoDB, Inc.	M	Equity
MDGL	Madrigal Pharmaceuticals, Inc.	M	Equity
MDLZ	MONDELEZ INTERNATIONAL, INC.	M	Equity
MDT	MEDTRONIC, INC.	M	Equity
MDU	MDU RESOURCES GROUP INC.	M	Equity
MDWD	MEDIWOUND LTD	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
MDXG	MIMEDX GROUP, INC.	M	Equity
MDY	SPDR S&P MIDCAP 400	M	ETF
MED	Medifast, Inc.	M	Equity
MEDP	Medpace Holdings, Inc	M	Equity
MEG	Montrose Environmental Group, Inc	M	Equity
MEI	METHODE ELECTRONICS, INC.	M	Equity
MELI	Mercadolibre Inc	M	Equity
MEOH	Methanex Corp.	M	Equity
MERC	Mercer International Inc.	M	Equity
MESA	Mesa Air Group Inc	M	Equity
MESO	Mesoblast Limited	M	Equity
MET	METLIFE, INC.	M	Equity
META	Meta Platforms, Inc.	M	Equity
METC	RAMACO RESOURCES, INC.	M	Equity
METU	DIREXION DAILY META BULL 2X ETF	M	ETF
METV	Roundhill Ball Metaverse ETF	M	ETF
MEXX	DIREXION DAILY MSCI MEXICO BULL 3X SHARES	M	Equity
MFA	MFA Financial Inc	M	Equity
MFC	MANULIFE FINANCIAL CORPORATION	M	Equity
MFIC	MidCap Financial Investment Corporation	M	Equity
MFIN	Medallion Financial Corporation	M	Equity
MG	Mistras Group Inc	M	Equity
MGA	Magna International Inc.	M	Equity
MGIC	Magic Software Enterprises Ltd	M	Equity
MGK	Vanguard Mega Cap 300 Growth ETF	M	ETF
MGM	MGM RESORTS INTERNATIONAL	M	Equity
MGNI	Magnite, Inc.	M	Equity
MGNX	MacroGenics, Inc.	M	Equity
MGPI	MGP Ingredients Inc.	M	Equity
MGTX	MEIRAGTX HOLDINGS PLC	M	Equity
MGY	Magnolia Oil & Gas Corporation	M	Equity
MHK	MOHAWK INDUSTRIES, INC.	M	Equity
MHO	M/I Homes Inc	M	Equity
MIDD	The Middleby Corporation	M	Equity
MIDU	Direxionshares Daily Mid Cap Bull 3X Shares	M	ETF
MIR	Mirion Technologies, Inc.	M	Equity
MIRM	MIRUM PHARMACEUTICALS, INC.	M	Equity
MIST	MILESTONE PHARMACEUTICALS, INC.	M	Equity
MITK	Mitek Systems, Inc.	M	Equity
MITT	AG Mortgage Investment Trust, Inc.	M	Equity
MJ	ETFMG Alternative Harvest ETF	M	ETF
MKC	MCCORMICK AND COMPANY, INC.	M	Equity
MKL	Markel Corporation	M	Equity
MKSI	MKS Instruments, Inc.	M	Equity
MKTX	MarketAxess Holdings Inc.	M	Equity
MLCO	Melco Resorts & Entertainment Limited	M	Equity
MLGO	MICROALGO, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
MLI	Mueller Industries Inc	M	Equity
MLKN	MillerKnoll, Inc.	M	Equity
MLM	MARTIN MARIETTA MATERIALS INC	M	Equity
MLSS	MILESTONE SCIENTIFIC, INC	M	Equity
MLTX	MOONLAKE IMMUNOTHERAPEUTICS	M	Equity
MLYS	MINERALYS THERAPEUTICS, INC.	M	Equity
MMC	MARSH & MCLENNAN INC	M	Equity
MMLP	MARTIN MIDSTREAM PARTNERS LP	M	Equity
MMM	3M COMPANY	M	Equity
MMS	MAXIMUS, Inc.	M	Equity
MMSI	Merit Medical Systems, Inc.	M	Equity
MMYT	MakeMyTrip Ltd	M	Equity
MNDY	MONDAY.COM LTD	M	Equity
MNKD	MANNKIND CORPORATION	M	Equity
MNMD	MIND MEDICINE INC.	M	Equity
MNRO	Monro, Inc.	M	Equity
MNSO	MINISO GROUP HOLDING LTD.	M	Equity
MNST	MONSTER BEVERAGE CORPORATION	M	Equity
MNY	MoneyHero Limited	M	Equity
MO	ALTRIA GROUP INC.	M	Equity
MOD	Modine Manufacturing Company	M	Equity
MODG	Topgolf Callaway Brands Corporation	M	Equity
MODV	ModivCare Inc.	M	Equity
MOGO	MOGO INC	M	Equity
MOH	Molina Healthcare Inc.	M	Equity
MOMO	Momo Inc.	M	Equity
MOS	THE MOSAIC COMPANY	M	Equity
MOV	Movado Group, Inc.	M	Equity
MP	MP Materials Corporation	M	Equity
MPAA	Motorcar Parts of America, Inc.	M	Equity
MPC	MARATHON PETROLEUM CORPORATION	M	Equity
MPLX	MPLX LP	M	Equity
MPW	Medical Properties Trust Inc	M	Equity
MPWR	Monolithic Power Systems Inc	M	Equity
MQ	MARQETA, INC	M	Equity
MRAM	EVERSPIN TECHNOLOGIES, INC.	M	Equity
MRC	MRC Global Inc.	M	Equity
MRCY	Mercury Systems, Inc.	M	Equity
MREO	MEREO BIOPHARMA GROUP PLC SPONSORED ADR	M	Equity
MRK	MERCK & COMPANY INC.	M	Equity
MRNA	Moderna, Inc.	M	Equity
MRP	MILLROSE PROPERTIES INC.	M	Equity
MRSN	Mersana Therapeutics, Inc.	M	Equity
MRTN	Marten Transport, Ltd.	M	Equity
MRUS	MERUS N.V.	M	Equity
MRVI	Maravai LifeSciences Holdings, Inc.	M	Equity
MRVL	MARVELL TECHNOLOGY GROUP LTD.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
MRX	MAREX GROUP PLC	M	Equity
MS	MORGAN STANLEY	M	Equity
MSB	Mesabi Trust	M	Equity
MSCI	MSCI Inc	M	Equity
MSFT	MICROSOFT CORPORATION	M	Equity
MSFU	Direxion Daily MSFT Bull 2X Shares	M	ETF
MSGE	Madison Square Garden Entertainment Corp	M	Equity
MSGS	Madison Square Garden Sports Corporation	M	Equity
MSI	MOTOROLA INC (reverse split)	M	Equity
MSM	MSC Industrial Direct Co. Inc.	M	Equity
MSOS	ADVISOR SHARES PURE US CANNABIS	M	ETF
MSOX	ADVISORSHARES MSOS 2X DAILY ETF	M	ETF
MSTR	MICROSTRATEGY, INC	M	Equity
MSTU	T-Rex 2X Long MSTR Daily Target ETF	M	ETF
MSTX	Tidal Trust II - Defiance Daily Target 1.75X Long MSTR ETF	M	ETF
MSTY	YIELDMAX MSTR OPTION INCOME STRATEGY ETF	M	ETF
MSTZ	T-Rex 2X Inverse MSTR Daily Target ETF	M	ETF
MT	ARCELORMITTAL	M	Equity
MTA	METALLA ROYALTY & STREAMING LTD.	M	Equity
MTB	M & T BANK CORP	M	Equity
MTCH	Match Group, Inc.	M	Equity
MTDR	Matador Resources Company	M	Equity
MTG	MGIC INVESTMENT CORPORATION	M	Equity
MTH	MERITAGE HOMES CORPORATION	M	Equity
MTLS	MATERIALISE NV	M	Equity
MTN	Vail Resorts, Inc.	M	Equity
MTRX	Matrix Service Company	M	Equity
MTSI	MACOM Technology Solutions Holdings, Inc.	M	Equity
MTUM	Altria Group, Inc	M	ETF
MTW	THE MANITOWOC COMPANY, INC.	M	Equity
MTZ	MASTEC INC	M	Equity
MU	MICRON TECHNOLOGY INC.	M	Equity
MUB	iShares S&P National AMT Free Municipal Bond Fund	M	ETF
MUFG	Mitsubishi UFJ Financial Group, Inc.	M	Equity
MUR	MURPHY OIL CORPORATION	M	Equity
MURA	MURAL ONCOLOGY PLC	M	Equity
MUSA	Murphy USA Inc.	M	Equity
MUX	McEwen Mining Inc.	M	Equity
MVIS	Microvision, Inc.	M	Equity
MVO	MV Oil Trust	M	Equity
MVST	Microvast Holdings, Inc. (MVST)	M	Equity
MWA	Mueller Water Products, Inc.	M	Equity
MX	MagnaChip Semiconductor Corp.	M	Equity
MXL	Maxlinear, Inc.	M	Equity
MYGN	MYRIAD GENETICS INC	M	Equity
MYO	MYOMO, INC.	M	Equity
MYPS	PLAYSTUDIOS, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
NABL	N-ABLE, INC	M	Equity
NAGE	Niagen Bioscience, Inc.	M	Equity
NAIL	Direxion Daily Homebuilders & Supplies Bull 3X Shares	M	ETF
NAK	Northern Dynasty Minerals Ltd.	M	Equity
NAMS	NEWAMSTERDAM PHARMA COMPANY N.V.	M	Equity
NANC	UNUSUAL WHALES SUBVERSIVE DEMOCRATIC TRADING ETF	M	ETF
NAT	Nordic American Tankers Ltd	M	Equity
NATL	NCR ATLEOS, LLC	M	Equity
NAUT	Nautilus Biotechnology, Inc.	M	Equity
NAVI	NAVIENT CORPORATION	M	Equity
NB	NIOCORP DEVELOPMENTS LTD.	M	Equity
NBIS	Nebius Group N.V.	M	Equity
NBIX	NEUROCRINE BIOSCIENCES	M	Equity
NBR	NABORS INDUSTRIES LTD.	M	Equity
NCLH	NORWEGIAN CRUISE LINE HOLDINGS LTD.	M	Equity
NCMI	National Cinenedia Inc	M	Equity
NCNO	nCino, Inc	M	Equity
NDAQ	Nasdaq OMX Group	M	Equity
NDLS	NOODLES & COMPANY	M	Equity
NDSN	Nordson Corporation	M	Equity
NE	NOBLE CORPORATION	M	Equity
NEE	NextEra Energy, Inc.	M	Equity
NEM	NEWMONT MINING CORPORATION	M	Equity
NEO	NeoGenomics, Inc.	M	Equity
NEOG	Neogen Corp	M	Equity
NEON	NEONODE INC.	M	Equity
NET	Cloudflare, Inc.	M	Equity
NEWP	NEW PACIFIC METALS CORP	M	Equity
NEWT	Newtek Business Services Corp	M	Equity
NEXA	NEXA RESOURCES S.A.	M	Equity
NEXT	NEXTDECADE CORP.	M	Equity
NFE	New Fortress Energy Inc	M	Equity
NFG	National Fuel Gas Company	M	Equity
NFGC	NEW FOUND GOLD	M	Equity
NFLU	T-REX 2X LONG NFLX DAILY TARGET ETF	M	ETF
NFLX	NETFLIX, INC.	M	Equity
NG	NOVAGOLD RESOURCES INC (dist)	M	Equity
NGD	NEW GOLD, INC.	M	Equity
NGG	National Grid PLC	M	Equity
NGL	NGL ENERGY PARTNERS L.P.	M	Equity
NGNE	Neurogene Inc.	M	Equity
NGS	Natural Gas Services Group	M	Equity
NI	NISOURCE, INC	M	Equity
NICE	NICE Ltd.	M	Equity
NINE	NINE ENERGY SERVICE INC	M	Equity
NIO	NIO Inc.	M	Equity
NIU	Niu Technologies	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
NKE	NIKE INC.	M	Equity
NKTR	NEKTAR THERAPEUTICS	M	Equity
NKTX	NKARTA INC	M	Equity
NLY	ANNALY CAPITAL MANAGEMENT, INC.	M	Equity
NMAX	Newsmax, Inc.	M	Equity
NMFC	New Mountain Finance Corporation	M	Equity
NMG	NOUVEAU MONDE GRAPHITE INC	M	Equity
NMIH	NMI Holdings, Inc.	M	Equity
NMM	Navios Maritime Partners LP	M	Equity
NMR	Nomura Holdings, Inc.	M	Equity
NMRA	NEUMORA THERAPEUTICS INC	M	Equity
NMRK	Newmark Group Inc	M	Equity
NMTC	NEUROONE MEDICAL TECHNOLOGIES CORPORATION	M	Equity
NN	NEXTNAV INC.	M	Equity
NNBR	NN, Inc.	M	Equity
NNDM	NANO DIMENSION LTD	M	Equity
NNE	NANO Nuclear Energy Inc.	M	Equity
NNN	National Retail Properties, Inc.	M	Equity
NNOX	NANO-X IMAGING LTD	M	Equity
NNVC	NanoViricides, Inc	M	Equity
NOAH	Noah Holdings, Ltd.	M	Equity
NOC	NORTHROP GRUMMAN CORP	M	Equity
NOG	Northern Oil and Gas Inc	M	Equity
NOK	NOKIA CORPORATION	M	Equity
NOMD	Nomad Foods Limited	M	Equity
NOTE	FISCALNOTE HOLDINGS, INC.	M	Equity
NOTV	INOTIV, INC.	M	Equity
NOV	NOV, Inc.	M	Equity
NOVA	Sunnova Energy International Inc	M	Equity
NOVT	Novanta Inc.	M	Equity
NOW	ServiceNow Inc.	M	Equity
NPO	EnPro Industries Inc	M	Equity
NPWR	NET Power Inc.	M	Equity
NRDS	NERDWALLET, INC	M	Equity
NRDY	Nerdy Inc.	M	Equity
NRG	NRG ENERGY, INC.	M	Equity
NRGV	Energy Vault Holdings, Inc	M	Equity
NRIX	NURIX THERAPEUTICS, INC.	M	Equity
NRP	Natural Resource Partners L.P.	M	Equity
NRXP	NRX PHARMACEUTICALS, INC	M	Equity
NSA	National Storage Affiliates	M	Equity
NSC	NORFOLK SOUTHERN CORPORATION	M	Equity
NSP	Insperity, Inc.	M	Equity
NSSC	Napco Security Technologies, Inc.	M	Equity
NTAP	NETAPP, INC.	M	Equity
NTCT	NetScout Systems, Inc.	M	Equity
NTES	NETEASE, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
NTGR	NETGEAR INC	M	Equity
NTLA	Intellia Therapeutics Inc.	M	Equity
NTNX	Nutanix, Inc.	M	Equity
NTR	Nutrien Ltd.	M	Equity
NTRA	Natera, Inc	M	Equity
NTRS	NORTHERN TRUST CORPORATIO	M	Equity
NTWK	NetSol Technologies, Inc.	M	Equity
NU	NU HOLDINGS LTD.	M	Equity
NUE	NUCOR CORPORATION	M	Equity
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHRS	M	ETF
NUS	NU SKIN ENTERPRISES INC.	M	Equity
NUVB	NUVATION BIO INC COM CL A	M	Equity
NUVL	NUVALENT, INC.	M	Equity
NVAX	NOVAVAX, INC	M	Equity
NVCR	NovoCure Limited	M	Equity
NVCT	NUVECTIS PHARMA, INC.	M	Equity
NVD	GraniteShares ETF Trust 2x Short NVDA Daily ETF	M	ETF
NVDA	NVIDIA CORPORATION	M	Equity
NVDL	GRANITESHARES 1.5X LONG NVDA DAILY ETF	M	ETF
NVDQ	T-REX 2X INVERSE NVIDIA DAILY TARGET	M	ETF
NVDS	AXS 1.25X NVDA BEAR DAILY ETF	M	ETF
NVDU	DIREXION DAILY NVDA BULL 1.5X SHARES	M	ETF
NVDX	T-REX 2X LONG NVIDIA DAILY	M	ETF
NVDY	YIELDMAX NVDA OPTION INCOME STRATEGY ETF	M	ETF
NVEE	NV5 Global Inc.	M	Equity
NVGS	NAVIGATOR HOLDINGS LTD.	M	Equity
NVMI	Nova Measuring Instruments Ltd.	M	Equity
NVNO	enVVeno Medical Corporation	M	Equity
NVO	Novo Nordisk	M	Equity
NVRI	Enviri Corporation	M	Equity
NVS	Novartis AG	M	Equity
NVST	Envista Holdings Corp	M	Equity
NVT	nVent Electric plc	M	Equity
NVTS	NAVITAS SEMICONDUCTOR CORPORATION	M	Equity
NWBI	Northwest Bancshares Inc	M	Equity
NWG	NatWest Group plc	M	Equity
NWL	NEWELL RUBBERMAID, INC.	M	Equity
NWSA	NEWS CORPORATION	M	Equity
NX	Quanex Building Products Corporation	M	Equity
NXE	NEXGEN ENERGY LTNEXGEN ENERGY LTD.D.	M	Equity
NXPI	NXP Semiconductors NV	M	Equity
NXST	NEXSTAR BROADCASTING GROUP, INC.	M	Equity
NXT	NEXTRACKER INC.	M	Equity
NYMT	New York Mortgage Trust, Inc.	M	Equity
NYT	NEW YORK TIMES COMPANY	M	Equity
O	Realty Income Corporation	M	Equity
OABI	OMNIAB, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
OB	OUTOUTBRAIN INCBRAIN INC	M	Equity
OBDC	Blue Owl Capital Corporation	M	Equity
OBE	OBSIDIAN ENERGY LTD	M	Equity
OC	OWENS CORNING INC.	M	Equity
OCFT	ONECONNECT FINANCIAL TECHNOLOGY CO LTD	M	Equity
OCGN	OCUGEN INC	M	Equity
OCSL	Oaktree Specialty Lending Corporation	M	Equity
OCUL	Ocular Therapeutix, Inc.	M	Equity
ODD	ODDITY TECH LTD	M	Equity
ODFL	Old Dominion Freight Line (150 shares)	M	Equity
ODP	The ODP Corporation	M	Equity
ODV	OSISKO DEVELOPMENT CORP	M	Equity
OEC	Orion Engineered Carbons S.A.	M	Equity
OEF	ISHARES S&P 100 ETF	M	ETF
OGE	OGE ENERGY CORP.	M	Equity
OGI	OrganiGram Holdings Inc	M	Equity
OGN	ORGANON & CO.	M	Equity
OHI	OMEGA Healthcare Investors, Inc.	M	Equity
OI	OWENS-ILLINOIS INC.	M	Equity
OIH	MARKET VECTORS OIL SERVICES ETF	M	ETF
OII	OCEANEERING INTERNATIONAL, INC	M	Equity
OIS	Oil States International, Inc.	M	Equity
OKE	ONEOK, INC.	M	Equity
OKLO	Oklo Inc.	M	Equity
OKTA	Okta, Inc.	M	Equity
OLED	CAMBRIDGE DISPLAY TECHNOLOGY INC.	M	Equity
OLLI	Ollie's Bargain Outlet Holdings, Inc.	M	Equity
OLMA	Aurora Innovation, Inc.	M	Equity
OLN	OLIN CORP.	M	Equity
OLO	OLO, INC.	M	Equity
OLPX	OLAPLEX HOLDINGS INC	M	Equity
OMAB	GRUPO AEROPORTUARIO DEL CENTRO NORTE SAB DE CV	M	Equity
OMC	OMNICOM GROUP	M	Equity
OMCL	OMNICELL, INC	M	Equity
OMER	Omeros Corporation	M	Equity
OMEX	Odyssey Marine Exploration Inc.	M	Equity
OMF	OneMain Holdings, Inc.	M	Equity
OMI	OWENS & MINOR, INC	M	Equity
ON	ON Semiconductor Corporation	M	Equity
ONB	Old National Bancorp	M	Equity
ONC	BeiGene, Ltd.	M	Equity
ONDS	ONDAS HOLDINGS, INC.	M	Equity
ONEQ	FIDELITY NASDAQ COMPOSITE INDEX ETF	M	ETF
ONEW	ONEWATER MARINE INC	M	Equity
ONL	ORION OFFICE REIT INC	M	Equity
ONON	ON HOLDING AG	M	Equity
ONTF	ON24, INC	M	Equity

MIAX Options Securities List as of 6/2/2025			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
ONTO	Onto Innovation Inc.	M	Equity
OPAD	Offerpad Solutions Inc.	M	Equity
OPCH	Option Care Health, Inc	M	Equity
OPEN	Opendoor Technologies Inc.	M	Equity
OPFI	OppFi Inc.	M	Equity
OPI	(New) Office Properties Income Trust	M	Equity
OPK	OPKO HEALTH, INC.	M	Equity
OPRA	Opera Limited	M	Equity
OPRT	OPORTUN FINANCIAL CORP.	M	Equity
OPRX	OptimizeRx Corporation	M	Equity
OPTT	OCEAN POWER TECHNOLOGIES, INC.	M	Equity
OPY	Oppenheimer Holdings Inc.	M	Equity
OR	Osisko Gold Royalties Ltd	M	Equity
ORA	Ormat Technologies, Inc.	M	Equity
ORC	Orchid Island Capital, Inc.	M	Equity
ORCL	ORACLE CORPORATION	M	Equity
ORGN	Origin Materials, Inc.	M	Equity
ORGO	ORGANOGENESIS HOLDINGS, INC.	M	Equity
ORI	Old Republic International Corporation	M	Equity
ORIC	ORIC PHARMACEUTICALS INC	M	Equity
ORLA	ORLA MINING LTD	M	Equity
ORLY	O'REILLY AUTOMOTIVE INC.	M	Equity
ORMP	Oramed Pharmaceuticals Inc.	M	Equity
ORN	Orion Marine Group, Inc.	M	Equity
OS	ONESTREAM, INC.	M	Equity
OSCR	OSCAR HEALTH INC.	M	Equity
OSIS	OSI Systems Inc.	M	Equity
OSK	Oshkosh Corporation	M	Equity
OSPN	OneSpan Inc.	M	Equity
OSS	ONE STOP SYSTEMS, INC.	M	Equity
OSUR	ORASURE TECHNOLOGIES INC	M	Equity
OSW	OneSpaWorld Holdings Limited	M	Equity
OTEX	OPEN TEXT CORPORATION	M	Equity
OTIS	Otis Worldwide Corporation	M	Equity
OTLK	OUTLOOK THERAPEUTICS, INC.	M	Equity
OTLY	OATLY GROUP AB	M	Equity
OUST	Ouster, Inc	M	Equity
OUT	OUTFRONT MEDIA INC.	M	Equity
OVID	Ovid Therapeutics Inc.	M	Equity
OVV	Ovintiv Inc.	M	Equity
OWL	Blue Owl Capital Inc.	M	Equity
OXM	Oxford Industries, Inc	M	Equity
OXSQ	Oxford Square Capital Corporation	M	Equity
OXY	OCCIDENTAL PETROLEUM CORPORATION	M	Equity
OZK	Bank OZK	M	Equity
PAA	PLAINS ALL AMERICAN PIPELINE, LP	M	Equity
PAAS	PAN AMERICAN SILVER CORPORATION	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
PACB	Pacific Biosciences of California Inc	M	Equity
PACK	RANPAK HOLDINGS CORP	M	Equity
PACS	PACS Group, Inc.	M	Equity
PAG	Penske Automotive Group Inc	M	Equity
PAGP	PLAINS GP HOLDINGS, L.P.	M	Equity
PAGS	PagSeguro Digital Ltd.	M	Equity
PAM	Pampa Energía S.A.	M	Equity
PANL	PANGAEA LOGISTICS SOLUTIONS LTD.	M	Equity
PANW	Palo Alto Networks Inc	M	Equity
PAR	PAR Technology Corporation	M	Equity
PARA	Paramount Global Class B	M	Equity
PARR	Par Pacific Holdings, Inc.	M	Equity
PASG	Passage Bio, Inc.	M	Equity
PATH	UIPATH INC	M	Equity
PATK	Patrick Industries, Inc.	M	Equity
PAVE	Global X U.S. Infrastructure Development ETF	M	ETF
PAVM	PAVMED INC	M	Equity
PAX	PATRIA INVESTMENT LTD	M	Equity
PAY	PAYMENTUS HOLDINGS, INC	M	Equity
PAYC	Paycom Software, Inc.	M	Equity
PAYO	Payoneer Global Inc.	M	Equity
PAYS	PaySign, Inc.	M	Equity
PAYX	PAYCHEX, INC	M	Equity
PBA	Pembina Pipeline Corporation	M	Equity
PBF	PBF ENERGYINC.	M	Equity
PBI	PITNEY BOWES INC.	M	Equity
PBPB	POTBELLY CORPORATION	M	Equity
PBR	PETROLEO BRASILEIRO PETROBRAS SA	M	Equity
PBT	PERMIAN BASIN ROYALTY TRUST	M	Equity
PBYI	PUMA BIOTECHNOLOGY, INC.	M	Equity
PCAR	PACCAR INC.	M	Equity
PCG	PG & E CORP	M	Equity
PCH	PotlatchDeltic Corporation	M	Equity
PCOR	PROCORE TECH.	M	Equity
PCRX	Pacira Pharmaceuticals, Inc./DE	M	Equity
PCT	PURECYCLE TECHNOLOGIES INC	M	Equity
PCTY	Paylocity Holding Corporation	M	Equity
PCVX	VAXCYTE, INC.	M	Equity
PD	PagerDuty, Inc.	M	Equity
PDBC	INVESCO OPTIMUM YIELD DIVER STARTEGY NO K-1 ETF	M	ETF
PDD	Pinduoduo Inc.	M	Equity
PDS	Precision Drilling Corporation	M	Equity
PDSB	PDS BIOTECHNOLOGY CORP.	M	Equity
PDYN	PALLADYNE AI CORP.	M	Equity
PEB	Pebblebrook Hotel Trust	M	Equity
PEG	PUBLIC SERVICE ENT GROUP INC	M	Equity
PEGA	Pegasystems, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
PEN	Penumbra, Inc	M	Equity
PENG	Penguin Solutions, Inc.	M	Equity
PENN	PENN NATIONAL GAMING INC	M	Equity
PEP	PEPSICO, INC.	M	Equity
PERI	Perion Network Ltd.	M	Equity
PESI	Perma-Fix Environmental Services, Inc.	M	Equity
PETS	PETMED EXPRESS, INC.	M	Equity
PEY	Invesco High Yield Equity Dividend Achievers ETF	M	ETF
PFE	PFIZER INC.	M	Equity
PFF	iShares US Preferred Stock	M	ETF
PFFD	GLOBAL X U.S. PREFERRED ETF	M	ETF
PFG	PRINCIPAL FINANCIAL GROUP, INC.	M	Equity
PFGC	Performance Food Group Company	M	Equity
PFLT	Pennantpark Floating Rate Capital Ltd	M	Equity
PFSI	PennyMac Financial Services, Inc.	M	Equity
PG	PROCTER & GAMBLE COMPANY	M	Equity
PGEN	Precigen, Inc.	M	Equity
PGF	PowerShares Financial Preferred ETF	M	ETF
PGJ	PowerShares Golden Dragon China Portfolio	M	ETF
PGNY	Progyny Inc	M	Equity
PGR	PROGRESSIVE CORPORATION	M	Equity
PGY	PAGAYA TECHNOLOGIES LTD	M	Equity
PH	PARKER-HANNIFIN CORP	M	Equity
PHAT	PHATHOM PHARMACEUTICALS, INC.	M	Equity
PHG	Koninklijke Philips N.V	M	Equity
PHIN	PHINIA INC.	M	Equity
PHM	PULTEGROUP, INC.	M	Equity
PHR	PHREESIA, INC.	M	Equity
PHUN	PHUNWARE, INC.	M	Equity
PI	Impinj, Inc.	M	Equity
PICK	iShares MSCI Global Metals & Mining Producers ETF	M	ETF
PII	POLARIS INDUSTRIES, INC.	M	Equity
PINC	Premier Inc	M	Equity
PINS	Pinterest, Inc.	M	Equity
PIPR	Piper Sandler Companies	M	Equity
PJT	PJT Partners Inc.	M	Equity
PK	Park Hotels & Resorts Inc.	M	Equity
PKE	Park Aerospace Corp.	M	Equity
PKG	PACKAGING CORP OF AMERICA	M	Equity
PKX	POSCO	M	Equity
PL	Planet Labs PBC	M	Equity
PLAB	Photronics Inc.	M	Equity
PLAY	Dave & Buster's Entertainment, Inc.	M	Equity
PLBY	PLBY GROUP, INC.	M	Equity
PLCE	CHILDREN'S PLACE RETAIL	M	Equity
PLD	PROLOGIS INC.	M	Equity
PLG	PLATINUM GROUP METALS LTD.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
PLL	PIEDMONT LITHIUM LTD	M	Equity
PLMR	Palomar Holdings, Inc	M	Equity
PLNT	Planet Fitness, Inc.	M	Equity
PLRX	PLIANT THERAPEUTICS, INC.	M	Equity
PLSE	Pulse Biosciences, Inc.	M	Equity
PLTK	PLAYTIKA HOLDING CORP.	M	Equity
PLTR	Palantir Technologies Inc.	M	Equity
PLTY	YIELDMAX PLTR OPTION INCOME STRATEGY ETF	M	ETF
PLUG	PLUG POWER INC	M	Equity
PLX	Protalix BioTherapeutics Inc.	M	Equity
PLYA	Playa Hotels & Resorts N.V.	M	Equity
PM	PHILIP MORRIS INTERNATIONAL, INC.	M	Equity
PMT	Pennymac Mortgage Investment Trust	M	Equity
PNC	PNC FINANCIAL SERVICES GROUP INC.	M	Equity
PNFP	Pinnacle Financial Partners, Inc.	M	Equity
PNNT	PennantPark Investment Corp	M	Equity
PNR	Pentair plc	M	Equity
PNW	Pinnacle West Capital Corporation	M	Equity
PODD	Insulet Corporation	M	Equity
POET	POET Technologies Inc.	M	Equity
PONY	PONY AI INC.	M	Equity
POOL	Pool Corporation	M	Equity
POR	PORTLAND GENERAL ELECTRIC COMPANY	M	Equity
POST	Post Holdings, Inc.	M	Equity
POWI	Power Integrations Inc	M	Equity
POWL	POWELL INDUSTRIES, INC.	M	Equity
POWW	AMMO INC	M	Equity
PPA	INVESCO AEROSPACE & DEFENSE ETF	M	ETF
PPC	PILGRIMS PRIDE CORP	M	Equity
PPG	PPG INDUSTRIES INC.	M	Equity
PPH	Market Vectors Pharmaceutical ETF	M	ETF
PPL	PPL CORPORATION	M	Equity
PPTA	PERPETUA RESOURCES CORP.	M	Equity
PR	Permian Resources Corporation	M	Equity
PRA	ProAssurance Corporation	M	Equity
PRAA	PRA GROUP, INC.	M	Equity
PRAX	PRAXIS PRECISION MEDICINES, INC.	M	Equity
PRCH	PORCH GROUP, INC.	M	Equity
PRCT	PROCEPT BIOROBOTICS CORP.	M	Equity
PRDO	Perdoceo Education Corporation	M	Equity
PRG	PROG Holdings, Inc.	M	Equity
PRGO	PERRIGO COMPANY	M	Equity
PRGS	Progress Software Corporation	M	Equity
PRIM	Primoris Services Corporation	M	Equity
PRKS	o United Parks & Resorts Inc.	M	Equity
PRLB	Proto Labs Inc	M	Equity
PRLD	PRELUDE THERAPEUTICS, INC.	M	Equity

MIAX Options Securities List as of 6/2/2025			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
PRM	PERIMETER SOLUTIONS SA	M	Equity
PRMB	Primo Brands Corporation	M	Equity
PRME	PRIME MEDICINE, INC.	M	Equity
PRO	Pros Holdings Inc	M	Equity
PROK	PROKIDNEY CORP. CLASS A	M	Equity
PROP	PRAIRIE OPERATING CO.	M	Equity
PRPH	PROPHASE LABS, INC	M	Equity
PRPL	Purple Innovation, Inc.	M	Equity
PRQR	Proqr Therapeutics N.V.	M	Equity
PRTA	PROTHENA CORPORATION PLC	M	Equity
PRTS	CarParts.com, Inc	M	Equity
PRU	PRUDENTIAL FINANCIAL, INC.	M	Equity
PRVA	PRIVIA HEALTH GROUP INC	M	Equity
PSA	Public Storage	M	Equity
PSEC	Prospect Captial Corporation	M	Equity
PSFE	Paysafe Limited	M	Equity
PSMT	PriceSmart, Inc.	M	Equity
PSN	Parsons Corporation	M	Equity
PSNL	PERSONALIS, INC.	M	Equity
PSNY	Polestar Automotive Holding UK PLC	M	Equity
PSQ	ProShares Short QQQ	M	ETF
PSQH	PSQ Holdings, Inc. (PSQH)	M	Equity
PSTG	Pure Storage, Inc.	M	Equity
PSTL	POSTAL REALTY TRUST INC CL A	M	Equity
PSX	PHILLIPS 66	M	Equity
PTC	PTC Inc.	M	Equity
PTCT	PTC Therapeutics, Inc.	M	Equity
PTEN	PATTERSON-UTI ENERGY INC.	M	Equity
PTF	Invesco Dorsey Wright Technology Momentum ETF	M	ETF
PTGX	PROTAGONIST THERAPEUTICS, INC.	M	Equity
PTIR	GraniteShares 2x Long PLTR Daily ETF	M	ETF
PTLO	PORTILLOS INC	M	Equity
PTON	Peloton Interactive, Inc.	M	Equity
PUBM	PUBMATIC INC	M	Equity
PUMP	ProPetro Holding Corp.	M	Equity
PVBC	PROVIDENT BANCORP INC	M	Equity
PVH	PVH Corp.	M	Equity
PVL	Permianville Royalty Trust	M	Equity
PWR	QUANTA SERVICES, INC.	M	Equity
PX	P10, INC.	M	Equity
PXLW	PIXELWORKS, INC.	M	Equity
PYPL	PayPal Holdings, Inc.	M	Equity
PYXS	PYXIS ONCOLOGY, INC.	M	Equity
PZZA	Papa John's International, Inc.	M	Equity
QBTS	D-WAVE QUANTUM INC.	M	Equity
QCOM	QUALCOMM INCORPORATED	M	Equity
QD	Qudian, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
QDEL	QUIDEL CORPORATION	M	Equity
QDTE	Roundhill Innovation-100 0DTE Covered Call Strategy ETF	M	ETF
QFIN	360 DIGITECH, INC.	M	Equity
QGEN	QIAGEN N V	M	Equity
QID	PROSHARES ULTRASHORT QQQ	M	ETF
QIPT	QUIPT HOME MEDICAL CORP	M	Equity
QLD	PROSHARES ULTRA QQQ	M	ETF
QLYS	QUALYS, INC.	M	Equity
QNCX	Quince Therapeutics, Inc	M	Equity
QNST	Quinstreet, Inc.	M	Equity
QQQ	INVESCO QQQ Trust	M	ETF
QQQE	Direxion NASDAQ-100 Equal Weighted Index Shares	M	ETF
QQQJ	INVESCO NASDAQ NEXT GEN 100 ETF	M	Equity
QQQM	INVESCO NASDAQ 100 ETF	M	ETF
QQQY	DEFIANCE NASDAQ 100 ENHANCED OPTIONS INCOME ETF	M	ETF
QRHC	QUEST RESOURCE HOLDING CORPORATION	M	Equity
QRVO	Qorvo, Inc.	M	Equity
QS	QuantumScape Corporation	M	Equity
QSI	Quantum-Si Incorporated	M	Equity
QSR	Restaurant Brands International Inc.	M	Equity
QTRX	QUANTERIX CORPORATION	M	Equity
QTTB	Q32 BIO INC.	M	Equity
QTUM	DEFIANCE QUANTUM ETF	M	ETF
QTWO	Q2 Holdings, Inc.	M	Equity
QUAD	Quad/Graphics, Inc.	M	Equity
QUAL	iShares MSCI USA Quality Factor ETF	M	ETF
QUBT	QUANTUM COMPUTING INC.	M	Equity
QUIK	QuickLogic Corporation	M	Equity
QURE	uniQure N.V.	M	Equity
QVCGA	QVC Group, Inc.	M	Equity
QXO	QXO, INC.	M	Equity
QYLD	GLOBAL X NASDAQ 100 COVERED CALL ETF	M	ETF
R	RYDER SYSTEMS INC.	M	Equity
RACE	Ferrari N.V.	M	Equity
RAIL	Freight Car America Inc	M	Equity
RAMP	LiveRamp Holdings, Inc.	M	Equity
RANI	RANI THERAPEUTICS HOLDINGS, INC.	M	Equity
RAPT	RAPT THERAPEUTICS, INC.	M	Equity
RARE	Ultragenyx Pharmaceutical Inc.	M	Equity
RBA	Ritchie Bros. Auctioneers Incorporated	M	Equity
RBBN	Ribbon Communications Inc	M	Equity
RBLX	Roblox Corporation	M	Equity
RBRK	Rubrik, Inc.	M	Equity
RC	Ready Capital Corporation	M	Equity
RCAT	RED CAT HOLDINGS, INC.	M	Equity
RCEL	Avita Therapeutics, Inc.	M	Equity
RCI	Rogers Communication, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
RCKT	Rocket Pharmaceuticals, Inc.	M	Equity
RCL	ROYAL CARIBBEAN CRUISES LTD.	M	Equity
RCUS	Arcus Biosciences, Inc.	M	Equity
RDDT	Reddit, Inc.	M	Equity
RDFN	Redfin Corporation	M	Equity
RDI	Reading International Inc	M	Equity
RDN	RADIAN GROUP INC.	M	Equity
RDNT	RadNet, Inc.	M	Equity
RDUS	Radius Recycling, Inc.	M	Equity
RDW	Redwire Corporation	M	Equity
RDWR	RADWARE LTD.	M	Equity
RDY	Dr. Reddy's Laboratories Limited	M	Equity
REAL	RealReal Inc	M	Equity
REAX	REAL BROKERAGE INC.	M	Equity
REE	REE Automotive Ltd.	M	Equity
REFR	Research Frontiers Inc.	M	Equity
REG	REGENCY CENTERS CORP	M	Equity
REGN	REGENERON PHARMACEUTICALS	M	Equity
REI	Ring Energy, Inc.	M	Equity
REK	ProShares Short Real Estate	M	ETF
REKR	REKOR SYSTEMS, INC.	M	Equity
RELL	Richardson Electronics Ltd	M	Equity
RELY	REMITLY GLOBAL, INC	M	Equity
REM	ISHARES MORTGAGE REAL ESTATE ETF	M	ETF
REMX	Market Vectors Rare Earth/Strategic Metals ETF	M	ETF
RENB	Renovaro Biosciences Inc.	M	Equity
REPL	REPLIMUNE GROUP, INC.	M	Equity
RES	RPC INC	M	Equity
RETL	Direxion Daily Retail Bull 3X Shares	M	ETF
REVG	REV Group, Inc.	M	Equity
REX	REX AMERICAN RESOURCES CORP	M	Equity
REXR	Rexford Industrial Realty, Inc.	M	Equity
REYN	REYNOLDS CONSUMER PRODUCTS	M	Equity
REZI	Resideo Technologies Inc	M	Equity
RF	REGIONS FINANCIAL CORPORATION	M	Equity
RFIL	RF Industries, Ltd.	M	Equity
RGA	Reinsurance Group of America Inc	M	Equity
RGEN	Repligen Corporation	M	Equity
RGLD	ROYAL GOLD, INC.	M	Equity
RGLS	REGULUS THERAPEUTICS INC.	M	Equity
RGNX	REGENXBIO Inc.	M	Equity
RGP	Resources Connection, Inc.	M	Equity
RGR	STURM, RUGER & COMPANY INC.	M	Equity
RGTI	Rigetti Computing, Inc	M	Equity
RH	RESTORATION HARDWARE HOLDINGS, INC	M	Equity
RHI	ROBERT HALF INTERNATIONAL	M	Equity
RHP	Ryman Hospitality Properties, Inc.(Stk Div)	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
RICK	RCI HOSPITALITY HOLDINGS, INC.	M	Equity
RIG	TRANSOCEAN LTD.	M	Equity
RIGL	Rigel Pharmaceuticals, Inc.	M	Equity
RILY	B Riley Financial Inc	M	Equity
RIO	RIO TINTO PLC	M	Equity
RIOT	Riot Blockchain, Inc.	M	Equity
RITM	Rithm Capital Corporation	M	Equity
RIVN	Rivian Automotive, Inc.	M	Equity
RJF	RAYMOND JAMES FINANCIAL INC	M	Equity
RKLB	Rocket Lab Corporation	M	Equity
RKT	Rocket Companies, Inc.	M	Equity
RL	RALPH LAUREN CORPORATION	M	Equity
RLAY	RELAY THERAPEUTICS INC	M	Equity
RLGT	Radiant Logistics, Inc.	M	Equity
RLI	RLI Corporation	M	Equity
RLMD	RELMADA THERAPEUTICS INC	M	Equity
RLX	RLX TECHNOLOGY INC	M	Equity
RMBL	RUMBLEON, INC.	M	Equity
RMBS	RAMBUS INC	M	Equity
RMD	RESMED, INC.	M	Equity
RMNI	RIMINI STREET, INC.	M	Equity
RMTI	Rockwell Medical, Inc.	M	Equity
RNA	AVIDITY BIOSCIENCES INC	M	Equity
RNG	RINGCENTRAL, INC.	M	Equity
RNR	RENAISSANCERE HOLDINGS LTD.	M	Equity
RNW	ReNew Energy Global plc	M	Equity
ROAD	CONSTRUCTION PARTNERS, INC	M	Equity
ROBN	T-REX 2X LONG HOOD DAILY TARGET ETF	M	ETF
ROG	ROGERS CORPORATION	M	Equity
ROIV	ROIVANT SCIENCES LTD	M	Equity
ROK	ROCKWELL AUTOMATION	M	Equity
ROKU	Roku, Inc.	M	Equity
ROL	Rollins, Inc.	M	Equity
ROM	ProShares Ultra Technology	M	ETF
ROOT	ROOT, INC. DELAWARE	M	Equity
ROP	Roper Technologies, Inc.	M	Equity
ROST	ROSS STORES INC.	M	Equity
RPAR	RPAR RISK PARITY	M	Equity
RPAY	REPAY HOLDINGS CORP.	M	Equity
RPD	Rapid7, Inc.	M	Equity
RPM	RPM INTERNATIONAL, INC	M	Equity
RPRX	ROYALTY PHARMA PLC	M	Equity
RRC	RANGE RESOURCES CORPORATION	M	Equity
RRGB	Red Robin Gourmet Burgers, Inc.	M	Equity
RRR	Red Rock Resorts, Inc.	M	Equity
RRX	Regal Rexnord Corporation	M	Equity
RS	RELIANCE STEEL & ALUMINUM CO.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
RSG	REPUBLIC SERVICES	M	Equity
RSI	Rush Street Interactive, Inc.	M	Equity
RSKD	RISKIFIED LTD.	M	Equity
RSP	Invesco S&P 500 Equal Weight ETF	M	ETF
RTO	RENTOKIL INITIAL PLC	M	Equity
RTX	Raytheon Technologies Corporation	M	Equity
RUM	Rumble Inc.	M	Equity
RUN	Sunrun Inc.	M	Equity
RVLV	Revolve Group, Inc.	M	Equity
RVMD	REVOLUTION MEDICINES, INC.	M	Equity
RVPH	REVIVA PHARMACEUTICALS HOLDINGS, INC.	M	Equity
RVTY	Revvity, Inc.	M	Equity
RWAY	RUNWAY GROWTH FINANCE CORP.	M	Equity
RWM	ProShares Short Russell2000	M	ETF
RWT	REDWOOD TRUST, INC.	M	Equity
RXO	RXO, INC.	M	Equity
RXRX	RECURSION PHARMACEUTICALS	M	Equity
RXST	RXSIGHT, INC.	M	Equity
RXT	RACKSPACE TECHNOLOGY, INC.	M	Equity
RY	ROYAL BANK OF CANADA	M	Equity
RYAAY	Ryanair Holdings plc	M	Equity
RYAM	RAYONIER ADVANCED MATERIALS INC.	M	Equity
RYAN	RYAN SPECIALITY GROUP	M	Equity
RYLD	GLOBAL X FDS RUSSELL 2000	M	ETF
RYN	Rayonier Inc.	M	Equity
RYTM	Rhythm Pharmaceuticals, Inc	M	Equity
RZLT	REZOLUTE, INC	M	Equity
RZLV	REZOLVE AI LIMITED	M	Equity
S	SENTINELONE, INC	M	Equity
SA	SEABRIDGE GOLD INC	M	Equity
SABR	SABRE CORPORATION	M	Equity
SACH	SACHEM CAPITAL CORP.	M	Equity
SAFE	Safehold Inc	M	Equity
SAFT	Safety Insurance Group Inc.	M	Equity
SAGE	Sage Therapeutics, Inc.	M	Equity
SAH	SONIC AUTOMOTIVE,INC.	M	Equity
SAIA	Saia, Inc.	M	Equity
SAIC	Science Applications International Corporation	M	Equity
SAIL	SailPoint, Inc.	M	Equity
SAM	Boston Beer Company, Inc.	M	Equity
SAN	BANCO SANTANDER, S.A.	M	Equity
SANA	SANA BIOTECHNOLOGY INC.	M	Equity
SAND	Sandstorm Gold Ltd.	M	Equity
SANM	Sanmina Corporation	M	Equity
SAP	SAP AG	M	Equity
SARK	TUTTLE CAPITAL SHORT INNOVATION ETF	M	ETF
SARO	StandardAero, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
SATL	SATELLOGIC INC	M	Equity
SATS	EchoStar Corp	M	Equity
SAVA	Cassava Sciences Inc	M	Equity
SB	Safe Bulkers Inc.	M	Equity
SBAC	SBA COMMUNICATION CORP	M	Equity
SBGI	SINCLAIR BROADCASTING GRP	M	Equity
SBH	Sally Beauty Holdings Inc	M	Equity
SBIT	PROSHARES ULTRASHORT BITCOIN ETF	M	ETF
SBLK	Star Bulk Carriers Corporation	M	Equity
SBRA	Sabra Health Care REIT, Inc.	M	Equity
SBS	Companhia de Saneamento Basico do Estado de Sao Paulo	M	Equity
SBSW	Sibanye-Stillwater	M	Equity
SBUX	STARBUCKS CORPORATION	M	Equity
SCCO	SOUTHERN COPPER CORPORATION	M	Equity
SCHB	Schwab US Broad Market ETF	M	ETF
SCHD	Schwab US Dividend Equity ETF	M	ETF
SCHG	Schwab U.S. Large-Cap Growth ETF	M	ETF
SCHL	Scholastic Corporation	M	Equity
SCHO	SCHWAB SHORT-TERM US TREASURY ETF	M	ETF
SCHP	Schwab U.S. TIPs ETF	M	ETF
SCHW	THE CHARLES SCHWAB CORPORATION	M	Equity
SCI	SERVICE CORPORATION INTERNATIONAL	M	Equity
SCM	Stellus Capital Investment Corp	M	Equity
SCO	ProShare UltraShort DJ UBS Crude Oil	M	ETF
SCPH	SCPHARMACEUTICALS, INC.	M	Equity
SCS	STEELCASE, INC. CLASS A	M	Equity
SCSC	SCANSOURCE, INC.	M	Equity
SCVL	Shoe Carnival Inc	M	Equity
SCYX	SCYNEXIS, Inc.	M	Equity
SD	SandRidge Energy, Inc.	M	Equity
SDGR	SCHRODINGER, INC.	M	Equity
SDIV	Global X SuperDividend ETF	M	Equity
SDOW	ProShares UltraPro Short Dow30	M	ETF
SDRL	SEADRILL LIMITED	M	Equity
SDS	PROSHARES ULTRASHORT S&P500	M	ETF
SDY	SPDR S&P Dividend ETF	M	ETF
SE	Sea Limited	M	Equity
SEAT	VIVID SEATS INC	M	Equity
SEDG	SolarEdge Technologies, Inc.	M	Equity
SEE	SEALED AIR CORP	M	Equity
SEI	Solaris Energy Infrastructure, Inc.	M	Equity
SEIC	SEI INVESTMENTS CO	M	Equity
SEM	Select Medical Holdings Corporation	M	Equity
SEMR	SEMRUSH HOLDINGS, INC.	M	Equity
SENS	Senseonics Holdings Inc.	M	Equity
SERV	SERVE ROBOTICS INC.	M	Equity
SES	SES AI Corporation	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
SEZL	SEZZLE INC	M	Equity
SF	Stifel Financial Corp.	M	Equity
SFIX	Stitch Fix, Inc.	M	Equity
SFL	SHIP FINANCE INTERNATIONAL LIMITED	M	Equity
SFM	SPROUTS FARMERS MARKET, INC.	M	Equity
SG	SWEETGREEN, INC.	M	Equity
SGHC	Super Group	M	Equity
SGHT	SIGHT SCIENCES, INC.	M	Equity
SGI	Somnigroup International Inc.	M	Equity
SGML	SIGMA LITHIUM CORP	M	Equity
SGMO	Sangamo Therapeutics, Inc.	M	Equity
SGMT	SAGIMET BIOSCIENCES INC.	M	Equity
SGOL	ETFS Physical Swiss Gold Shares ETF	M	ETF
SGRY	Surgery Partners Inc.	M	Equity
SH	ProShares Short S&P 500	M	ETF
SHAK	Shake Shack Inc.	M	Equity
SHC	SOTERA HEALTH COMPANY	M	Equity
SHCO	Soho House & Co Inc.	M	Equity
SHEL	Shell plc	M	Equity
SHIP	SEANERGY MARITIME HOLDINGS CORP	M	Equity
SHLD	GLOBAL X DEFENSE TECH ETF	M	ETF
SHLS	SHOALS TECHNOLOGIES GROUP	M	Equity
SHO	Sunstone Hotel Investors, Inc.	M	Equity
SHOO	STEVEN MADDEN, LTD.	M	Equity
SHOP	Shopify Inc.	M	Equity
SHOT	SAFETY SHOT, INC.	M	Equity
SHW	THE SHERWIN-WILLIAMS COMPANY	M	Equity
SHY	Ishares Barclays 1-3 Year Treasury Bond	M	ETF
SIBN	SI-BONE, INC.	M	Equity
SID	COMPANHIA SIDERURGICAL NACIONAL ADR	M	Equity
SIEB	Siebert Financial Corp	M	Equity
SIG	SIGNET JEWELERS LIMITEDSHS	M	Equity
SIGA	SIGA Technologies Inc.	M	Equity
SII	Sprott Inc	M	Equity
SIL	Global X Silver Miners ETF	M	ETF
SILJ	ETFMG Prime Junior Silver ETF	M	ETF
SIMO	Silicon Motion Technology Corp.	M	Equity
SIRI	SIRIUS XM RADIO INC.	M	Equity
SITC	SITE Centers Corporation	M	Equity
SITM	SITIME CORP	M	Equity
SIVR	ETFS Physical Silver	M	ETF
SJM	J M SMUCKER COMPANY (THE)	M	Equity
SJNK	SPDR Barclays Short Term High Yield Bond ETF	M	ETF
SJT	San Juan Basin Royalty Trust	M	Equity
SKE	SKEENA RESOURCES LIMITED	M	Equity
SKF	ProShares UltraShort Financials	M	ETF
SKIN	The Beauty Health Company	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
SKLZ	Skillz Inc.	M	Equity
SKT	Tanger Factory Outlet Centers, Inc.	M	Equity
SKX	SKETCHERS USA INCORPORATED	M	Equity
SKY	Skyline Champion Corporation	M	Equity
SKYT	SKYWATER TECHNOLOGY INC	M	Equity
SKYW	SkyWest Inc.	M	Equity
SKYY	First Trust ISE Cloud Computing Index Fund	M	ETF
SLAB	SILICON LABORATORIES INC.	M	Equity
SLB	SCHLUMBERGER LIMITED	M	Equity
SLDB	SOLID BIOSCIENCES, INC	M	Equity
SLDP	Solid Power, Inc.	M	Equity
SLF	SUN LIFE FINANCIAL INC.	M	Equity
SLG	SL Green Realty Corp.	M	Equity
SLGN	Silgan Holdings Inc.	M	Equity
SLI	STANDARD LITHIUM LTD.	M	Equity
SLM	SLM CORP	M	Equity
SLNO	SOLENO THERAPEUTICS INC	M	Equity
SLP	Simulations Plus, Inc	M	Equity
SLQT	SELECTQUOTE, INC.	M	Equity
SLS	SELLAS LIFE SCIENCES GROUP, INC.	M	Equity
SLV	ISHARES SILVER TRUST	M	ETF
SLVM	SYLVAMO CORPORATION	M	Equity
SM	SM Energy Company	M	Equity
SMCI	SUPER MICRO COMPUTER INC	M	Equity
SMCX	Defiance Daily Target 2X Long SMCI ETF	M	ETF
SMCY	YIELDMAX SMCI OPTION INCOME STRATEGY ETF	M	ETF
SMFG	SUMITOMO MITSUI FINANCIAL GROUP, INC.	M	Equity
SMG	The Scotts Miracle-Gro Company	M	Equity
SMH	MARKET VECTORS SEMICONDUCTOR ETF	M	ETF
SMHI	SEACOR MARINE HOLDINGS INC	M	Equity
SMLR	SEMLER SCIENTIFIC, INC.	M	Equity
SMMT	Summit Therapeutics Inc.	M	Equity
SMPL	Simply Good Foods Co	M	Equity
SMR	NuScale Power Corporation	M	Equity
SMRT	SmartRent, Inc.	M	Equity
SMSI	Smith Micro Software, Inc.	M	Equity
SMST	Tidal Trust II Defiance Daily Target 2x Short MSTR	M	ETF
SMTC	SEMTECH CORPORATION	M	Equity
SMWB	SIMILARWEB LTD.SIMILARWEB LTD.	M	Equity
SN	SHARKNINJA INC	M	Equity
SNA	SNAP-ON INCORPORATED	M	Equity
SNAP	Snap, Inc	M	Equity
SNBR	Sleep Number Corporation	M	Equity
SNCR	Synchronoss Technologies, Inc.	M	Equity
SNCY	SUN COUNTRY AIRLINES HOLDINGS, INC.	M	Equity
SND	Smart Sand, Inc.	M	Equity
SNDK	SANDISK CORPORATION	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
SNDL	SNDL Inc	M	Equity
SNDR	Schneider National, Inc	M	Equity
SNDX	Syndax Pharmaceuticals, Inc	M	Equity
SNOW	Snowflake Inc.	M	Equity
SNPS	Synopsys Inc.	M	Equity
SNV	SYNOVUS FINANCIAL CORPORATION	M	Equity
SNX	Synnex Corporation	M	Equity
SNY	Sanofi	M	Equity
SO	SOUTHERN COMPANY	M	Equity
SOBO	South Bow Corporation	M	Equity
SOC	SABLE OFFSHORE CORP.	M	Equity
SOFI	SoFi Technologies, Inc.	M	Equity
SOHU	SOHU.COM INC.	M	Equity
SOL	ReneSola Ltd (ADS)	M	Equity
SOLV	SOLVENTUM CORPORATION	M	Equity
SON	Sonoco Products Co.	M	Equity
SOND	SONDER HOLDINGS INC.	M	Equity
SONO	Sonos, Inc.	M	Equity
SONY	Sony Group Corporation	M	Equity
SOUN	SOUNDHOUND AI, INC	M	Equity
SOXL	DIREXION DAILY SEMICONDUCTOR BULL 3X ETF	M	ETF
SOXS	Direxion Daily Semiconductor Bear 3X ETF	M	ETF
SOXX	iShares PHLX Semiconductor Index Fund	M	ETF
SOYB	Teucrium Soybean ETF	M	ETF
SPB	Spectrum Brands Holdings Inc.	M	Equity
SPCE	Virgin Galactic Holdings, Inc.	M	Equity
SPG	SIMON PROPERTY GROUP INC.	M	Equity
SPGI	S&P Global Inc.	M	Equity
SPH	Suburban Propane Partners, L.P.	M	Equity
SPHB	Invesco S&P 500 High Beta ETF	M	ETF
SPHD	Invesco S&P 500 High Dividend Low Volatility ETF	M	ETF
SPHR	Sphere Entertainment Co.	M	Equity
SPIR	Spire Global, Inc.	M	Equity
SPLG	SPDR Portfolio S&P 500 ETF	M	ETF
SPLV	PowerShares S&P 500 Low Volatility ETF	M	ETF
SPOT	Spotify Technology S.A.	M	Equity
SPR	Spirit Aerosystems Holdings Inc	M	Equity
SPRO	Spero Therapeutics Inc	M	Equity
SPRU	Spruce Power Holding Corporation	M	Equity
SPRY	ARS Pharmaceuticals, Inc.	M	Equity
SPSC	SPS Commerce, Inc.	M	Equity
SPSM	SPDR Portfolio S&P 600 Small Cap ETF	M	ETF
SPT	SPROUT SOCIAL INC	M	Equity
SPTL	SPDR PORTFOLIO LONG TERM TREASURY ETF	M	ETF
SPTN	Spartan Stores, Inc.	M	Equity
SPWH	Sportsman's Warehouse Holdings, Inc.	M	Equity
SPXC	SPX Corporation	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
SPXL	Direxion Daily S&P 500 Bull 3X Shares	M	ETF
SPXS	Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse	M	ETF
SPXU	PROSHARES ULTRAPRO SHORT S&P500	M	ETF
SPY	SPDR S&P 500 TRUST	M	ETF
SPYD	SPDR PORTFOLIO S&P 500 HIGH DIVIDEND	M	ETF
SPYG	SPDR PORTFOLIO S&P 500 GROWTH ETF	M	ETF
SPYI	NEOS S&P 500 HIGH INCOME ETF	M	ETF
SPYV	SPDR PORTFOLIO S&P 500 VALUE ETF	M	ETF
SQM	CHEMICAL & MINING CO. OF CHILE INC.	M	Equity
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	M	ETF
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	M	ETF
SRAD	SPORTRADAR GROUP	M	Equity
SRDX	Surmodics, Inc.	M	Equity
SRE	SEMPRA ENERGY	M	Equity
SRG	Seritage Growth Properties	M	Equity
SRI	Stoneridge, Inc.	M	Equity
SRLN	SPDR Blackstone Senior Loan ETF	M	ETF
SRPT	SAREPTA THERAPEUTICS, INC.	M	Equity
SRRK	SCHOLAR ROCK HOLDING CORP.	M	Equity
SRS	ProShares UltraShort Real Estate	M	ETF
SRTS	SENSUS HEALTHCARE, INC	M	Equity
SRTY	ProShares UltraPro Short Russell2000	M	ETF
SSB	South State Corporation	M	Equity
SSD	Simpson Manufacturing Co., Inc.	M	Equity
SSL	SASOL LTD	M	Equity
SSNC	SS&C Technologies Holdings, Inc.	M	Equity
SSO	PROSHARES ULTRA S&P500	M	ETF
SSP	The E.W. Scripps Company	M	Equity
SSRM	SSR Mining Inc.	M	Equity
SSSS	Sutter Rock Capital Corporation	M	Equity
SST	System1, Inc	M	Equity
SSTI	SoundThinking, Inc.	M	Equity
SSTK	SHUTTERSTOCK, INC.	M	Equity
SSYS	STRATASYS INC.	M	Equity
ST	Sensata Technologies Holding	M	Equity
STAA	STAAR SURGICAL COMPANY	M	Equity
STAG	STAG Industrial, Inc.	M	Equity
STE	STERIS Corp.	M	Equity
STEM	Stem, Inc.	M	Equity
STEP	STEPSTONE GROUP INC	M	Equity
STGW	Stagwell Inc.	M	Equity
STIM	NEURONETICS, INC.	M	Equity
STKL	SunOpta Inc.	M	Equity
STKS	ONE GROUP HOSPITALITY, INC.	M	Equity
STLA	Stellantis N.V.	M	Equity
STLD	STEEL DYNAMICS INC	M	Equity
STM	STMicroelectronics NV	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
STNE	StoneCo Ltd.	M	Equity
STNG	SCORPIO TANKERS, INC.	M	Equity
STOK	STOKE THERAPEUTICS, INC.	M	Equity
STR	Sitio Royalties Corporation	M	Equity
STRA	STRAYER EDUCATION, INC.	M	Equity
STRL	Sterling Construction Company Inc.	M	Equity
STRO	SUTRO BIOPHARMA, INC.	M	Equity
STT	STATE STREET CORPORATION	M	Equity
STWD	Starwood Property Trust, Inc.	M	Equity
STX	SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY	M	Equity
STXS	STEREOTAXIS, INC.	M	Equity
STZ	CONSTELLATION BRANDS INC.	M	Equity
SU	SUNCOR ENERGY INC.	M	Equity
SUI	Sun Communities, Inc.	M	Equity
SUN	SUNOCO L.P.	M	Equity
SUP	SUPERIOR INDUSTRIES INT	M	Equity
SUPN	SUPERNUS PHARMACEUTICALS, INC.	M	Equity
SUPV	GRUPO SUPERVIELLE SA	M	Equity
SURG	SURGEPAYS INC	M	Equity
SVC	Service Properties Trust	M	Equity
SVIX	-1X SHORT VIX FUTURES ETF	M	ETF
SVM	SILVERCORP METALS INC	M	Equity
SVOL	SIMPLITY ETF VOL PREM	M	ETF
SVRA	Savara Inc.	M	Equity
SVV	SAVERS VALUE VILLAGE, INC	M	Equity
SVXY	ProShares Short VIX Short-Term Futures	M	ETF
SW	Smurfit Westrock Plc	M	Equity
SWBI	Smith & Wesson Brands, Inc. (SWBI)	M	Equity
SWIM	LATHAM GROUP INC	M	Equity
SWK	Stanley Black & Decker	M	Equity
SWKS	SKYWORKS SOLUTIONS INC.	M	Equity
SWTX	SPRINGWORKS THERAPEUTICS INC	M	Equity
SXC	SunCoke Energy, Inc.	M	Equity
SY	SO-YOUNG INTERNATIONAL, INC.	M	Equity
SYF	SYNCHRONY FINANCIAL	M	Equity
SYK	STRYKER CORP	M	Equity
SYM	SYMBOTIC INC	M	Equity
SYNA	SYNAPTICS, INC.	M	Equity
SYPR	SYPRIS SOLUTIONS, INC.	M	Equity
SYRE	SPYRE THERAPEUTICS, INC.	M	Equity
SYY	SYSCO CORPORATION	M	Equity
T	AT&T, INC.	M	Equity
TAC	TRANSALTA CORP	M	Equity
TAIL	CAMBRIA TAIL RISK ETF	M	ETF
TAK	Takeda Pharmaceutical Company Limited	M	Equity
TAL	TAL International Group Inc	M	Equity
TALK	Talkspace, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
TALO	Talos Energy Inc.	M	Equity
TAN	Guggenheim Solar ETF	M	ETF
TAP	Molson Coors Brewing Co.	M	Equity
TARA	PROTARA THERAPEUTICS, INC.	M	Equity
TARK	AXS 2X INNOVATION ETF	M	ETF
TARS	TARSUS PHARMACEUTICALS, INC.	M	Equity
TASK	TASKUS, INC.	M	Equity
TBBK	Bancorp Inc/DE	M	Equity
TBCH	Turtle Beach Corporation	M	Equity
TBF	ProShares Short 20+ Year Treasury	M	ETF
TBI	TrueBlue, Inc.	M	Equity
TBLA	Taboola.com Ltd.	M	Equity
TBPH	Theravance Biopharma, Inc.	M	Equity
TBT	PROSHARES ULTRASHORT 20+ YEAR TREASURY	M	ETF
TCBI	Texas Capital Bancshares, Inc.	M	Equity
TCMD	Tactile Systems Technology I	M	Equity
TCOM	Trip.com Group Limited	M	Equity
TCPC	BlackRock TCP Capital Corp.	M	Equity
TCX	TUCOWS, INC	M	Equity
TD	TORONTO DOMINION BANK	M	Equity
TDC	Teradata Corp.	M	Equity
TDG	TransDigm Group, Inc.	M	Equity
TDOC	Teladoc, Inc.	M	Equity
TDS	TELEPHONE & DATA SYSTEMS INC.	M	Equity
TDUP	THREDUP INC	M	Equity
TDW	TIDEWATER INC.	M	Equity
TDY	Teledyne Technologies Inc	M	Equity
TE	T1 Energy Inc.	M	Equity
TEAM	Atlassian Corporation Plc	M	Equity
TECH	Bio-Techne Corporation	M	Equity
TECK	Teck Resources Limited	M	Equity
TECL	Direxion Daily Technology Bull 3X ETF	M	ETF
TECS	Direxion Daily Technology Bear 3X ETF	M	ETF
TEF	TELEFONICA S.A.	M	Equity
TEL	TE Connectivity Ltd.	M	Equity
TEM	Tempus AI, Inc	M	Equity
TEN	Tsakos Energy Navigation Limited	M	Equity
TENB	TENABLE HOLDINGS INC	M	Equity
TER	TERADYNE,INC	M	Equity
TERN	TERNS PHARMACEUTICALS, INC.	M	Equity
TEVA	TEVA PHARMACEUTICAL INDUSTRIES LIMITED	M	Equity
TEX	TEREX CORPORATION	M	Equity
TFC	Truist Financial Corporation	M	Equity
TFII	TFI INTERNATIONAL INC.	M	Equity
TFIN	Triumph Financial Inc	M	Equity
TFPM	TRIPLE FLAG PRECIOUS METALS CORP	M	Equity
TFSL	TFS Financial Corporation	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
TFX	Teleflex Incorporated	M	Equity
TG	Tredegar Corp	M	Equity
TGB	Taseko Mines Limited	M	Equity
TGI	Triumph Group, Inc.	M	Equity
TGLS	TECNOGLASS INC.	M	Equity
TGNA	TEGNA, Inc.	M	Equity
TGT	TARGET CORPORATION	M	Equity
TGTX	TG THERAPEUTICS, INC.	M	Equity
TH	TARGET HOSPITALITY CORP.	M	Equity
THC	TENET HEALTHCARE CORP (25 shrs)	M	Equity
THO	THOR INDUSTRIES INC	M	Equity
THRY	THRYV HOLDINGS, INC.	M	Equity
THS	Treehouse Foods, Inc.	M	Equity
THTX	THERATECHNOLOGIES INC.	M	Equity
TIGR	UP FINTECH HOLDINGS LIMITED	M	Equity
TIMB	TIM S.A.	M	Equity
TIP	iShares Barclays TIPS Bond Fund	M	ETF
TIPT	TIPTREE INC.	M	Equity
TITN	Titan Machinery, Inc.	M	Equity
TIXT	TELUS INTERNATIONAL CDA, INC.	M	Equity
TJX	THE TJX COMPANIES, INC.	M	Equity
TK	Teekay Corp	M	Equity
TKO	TKO Group Holdings, Inc.	M	Equity
TKR	TIMKEN COMPANY	M	Equity
TLH	iShares 10-20 Year Treasury Bond ETF	M	ETF
TLN	TALEN ENERGY CORP	M	Equity
TLPH	Talphera, Inc.	M	Equity
TLRY	Tilray, Inc.	M	Equity
TLS	TELOS CORPORATION	M	Equity
TLSA	TIZIANA LIFE SCIENCES PLC	M	Equity
TLT	ISHARES 20+ YEAR TREASURY BOND ETF	M	ETF
TLYS	Tilly's Inc.	M	Equity
TM	TOYOTA MOTOR CORP	M	Equity
TMC	TMC the metals company Inc.	M	Equity
TMCI	TREACE MEDICAL CONCEPTS, INC.	M	Equity
TMDX	TRANSMEDICS GROUP, INC.	M	Equity
TME	Tencent Music Entertainment Group	M	Equity
TMF	DIREXION DAILY 20+ YR TRSY BULL 3X ETF	M	ETF
TMHC	Taylor Morrison Home Corp	M	Equity
TMO	Thermo Fisher Scientific Inc.	M	Equity
TMQ	Trilogy Metals Inc.	M	Equity
TMUS	T-MOBILE US, INC.	M	Equity
TMV	Direxion Daily 20 Year Treasury Bear 3X Shares	M	ETF
TNA	DIREXION DAILY SMALL CAP BULL 3X SHARES	M	ETF
TNDM	Tandem Diabetes Care, Inc.	M	Equity
TNET	TRINET GROUP, INC.	M	Equity
TNK	Teekay Tankers Ltd	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
TNL	Travel + Leisure Co.	M	Equity
TNYA	TENAYA THERAPEUTICS, INC.	M	Equity
TOKE	CAMBRIA CANNABIS ETF	M	ETF
TOL	TOLL BROTHERS INC.	M	Equity
TOON	Kartoon Studios, Inc.	M	Equity
TOST	TOAST, INC	M	Equity
TOUR	TUNIU CORPORATION	M	Equity
TPB	Turning Piont Brands Inc	M	Equity
TPC	Tutor Perini Corporation	M	Equity
TPG	TPG INC	M	Equity
TPH	TRI POINTE HOMES, INC.	M	Equity
TPIC	TPI Composites Inc	M	Equity
TPL	TEXAS PACIFIC LAND CORP	M	Equity
TPR	Tapestry, Inc.	M	Equity
TPVG	TriplePoint Venture Growth BDC Corp.	M	Equity
TQQQ	ProShares Ultra Pro QQQ	M	ETF
TR	Tootsie Roll Industries Inc	M	Equity
TRAK	ReposiTrak	M	Equity
TREE	LendingTree, Inc.	M	Equity
TREX	Trex Co. Inc.	M	Equity
TRGP	Targa Resources Corp.	M	Equity
TRI	Thomson Reuters Corporation	M	Equity
TRIN	TRINITY CAPITAL, INC.	M	Equity
TRIP	TRIPADVISOR INC.	M	Equity
TRMB	TRIMBLE NAVIGATION LIMITED	M	Equity
TRMD	TORM PLC	M	Equity
TRML	TOURMALINE BIO, INC.	M	Equity
TRN	TRINITY INDUSTRIES INC.	M	Equity
TROW	T. ROWE PRICE GROUP INC.	M	Equity
TROX	Tronox Ltd.	M	Equity
TRP	TransCanada Corp.	M	Equity
TRTX	TPG RE Finance Trust, Inc.	M	Equity
TRU	TransUnion	M	Equity
TRUE	TRUECAR, INC.	M	Equity
TRUP	Trupanion, Inc.	M	Equity
TRV	THE TRAVELERS COMPANIES, INC.	M	Equity
TRVG	trivago N.V.	M	Equity
TRVI	TREVI THERAPEUTICS, INC.	M	Equity
TRX	Tanzanian Royalty Exploration	M	Equity
TS	TENARIS SA	M	Equity
TSAT	Telesat Corporation	M	Equity
TSCO	TRACTOR SUPPLY COMPANY	M	Equity
TSE	Trinseo S.A.	M	Equity
TSEM	TOWER SEMICONDUCTOR LTD.	M	Equity
TSHA	TAYSHA GENE THERAPIES, INC.	M	Equity
TSLA	TESLA MOTORS, INC.	M	Equity
TSLL	DIREXION DAILY TSLA BULL 1.5X SHARES	M	ETF

MIAX Options Securities List as of 6/2/2025			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
TSLQ	AXS TSLA BEAR DAILY ETF	M	ETF
TSLR	GraniteShares 2x Long TSLA Daily ETF	M	ETF
TSLS	DIREXDIREXION DAILY TSLA BEAR 1X SHARES	M	ETF
TSLT	T-Rex 2X Long Tesla Daily Target ETF	M	ETF
TSLX	Sixth Street Specialty Lending, Inc.	M	Equity
TSLY	YIELDMAX TSLA OPTION INCOME STRATEGY ETF	M	ETF
TSLZ	ETF OPPORTUNITIES TRUSTT-REX 2X INVERSE	M	ETF
TSM	TAIWAN SEMICONDUCTOR MFG. CO.	M	Equity
TSN	TYSON FOODS, INC.	M	Equity
TSQ	Townsquare Media, Inc.	M	Equity
TSSI	TSS INC	M	Equity
TT	Trane Technologies plc	M	Equity
TTAN	ServiceTitan, Inc.	M	Equity
TTC	THE TORO COMPANY	M	Equity
TTD	The Trade Desk, Inc.	M	Equity
TTE	TotalEnergies SE	M	Equity
TTEC	TTEC Holdings, Inc.	M	Equity
TTEK	Tetra Tech, Inc.	M	Equity
TTI	TETRA Technologies, Inc.	M	Equity
TTMI	TTM Technologies, Inc.	M	Equity
TTT	ProShares UltraPro Short 20+ Year Treasury	M	ETF
TTWO	TAKE-TWO INTERACTIVE	M	Equity
TU	Telus Corporation	M	Equity
TUA	SIMPLIFY SHORT TERM TREASURY FUTURES STRATEGY ETF	M	ETF
TUR	ISHARES MSCI TURKEY	M	ETF
TURN	180 Degree Capital Corporation	M	Equity
TUSK	Mammoth Energy Services Inc	M	Equity
TUYA	TUYA INC	M	Equity
TV	GRUPO TELEVISA, S.A.B.	M	Equity
TVTX	Travere Therapeutics, Inc	M	Equity
TW	Tradeweb Markets Inc.	M	Equity
TWI	Titan International, Inc.	M	Equity
TWLO	Twilio, Inc.	M	Equity
TWM	Proshares UltrShort Russell 2000(reverse split)	M	Equity
TWO	Two Harbors Investment Corporation	M	Equity
TWST	TWIST BIOSCIENCE CORP.	M	Equity
TX	Ternium S.A.	M	Equity
TXG	10X Genomics Inc	M	Equity
TXMD	THERAPEUTICSMD, INC	M	Equity
TXN	TEXAS INSTRUMENTS INC.	M	Equity
TXNM	TXNM Energy, Inc.	M	Equity
TXRH	Texas Roadhouse, Inc.	M	Equity
TXT	TEXTRON INC.	M	Equity
TYD	Direxion Daily 7 to 10 Year Treasury Bull 3X Shrs	M	ETF
TYL	Tyler Technologies, Inc.	M	Equity
TZA	DIREXION DAILY SMALL CAP BEAR 3X SHARES	M	ETF
U	UNITY SOFTWARE, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
UA	UNDER ARMOUR, INC.	M	Equity
UAA	Under Armour, Inc.	M	Equity
UAL	UNITED CONTINENTAL HOLDINGS, INC.	M	Equity
UAMY	US Antimony Corp.	M	Equity
UAN	CVR Partners LP	M	Equity
UBER	Uber Technologies, Inc.	M	Equity
UBRL	GRANITESHARES 2X LONG UBER DAILY ETF	M	ETF
UBS	UBS Group Ag	M	Equity
UBX	UNITY BIOTECHNOLOGY INC.	M	Equity
UCO	PROSHARES ULTRA DJ-UBS CRUDE OIL	M	ETF
UCTT	Ultra Clean Holdings, Inc.	M	Equity
UDMY	UDEMY, INC.	M	Equity
UDN	PowerShares DB US Dollar Index Bearish Fund	M	ETF
UDOW	ProShares UltraPro Dow30	M	ETF
UDR	UDR, Inc.	M	Equity
UEC	Uranium Energy Corp	M	Equity
UGA	United States Gasoline	M	ETF
UGI	UGI Corporation	M	Equity
UGL	ProShares Ultra Gold	M	ETF
UGP	Ultrapar Participacoes SA	M	Equity
UHS	UNIVERSAL HEALTH SERVICES INC	M	Equity
UIS	UNISYS CORPORATION	M	Equity
UL	Unilever PLC	M	Equity
ULCC	Frontier Group Holdings, Inc.	M	Equity
ULE	ProShares Ultra Euro	M	ETF
ULS	UL Solutions Inc.	M	Equity
ULTA	ULTA SALON COSMETICS & FRAGRANCE INC	M	Equity
ULTY	YIELDMAX ULTRA OPTION INCOME STRATEGY ETF	M	ETF
UMAC	UNUSUAL MACHINES INC	M	Equity
UMC	United Microelectronics Corporation	M	Equity
UMH	UMH Properties, Inc.	M	Equity
UNFI	UNITED NATURAL FOODS, INC.	M	Equity
UNG	UNITED STATES NATURAL GAS	M	ETF
UNH	UNITEDHEALTH GROUP INCORPORATED	M	Equity
UNIT	Uniti Group Inc.	M	Equity
UNM	Unum Group	M	Equity
UNP	UNION PACIFIC CORPORATION	M	Equity
UONE	URBAN ONE INC	M	Equity
UONEK	URBAN ONE INC	M	Equity
UP	Wheels Up Experience Inc.	M	Equity
UPBD	Upbound Group, Inc.	M	Equity
UPLD	Upland Software, Inc.	M	Equity
UPRO	ProShares Ultrapro S&P 500	M	ETF
UPS	UNITED PARCEL SERVICE, INC.	M	Equity
UPST	UPSTART HOLDINGS, INC.	M	Equity
UPWK	Upwork Inc.	M	Equity
URA	Global X Uranium ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
URBN	URBAN OUTFITTERS INC	M	Equity
URGN	Urogen Pharma Ltd	M	Equity
URI	UNITED RENTALS, INC.	M	Equity
URNJ	SPROTT JUNIOR URANIUM MINERS ETF	M	ETF
URNM	NORTHSHORE GLOBAL URANIUM MINING ETF	M	ETF
UROY	URANIUM ROYALTY CORP	M	Equity
URTY	ProShares UltraPro Russell2000	M	ETF
USAC	USA COMPRESSION PARTNERS, L.P.	M	Equity
USAR	USA RARE EARTH, INC.	M	Equity
USAU	U.S. GOLD CORP.	M	Equity
USB	U.S. BANCORP	M	Equity
USD	ProShares Ultra Semiconductors	M	ETF
USFD	US Foods Holding Corp.	M	Equity
USIO	USIO, INC.	M	Equity
USM	U.S. Cellular Corporation	M	Equity
USMV	iShares MSCI USA Minimum Volatility	M	ETF
USO	UNITED STATES OIL FUND	M	ETF
UTHR	UNITED THERAPEUTICS CORP	M	Equity
UTI	Universal Technical Institute, Inc.	M	Equity
UTZ	Utz Brands, Inc.	M	Equity
UUP	POWERSHARES DB US DOLLAR INDEX BULLISH	M	ETF
UUUU	Energy Fuels Inc.	M	Equity
UVE	UNIVERSAL INSURANCE HOLDINGS, INC.	M	Equity
UVIX	2X LONG VIX FUTURES ETF	M	ETF
UVV	UNIVERSAL CORPORATION	M	Equity
UVXY	PROSHARES ULTRA VIX SHORT-TERM FUT ETF	M	ETF
UWM	ProShares Ultra Russell2000	M	ETF
UWMC	UWM Holdings Corporation	M	Equity
UYG	ProShares Ultra Financials	M	ETF
V	VISA INC.	M	Equity
VAC	Marriott Vacations Worldwide Corp.	M	Equity
VAL	VALARIS LIMITED	M	Equity
VALE	VALE S.A.	M	Equity
VB	Vanguard Small-Cap ETF	M	ETF
VBK	Vanguard Small-Cap Growth ETF	M	Equity
VBR	Vanguard Small-Cap Value ETF	M	ETF
VBTX	Veritex Holdings Inc	M	Equity
VC	Visteon Corp.	M	Equity
VCEL	Vericel Corporation	M	Equity
VCLT	Vanguard Long-Term Corporate Bond ETF	M	ETF
VCYT	Veracyte, Inc.	M	Equity
VDE	Vanguard Energy ETF	M	ETF
VEA	Vanguard FTSE Developed Markets ETF	M	ETF
VECO	VEECO INSTRUMENTS	M	Equity
VEEV	VEEVA SYSTEMS INC.	M	Equity
VEL	VELOCITY FINANCIAL, INC	M	Equity
VERA	VERA THERAPEUTICS INC. CL A	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
VERI	Veritone, Inc.	M	Equity
VERU	Veru Inc	M	Equity
VERV	VERVE THERAPEUTICS INC	M	Equity
VERX	VERTEX, INC.	M	Equity
VET	Vermilion Energy Inc	M	Equity
VFC	VF CORPORATION	M	Equity
VFF	Village Farms International, Inc.	M	Equity
VFH	Vanguard Financials ETF	M	ETF
VFS	VINFAST AUTO LTD.	M	Equity
VG	Venture Global, Inc.	M	Equity
VGK	Vanguard FTSE Europe ETF	M	ETF
VGLT	VANGUARD LONG-TERM TREASURY ETF	M	ETF
VGT	Vanguard Information Technology ETF	M	Equity
VGZ	Vista Gold Corp.	M	Equity
VHT	Vanguard Health Care ETF	M	ETF
VIAV	Viavi Solutions Inc.	M	Equity
VICI	VICI Properties Inc.	M	Equity
VICR	Vicor Corporation	M	Equity
VIG	Vanguard Dividend Appreciation ETF	M	ETF
VIK	Viking Holdings Ltd Ordinary Shares	M	Equity
VIPS	VIPSHOP HOLDINGS LIMITED	M	Equity
VIR	Vir Biotechnology, Inc.	M	Equity
VIRC	VIRCO MFG CORP	M	Equity
VIRT	Virtu Financial, Inc.	M	Equity
VIST	VISTA OIL & GAS SAB DE CV	M	Equity
VITL	VITAL FARMS, INC.	M	Equity
VIXM	ProShares VIX Mid-Term Futures	M	ETF
VIXY	ProShares VIX Short-Term Futures ETF	M	ETF
VKTX	Viking Therapeutics, Inc.	M	Equity
VLN	VALENS SEMICONDUCTOR LTD.	M	Equity
VLO	VALERO ENERGY CORPORATION	M	Equity
VLRS	Controladora Vuela Compania de	M	Equity
VLTO	VERALTO CORP	M	Equity
VLY	VALLEY NATIONAL BANCORP	M	Equity
VMC	VULCAN MATERIALS COMPANY	M	Equity
VMEO	VIMEO, INC.	M	Equity
VMI	Valmont Industries, Inc.	M	Equity
VNDA	Vanda Pharmaceuticals, Inc.	M	Equity
VNET	21Vianet Group Inc	M	Equity
VNO	VORNADO REALTY TRUST	M	Equity
VNOM	Viper Energy Partners LP	M	Equity
VNQ	Vanguard REIT ETF	M	ETF
VNT	VONTIER CORP	M	Equity
VO	Vanguard Mid-Cap ETF	M	ETF
VOC	Voc Energy Trust	M	Equity
VOD	VODAFONE GROUP PUBLIC LIMITED COMPANY	M	Equity
VOO	Vanguard S&P 500 ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
VOR	VOR BIOPHARMA, INC.	M	Equity
VOYA	VOYA FINANCIAL INC.	M	Equity
VPG	Vishay Precision Group, Inc.	M	Equity
VPU	Vanguard Utilities Index Fund ETF	M	ETF
VRA	Vera Bradley, Inc.	M	Equity
VRAR	THE GLIMPSE GROUP INC	M	Equity
VRCA	VERRICA PHARMACEUTICALS INC.	M	Equity
VRDN	VIRIDIAN THERAPEUTICS, INC.	M	Equity
VREX	Varex Imaging Corporation	M	Equity
VRNA	VERONA PHARMA PLC	M	Equity
VRNS	Varonis Systems, Inc.	M	Equity
VRNT	Verint Systems, Inc.	M	Equity
VRRM	VERRA MOBILITY CORP.	M	Equity
VRSK	Verisk Analytics, Inc.	M	Equity
VRSN	VERISIGN, INC.	M	Equity
VRT	VERTIV HOLDINGS CO	M	Equity
VRTX	VERTEX PHARMACEUTICALS INCORPORATED	M	Equity
VSAT	ViaSat, Inc.	M	Equity
VSCO	VICTORIAS SECRET & CO	M	Equity
VSH	VISHAY INTERTECHNOLOGY	M	Equity
VST	Vistra Energy Corp.	M	Equity
VSTM	Verastem, Inc.	M	Equity
VSTS	VESTIS CORPORATION	M	Equity
VT	Vanguard Total World Stock ETF	M	ETF
VTEB	Vanguard Tax-Exempt Bond Index Fund ETF Shares	M	ETF
VTEX	VTEX	M	Equity
VTGN	VISTAGEN THERAPEUTICS, INC.	M	Equity
VTI	Vanguard Total Stock Market ETF	M	ETF
VTIP	VANGUARD SHORT-TERM INFLATION-PROTECTED SECURITIES	M	ETF
VTLE	Vital Energy, Inc.	M	Equity
VTR	Ventas, Inc.	M	Equity
VTRS	Viatris Inc.	M	Equity
VTS	VITESSE ENERGY, INC.	M	Equity
VTSI	VIRTRA,INC.	M	Equity
VTV	Vanguard Value ETF	M	ETF
VTWO	Vanguard Russell 2000 ETF	M	ETF
VTYX	VENTYX BIOSCIENCES, INC.	M	Equity
VUG	Vanguard Growth ETF	M	ETF
VUZI	Vuzix Corporation	M	Equity
VV	Vanguard Large-Cap ETF	M	ETF
VVV	Valvoline Inc.	M	Equity
VWO	Vanguard MSCI Emerging Markets ETF	M	ETF
VXRT	VAXART, INC.	M	Equity
VXUS	Vanguard Total International Stock ETF	M	ETF
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN	M	ETF
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN	M	ETF
VYGR	Voyager Therapeutics, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
VYM	Vanguard High Dividend Yield ETF	M	ETF
VYX	NCR Voyix Corporation	M	Equity
VZ	VERIZON COMMUNICATIONS INC.	M	Equity
W	Wayfair Inc.	M	Equity
WAB	Westinghouse Air Brake Technologies Corporation	M	Equity
WAL	Western Alliance Bancorp	M	Equity
WAT	WATERS CORPORATION	M	Equity
WAY	Waystar Holding Corp.	M	Equity
WB	WEIBO CORP. (ADR)	M	Equity
WBA	Walgreens Boots Alliance, Inc.,	M	Equity
WBD	Warner Bros. Discovery, Inc.	M	Equity
WBS	WEBSTER FINANCIAL CORPORATION	M	Equity
WBX	Wallbox N.V.	M	Equity
WCC	WESCO INTERNATIONAL	M	Equity
WCLD	WISDOMTREE CLOUD COMPUTING FUND	M	ETF
WCN	Waste Connections Inc.	M	Equity
WD	Walker & Dunlop, Inc.	M	Equity
WDAY	Workday, Inc.	M	Equity
WDC	WESTERN DIGITAL CORPORATION	M	Equity
WDFC	WD-40 Company	M	Equity
WDS	WOODSIDE ENERGY GROUP LTD	M	Equity
WEAT	Teucrium Wheat ETF	M	ETF
WEAV	WEAVE COMMUNICATIONS, INC.	M	Equity
WEBL	DIREXION DAILY DOW JONES INTERNET BULL 3X SHARES	M	ETF
WEC	WISCONSIN ENERGY CORP.	M	Equity
WELL	Welltower Inc.	M	Equity
WEN	The Wendy's Company	M	Equity
WERN	WERNER ENTERPRISES INC.	M	Equity
WES	Western Midstream Partners L.P.	M	Equity
WEST	Westrock Coffee Company	M	Equity
WEX	WEX Inc.	M	Equity
WFC	WELLS FARGO & COMPANY	M	Equity
WFG	WEST FRASER TIMBER CO. LTD.	M	Equity
WFRD	WEATHERFORD INTERNATIONAL PLC	M	Equity
WGMI	VALKYRIE BITCOIN MINERS ETF	M	ETF
WGO	WINNEBAGO INDUSTRIES, INC	M	Equity
WGS	GeneDx Holdings Corporation	M	Equity
WH	Wyndham Hotels & Resorts, Inc.	M	Equity
WHD	Cactus Inc	M	Equity
WHR	WHIRLPOOL CORPORATION	M	Equity
WING	Wingstop Inc.	M	Equity
WIT	WIPRO LTD.	M	Equity
WIX	WIX.COM LTD.	M	Equity
WK	Workiva Inc.	M	Equity
WKC	World Kinect Corporation	M	Equity
WLDN	WILLDAN GROUP INC	M	Equity
WLK	Westlake Chemical Corp	M	Equity

MIAX Options Securities List as of 6/2/2025			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
WLKP	Westlake Chemical Partners LP	M	Equity
WLY	John Wiley & Sons, Inc.	M	Equity
WM	WASTE MANAGEMENT, INC.	M	Equity
WMB	WILLIAMS COMPANIES, INC.	M	Equity
WMG	Warner Music Group Corp.	M	Equity
WMS	Advanced Drainage Systems, Inc.	M	Equity
WMT	WAL-MART INC.	M	Equity
WNC	WABASH NATIONAL CORP.	M	Equity
WNS	WNS Holdings Ltd	M	Equity
WOLF	Wolfspeed, Inc.	M	Equity
WOOF	PETCO HEALTH AND WELLNESS COMPANY, INC.	M	Equity
WOR	WORTHINGTON INDUSTRIES,INC.	M	Equity
WOW	WideOpenWest, Inc.	M	Equity
WPC	W.P. Carey Inc.	M	Equity
WPM	Wheaton Precious Metals Corporation	M	Equity
WPP	WPP plc	M	Equity
WPRT	WESTPORT INNOVATIONS INC.	M	Equity
WRAP	Wrap Technologies, Inc.	M	Equity
WRB	BERKLEY(WR) CORP	M	Equity
WRBY	WARBY PARKER, INC.	M	Equity
WSC	WillScot Corporation	M	Equity
WSM	WILLIAMS-SONOMA INC	M	Equity
WSO	WATSCO INC	M	Equity
WSR	Whitestone REIT	M	Equity
WST	West Pharmaceutical Services Inc	M	Equity
WT	WisdomTree, Inc.	M	Equity
WTI	W&T OFFSHORE INC	M	Equity
WTRG	Essential Utilities, Inc.	M	Equity
WTTR	Select Energy Services, Inc.	M	Equity
WTW	Willis Towers Watson Public Limited Company	M	Equity
WU	THE WESTERN UNION COMPANY	M	Equity
WULF	TERAWULF INC.	M	Equity
WVE	WAVE Life Sciences Ltd	M	Equity
WWD	Woodward, Inc.	M	Equity
WWR	WESTWATER RESOURCES INC	M	Equity
WWW	WOLVERINE WORLD WIDE INC	M	Equity
WY	WEYERHAEUSER COMPANY	M	Equity
WYNN	WYNN RESORTS LTD.	M	Equity
WYY	WIDEPOINT CORPORATION	M	Equity
X	UNITED STATES STEEL CORPORATION	M	Equity
XAIR	BEYOND AIR INC	M	Equity
XBI	SPDR S&P Biotech ETF	M	ETF
XEL	XCEL ENERGY INC	M	Equity
XENE	Xenon Pharmaceuticals Inc.	M	Equity
XERS	Xeris Biopharma Holdings, Inc.	M	Equity
XES	SPDR S&P Oil & Gas Equipment & Svcs ETF	M	ETF
XGN	EXAGEN, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
XHB	SPDR S&P HOMEBUILDERS	M	ETF
XIFR	XPLR Infrastructure, LP	M	Equity
XLB	MATERIALS SELECT SECTOR SPDR	M	ETF
XLC	Communication Services Select Sect SPDR ETF	M	ETF
XLE	ENERGY SELECT SECTOR SPDR	M	ETF
XLF	FINANCIAL SELECT SECTOR SPDR	M	ETF
XLG	INVESCO S&P 500 TOP 50 ETF	M	ETF
XLI	INDUSTRIAL SELECT SECTOR SPDR	M	ETF
XLK	TECHNOLOGY SELECT SECTOR SPDR	M	ETF
XLP	CONSUMER STAPLES SELECT SECTOR SPDR	M	ETF
XLRE	Real Estate Select Sector SPDR	M	ETF
XLU	UTILITIES SELECT SECTOR SPDR	M	ETF
XLV	HEALTH CARE SELECT SECTOR SPDR	M	ETF
XLY	CONSUMER DISCRETIONARY SELECT SPDR	M	ETF
XME	SPDR S&P METALS & MINING	M	ETF
XMTR	XOMETRY INC.	M	Equity
XNET	Xunlei Limited	M	Equity
XOM	EXXON MOBIL CORPORATION	M	Equity
XOP	SPDR S&P OIL & GAS EXPLORATION & PROD	M	ETF
XP	XP Inc.	M	Equity
XPEL	XPEL, INC.	M	Equity
XPEV	XPENG, INC. ADR CLASS A	M	Equity
XPO	XPO Logistics, Inc.	M	Equity
XPOF	XPONENTIAL FITNESS, INC	M	Equity
XPRO	Expro Group Holdings N.V.	M	Equity
XRAY	DENTSPLY INTL, INC.	M	Equity
XRT	SPDR S&P RETAIL	M	ETF
XRX	XEROX CORPORATION	M	Equity
XSD	SPDR S&P Semiconductor ETF	M	ETF
XSHD	INVESCO S&P SMALLCAP HIGH DIV LOW VOLATILITY ETF	M	ETF
XYL	Xylem Inc.	M	Equity
XYLD	GLOBAL X S&P 500 COVERED CALL ETF	M	ETF
XYZ	Block, Inc.	M	Equity
YALA	YALLA GROUP LIMITED	M	Equity
YANG	Direxion Daily FTSE China Bear 3x Shares	M	ETF
YCL	ProShares Ultra Yen	M	ETF
YCS	ProShares UltraShort Yen	M	ETF
YELP	YELP, INC.	M	Equity
YETI	YETI Holdings, Inc.	M	Equity
YEXT	Yext, Inc.	M	Equity
YINN	Direxion Daily China 3X Bull Shares	M	ETF
YMAB	Y-MABS THERAPEUTICS INC	M	Equity
YMAG	YIELDMAX MAGNIFICENT 7 FUND OF OPTION INCOME ETFS	M	ETF
YMAX	YieldMax Universe Fund of Option Income ETFs	M	ETF
YMM	FULL TRUCK ALLIANCE CO. LTD.	M	Equity
YOLO	ADVISORSHARES PURE CANNABIS ETF	M	ETF
YOU	CLEAR SECURE, INC	M	Equity

MIAX Options Securities List as of 6/2/2025			
Und Symbol	Company Name	List Exch	Inst Type
YPF	YPF S.A.	M	Equity
YRD	Yirendai Ltd.	M	Equity
YSG	YATSEN HOLDING LTD	M	Equity
YUM	YUM! BRANDS, INC.	M	Equity
YUMC	Yum China Holdings, Inc.	M	Equity
Z	ZILLOW GROUP, INC.	M	Equity
ZBH	Zimmer Bionet Holdings, Inc.	M	Equity
ZBRA	ZEBRA TECHNOLOGIES CORP.	M	Equity
ZD	Ziff Davis, Inc.	M	Equity
ZDGE	ZEDGE INC	M	Equity
ZETA	ZETA GLOBAL HOLDINGS CORP.	M	Equity
ZG	Zillow Group, Inc	M	Equity
ZH	ZHIHU INC	M	Equity
ZIM	ZIM INTEGRATED SHIPPING SERVICE	M	Equity
ZION	ZIONS BANCORP	M	Equity
ZIP	ZIPRECRUITER, INC	M	Equity
ZK	ZEEKR Intelligent Technology Holding Limited	M	Equity
ZLAB	ZAI LAB LTD	M	Equity
ZM	Zoom Video Communications. Inc.	M	Equity
ZNTL	ZENTALIS PHARMACEUTICALS, INC.	M	Equity
ZROZ	PIMCO 25+ Year Zero Coupon U.S. Treasury Index Fund	M	ETF
ZS	Zscaler, Inc.	M	Equity
ZSL	ProShares UltraShort Silver (20 shares)	M	ETF
ZTO	ZTO Express (Cayman) Inc.	M	Equity
ZTS	ZOETIS INC.	M	Equity
ZUMZ	ZUMIEZ INC	M	Equity
ZVIA	ZEVIA PBC	M	Equity
ZVRA	Zevra Therapeutics, Inc.	M	Equity
ZWS	Zurn Water Solutions Corporation	M	Equity
ZYME	Zymeworks Inc	M	Equity
ZYXI	Zynex, Inc.	M	Equity

MIAX Options Securities List